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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADOLOR CORPORATION
(Name of Subject Company)

ADOLOR CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Classes of Securities)

00724X102
(CUSIP Number of Classes of Securities)

John M. Limongelli
Senior Vice President,
General Counsel and Secretary
Adolor Corporation
700 Pennsylvania Drive
Exton, PA 19341
(484) 595-1500

(Name, Address and Telephone Number of Person Authorized
to Receive Notice and Communications On Behalf of the Person(s) Filing)

Copy to:
James A. Lebovitz
Ian A. Hartman
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
(215) 994-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        (a)   Name and Address. The name of the subject company is Adolor Corporation, a Delaware corporation ("Adolor" or the "Company"). The principal executive offices of Adolor are located at 700 Pennsylvania Drive, Exton, Pennsylvania, 19341, and Adolor's telephone number is (484) 595-1500.

        (b)   Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this "Schedule 14D-9") relates to the common stock, par value $0.0001 per share, of the Company (the "Shares"). As of the close of business on November 4, 2011, there were 46,603,391 Shares issued and outstanding (including shares of restricted stock). The number of Shares issued and outstanding does not include any shares of common stock subject to options or any deferred stock units outstanding as of November 4, 2011.

Item 2.    Identity and Background of Filing Person.

        (a)   Name and Address. The name, address and telephone number of the Company, which is filing this Schedule 14D-9, is set forth in Item 1(a) above.

        (b)   Tender Offer. This Schedule 14D-9 relates to a tender offer (the "Offer") by FRD Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on November 7, 2011 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding Shares at a purchase price of $4.25 per Share in cash (the "Closing Amount"), plus one non-transferable contingent payment right for each Share (a "CPR"), which shall represent the right to receive up to $4.50 in cash subject to the fulfillment of certain conditions and/or the attainment of certain milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2011 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal, dated November 7, 2011 (as amended or supplemented from time to time, the "Letter of Transmittal"). For purposes of this Schedule 14D-9, the Closing Amount and one CPR, or any such higher consideration as may be paid in the Offer, are referred to as the "Offer Price". Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 24, 2011 (the "Merger Agreement") by and among the Company, Parent and Purchaser. Pursuant to the Merger Agreement, after the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the "Merger"), with the Company surviving as a wholly-owned subsidiary of Parent (the "Surviving Corporation"). Upon completion of the Merger, each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (excluding those Shares that are held by Parent, Purchaser, the Company or stockholders perfecting their appraisal rights under Section 262 of the Delaware General Corporation Law (the "DGCL")) will be cancelled and converted into the right to receive the Closing Amount in cash (without interest and subject to applicable withholding taxes) and one CPR, or any such higher consideration as may be paid in the Offer (the "Merger Consideration"). If Purchaser holds 90% or more of the outstanding Shares immediately prior to the Merger, it may effect a "short-form" merger under the DGCL without additional approval by the Company's stockholders. Otherwise, the Company will hold a special stockholders' meeting to obtain stockholders approval of the Merger.

        The treatment of awards under the Company's benefit plans, including options, restricted stock awards and deferred stock units, is discussed below under Item 3—Past Contacts, Transactions, Negotiations and Agreements.

        The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached to this Schedule 14D-9 as Exhibit (e)(1) and is incorporated by reference herein.

        Pursuant to the Merger Agreement, Parent and Broadridge Corporate Issuer Solutions, Inc., a Pennsylvania corporation, as rights agent (the "Rights Agent") will enter into a Contingent Payment Rights Agreement (the "CPR Agreement") governing the terms of the CPRs. Each holder of a CPR is entitled to receive the following cash payments:

  U.S. Food and Drug Administration ("FDA") Approval:

    •
    $3.00 per CPR payable if ADL5945 is approved by the FDA on or before July 1, 2019 and is either (1) the first oral monotherapy treatment for opioid induced constipation ("OIC") approved by the FDA without a maximum day limitation, or (2) if not the first product to be so approved, the FDA-approved label does not competitively disadvantage ADL5945 relative to other FDA-approved OIC products (such approval, the "FDA Preferred Product Label Approval").

    •
    This $3.00 amount will be reduced by $1.75 to $1.25 if ADL5945 is approved by the FDA for OIC, but does not otherwise meet the criteria for the FDA Preferred Product Label Approval.

  European Medicines Agency ("EMA") Approval:

    •
    $1.50 per CPR payable if ADL5945 is approved by the EMA on or before July 1, 2019 and is either (1) the first oral monotherapy treatment for OIC approved by the EMA without a maximum day limitation, or (2) if not the first product to be so approved, the EMA-approved label does not competitively disadvantage ADL5945 relative to other EMA-approved OIC products (such approval, the "EMA Preferred Product Label Approval").

    •
    This $1.50 amount will be reduced by $1.00 to $0.50 if ADL5945 is approved by the EMA for OIC, but does not otherwise meet the criteria for the EMA Preferred Product Label Approval.

  Sales Milestones:

        If either the FDA Preferred Product Label Approval or the EMA Preferred Product Label Approval is not obtained by July 1, 2019, then each holder of a CPR is entitled to receive the following cash payments:

    •
    If neither the FDA Preferred Product Label Approval nor the EMA Preferred Product Label Approval is obtained, then each holder of a CPR is entitled to receive $1.50 upon ADL5945 achieving $400,000,000 in cumulative worldwide net sales prior to the earlier of (1) July 1, 2024, and (2) the fifth anniversary of the earlier of (a) the first commercial sale of ADL5945 in the United States and (b) the first date on which there have been commercial sales of ADL5945 in at least three of the following five major European markets: the United Kingdom, France, Germany, Spain and Italy (the "$400 Million Sales Target"), and an additional $1.25 upon ADL5945 achieving $800,000,000 in cumulative worldwide net sales over the same period (the "$800 Million Sales Target").

    •
    If EMA Preferred Product Label Approval is obtained, but FDA Preferred Product Label Approval is not obtained, then each holder of a CPR is entitled to receive $0.50 upon

      ADL5945 achieving the $400 Million Sales Target, and an additional $1.25 upon ADL5945 achieving the $800 Million Sales Target.

    •
    If FDA Preferred Product Label Approval is obtained, but EMA Preferred Product Label Approval is not obtained, then each holder of a CPR is entitled to receive $1.00 upon ADL5945 achieving the $800 Million Sales Target.

        Parent has agreed to use certain diligent efforts to achieve each milestone, which efforts generally require Parent, in carrying out its obligations, to use those efforts normally used by persons in the pharmaceutical business similar in size and resources to Parent relating to seeking regulatory approval for a product candidate or commercialization of an approved product that is of similar market potential at a similar stage in its development or product life.

        The foregoing description of the form of CPR Agreement does not purport to be complete and is qualified in its entirety by reference to the form of CPR Agreement, which is attached as Annex IV to the Merger Agreement and incorporated by reference herein.

        As set forth in the Schedule TO, (i) the address of the principal executive offices of Purchaser is 65 Hayden Avenue, Lexington, Massachusetts 02421, and the telephone number at that location is (781) 860-8660, and (ii) the address of the principal executive offices of Parent is 65 Hayden Avenue, Lexington, Massachusetts 02421, and the telephone number at that location is (781) 860-8660.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the "Information Statement"), as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement included in Annex I is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, in connection with Parent's right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the "Company Board", the "Board" or the "Company's Board of Directors") promptly upon the first acceptance for payment pursuant to the Offer of Shares that represent at least a majority of the issued and outstanding Shares, and the transfer of funds to a paying agent to cover the Closing Amount with respect to such Shares.

        In considering the recommendation of the Company Board, you should be aware that the Company's directors and executive officers have interests in the Offer that are different from, or in addition to, those of its stockholders. These interests may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in making its recommendation. The Company's executive officers are Michael R. Dougherty, Stephen W. Webster, John M. Limongelli and George R. Maurer. Mr. Dougherty also is a member of the Company Board.

        (a)   Arrangements with Current Executive Officers and Directors of the Company.

  Director and Officer Exculpation, Indemnification and Insurance

        As permitted under Section 145 of the DGCL, the Company has included in its certificate of incorporation, as amended and restated (the "Charter"), a provision that the Company shall, to the fullest extent permitted by the DGCL, indemnify any and all persons whom the Company has the power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section. The Charter further provides that such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders, or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        In addition, the Amended and Restated Bylaws of the Company (the "Bylaws") provide that the Company shall indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise, against expenses (including attorneys' fees), liability and loss actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company, except to the extent that such indemnification is prohibited by applicable law. The Bylaws also permit the Company in certain circumstances to make advance payments of expenses to any persons entitled to indemnification thereunder.

        In addition, the Company maintains directors' and officers' liability insurance.

        Pursuant to the Merger Agreement, for a period of six years following the Effective Time, Parent has agreed to maintain in effect any rights with respect to matters occurring at or prior to the Effective Time to indemnification or exculpation existing in favor of the Company's directors or officers in the Charter and Bylaws as in effect immediately prior to the Effective Time. In addition, the Merger Agreement provides that, for a period of six years following the Effective Time, Parent shall not, nor shall it permit the Surviving Corporation to, amend, repeal or otherwise modify such provisions for indemnification in any manner that would adversely affect the rights thereunder of individuals who at any time on or prior to the Effective Time were directors or officers of the Company or directors or officers of any subsidiary of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law. The Merger Agreement also provides that in the event any claim or claims are asserted or made either prior to the Effective Time or within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. Parent guarantees the payment of any obligation of the Surviving Corporation to indemnify any director or officer of the Company.

        The Merger Agreement further provides that, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to: (i) maintain for a period of six years after the Effective Time, at no expense to the beneficiaries, the current policies of the directors' and officers' liability insurance maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), so long as the annual premium therefor would not be in excess of 300% of the last annual premium paid prior to the Effective Time, or (ii) purchase a six year extended reporting period endorsement with respect to the directors' and officers' liability insurance and maintain such endorsement in full force and effect for its full term, provided, however, that prior to the Surviving Corporation taking any actions in clauses (i) or (ii), Parent shall be provided the opportunity to purchase, in lieu thereof, a substitute policy with the same coverage limits and substantially similar terms as in the endorsement proposed to be purchased by the Surviving Corporation. The Merger Agreement also provides that if the Company's or the Surviving Corporation's existing insurance expires, is terminated or canceled during such six year period or exceeds the maximum premium discussed above, the Surviving Corporation shall obtain, and Parent shall cause the Surviving Corporation to obtain, as much directors' and officers' liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of such maximum premium, on terms and conditions no less advantageous to the indemnified parties than the Company's existing directors' and officers' liability insurance.

        The Merger Agreement also provides that, in the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, then, and in each such case, Parent or the Surviving Corporation, as applicable, shall cause proper provision to be made so that such successors and assigns shall assume the obligations set forth above.

  Treatment of Incentives under the Merger Agreement

        Stock Options:    Each stock option (each a "Company Option" and, collectively, the "Company Options") that was granted under the Company's Amended and Restated 1994 Equity Compensation Plan or its 2011 Stock-Based Incentive Compensation Plan (formerly known as the 2003 Amended and Restated Stock-Based Incentive Compensation Plan) (the "Company Stock Plans") outstanding immediately prior to the Acceptance Time shall vest as of the Acceptance Time. As of the Effective Time, all Company Stock Plans shall terminate and all Company Options shall be cancelled. The Company shall provide written notice and an opportunity to exercise to all holders of Company Options prior to the Effective Time. In full satisfaction of the cancellation of any Company Option that had a per-Share exercise price less than the last reported sale price of a Share on the NASDAQ stock market on the last trading day prior to the Acceptance Time, Parent shall, or shall cause the Surviving Corporation to, following the Effective Time, pay to the holder of such Company Option an amount in cash equal to the product of (i) the excess, if any, of the last reported sale price of a Share on the NASDAQ stock market on the last trading day prior to the Acceptance Time over the per-Share exercise price of such Company Option and (ii) the number of Shares subject thereto. At the Effective Time, all outstanding "out-of-the-money" Company Options (options with a per Share exercise price at or above the last reported sale price on the NASDAQ stock market on the last trading day prior to the Acceptance Time) will be cancelled without further obligation.

        Restricted Stock:    Each unvested share of restricted stock that was granted by the Company under a Company Stock Plan (a "Company Restricted Share" and, collectively, the "Company Restricted Stock") outstanding immediately prior to the Acceptance Time shall vest as of the Acceptance Time and, after satisfaction of all applicable tax and other withholding requirements, be converted into the right to receive, as promptly as practicable following the Effective Time, the Merger Consideration.

        Deferred Stock Units:    Each unvested performance-based deferred stock unit (a "Performance-Based DSU" and, collectively, the "Performance-Based DSUs") and each time-vested deferred stock unit (a "Time-Vested DSU" and, collectively, the "Time-Vested DSUs") (the Performance-Based DSUs and the Time-Vested DSUs being collectively referred to herein as the "DSUs") outstanding immediately prior to the Acceptance Time shall vest as of the Acceptance Time and shall be satisfied by delivery of an equivalent number of Shares, less such number of Shares as shall be withheld to satisfy applicable tax and other withholding requirements. At the Effective Time, such remaining Shares shall be converted into the right to receive the Merger Consideration as promptly as practicable following the Effective Time.

        2011 Incentive Compensation:    Each employee of the Company as of the Acceptance Time (i) who is a participant in the Company's performance-based Incentive Compensation Plan (the "Incentive Compensation Plan") shall be entitled to receive from the Company, the Surviving Corporation or the Parent, as the case may be, the amount of any bonus payable to such employee under the Incentive Compensation Plan for calendar year 2011, calculated assuming target achievement by the Company and such employee of all applicable performance goals, if any, and (ii) who is a participant in the Company's Account Manager, Regional Sales Director and National Sales Director Field Sales Incentive Compensation Plan for Trimester 3 (September—December 2011) (the "Sales Incentive Compensation Plan" and together with the Incentive Compensation Plan, the "IC Plans") shall be entitled to receive from the Company, the Surviving Corporation or the Parent, as the case may be, the greater of (y) the amount of any bonus payable to such employee under the Sales Incentive Compensation Plan for such trimester, calculated assuming target achievement by the Company and such employee of all applicable performance goals, if any, and (z) the actual amount of goal attainment for such employee under such plan. The amount of bonus payable under the relevant section of the Merger Agreement shall be paid at the earlier of (i) such time as such bonus otherwise would have been paid to such employee by the Company consistent with past practice and (ii) such time as the employee is terminated by the Surviving Corporation or Parent.

  Employment Agreements

        Each of Messrs. Michael R. Dougherty, Stephen W. Webster, John M. Limongelli, and George R. Maurer, the Company's named executive officers (each a "NEO"), is party to a letter agreement with the Company (collectively, the Letter Agreements). Under these Letter Agreements, if the NEO's employment is terminated by the Company without Cause or by the NEO for Good Reason within ninety (90) days prior to or twelve (12) months following a "change in control" (as each such term is defined in the Letter Agreements) of the Company (each, a "Qualifying Termination"), the NEO will be entitled to the following payments and benefits (subject, in the case of Mr. Dougherty only, to his execution of a release):

  (i)
  an amount equal to the sum of (a) the NEO's current base salary and (b) the bonus amount paid for the NEO's performance for the immediately preceding calendar year, paid in twelve (12) monthly installments following the Qualifying Termination; and

  (ii)
  continuation of medical, dental and life insurance benefits for a period of twelve (12) months following the Qualifying Termination.

        In addition to the payments and benefits set forth above, the Company will pay for outplacement services for each NEO for a period of twelve (12) months following a Qualifying Termination.

        The Acceptance Time will constitute a "change in control" as defined in the Letter Agreements between the Company and the NEOs. The following table sets forth the estimated payments that, in addition to equity-based award benefits described below, would be owed to each NEO as of the Acceptance Time assuming that (i) the Acceptance Time occurred on November 4, 2011 (the last practicable date prior to the filing of this Schedule 14D-9) and (ii) each NEO underwent a Qualifying Termination at the Acceptance Time. Because the actual dates of the Acceptance Time and, if applicable, the NEO's Qualifying Termination will be later than November 4, 2011, the actual value of the payments and benefits owed to the NEOs by the Company could differ from the values set forth in the table below.

Name	1x Base Salary	1x Bonus	Benefit Continuation	Outplacement	Total
Michael R. Dougherty	$457,668	$171,904	$25,584	$25,000	$680,156
Stephen W. Webster	$349,981	$83,654	$25,584	$25,000	$484,219
John M. Limongelli	$349,981	$83,654	$25,584	$25,000	$484,219
George R. Maurer	$285,000	$69,006	$19,611	$25,000	$398,617

See "Item 8. Additional Information—Information about Golden Parachute Compensation" below for further information with respect to certain of these arrangements and for a quantification of all amounts potentially payable to the NEOs in connection with the Offer and completion of the Merger.

  Stock Options

        The following table sets forth the approximate value of the cash payments that each NEO and director of Adolor would receive in exchange for the cancellation of all of his vested and unvested

Company Options pursuant to the Merger Agreement, assuming the Acceptance Time and the Effective Time occurred on November 4, 2011 (the last practicable date prior to the filing of this Schedule 14D-9) and the last reported sale price of a Share on the NASDAQ stock market on the last trading day prior to the Acceptance Time was $4.53 (the average closing market price of the Shares over the first five business days following the first public announcement of the Merger). This information is based on the number of stock options held by Adolor's NEOs and directors as of November 4, 2011 and assumes no exercise or expiration of those Company Options prior to the Effective Time. Because the actual dates of the Acceptance Time and the Effective Time will be later than November 4, 2011, because the last reported sale price of a Share on the NASDAQ stock market on the last trading day prior to the Acceptance Time could be greater or less than $4.53, and because an NEO or director could exercise some or all of such Company Options prior to the Effective Time, the actual value of the cash payments that each NEO and director will receive in exchange for the cancellation of his unvested Company Options could differ from the values set forth in the table below. All values are shown before reduction for applicable withholding tax.

Name	Vested Options	Value	Unvested Options	Value	Total Value
Michael R. Dougherty	419,998	$628,647	235,002	$713,703	$1,342,350
Stephen W. Webster	58,749	$169,672	71,251	$219,228	$388,900
John M. Limongelli	166,978	$314,441	118,022	$308,359	$622,800
George R. Maurer	110,415	$178,260	69,585	$211,040	$389,300
Armando Anido	90,000	$204,000	60,000	$185,100	$389,100
Georges Gemayel, Ph.D.	115,000	$225,750	60,000	$185,100	$410,850
Paul Goddard, Ph.D.	90,000	$204,000	60,000	$185,100	$389,100
George V. Hager, Jr.	90,000	$204,000	60,000	$185,100	$389,100
David M. Madden	205,000	$326,400	60,000	$185,100	$511,500
Guido Magni, M.D., Ph.D.	70,000	$188,000	60,000	$185,100	$373,100
Claude H. Nash, Ph.D.	90,000	$204,000	60,000	$185,100	$389,100
Donald E. Nickelson	90,000	$204,000	60,000	$185,100	$389,100

        The following table sets forth the approximate amounts each NEO and director would receive if, instead of allowing his Company Options to be cancelled at the Effective Time, as illustrated in the preceding table, he exercised all of his Company Options (other than Company Options with an exercise price greater than $4.25 per share) effective immediately prior to the Effective Time and received the Merger Consideration (net of the exercise price) for the Shares underlying such Company Options, but no amount was paid with respect to any CPR received for such Shares. All values are shown before reduction for applicable withholding tax.

Name	Vested Options	Value	Unvested Options	Value	Total Value
Michael R. Dougherty	419,998	$511,048	235,002	$647,903	$1,158,951
Stephen W. Webster	58,749	$153,223	71,251	$199,277	$352,500
John M. Limongelli	166,978	$267,687	118,022	$275,313	$543,000
George R. Maurer	110,415	$147,343	69,585	$191,557	$338,900
Armando Anido	90,000	$178,800	60,000	$168,300	$347,100
Georges Gemayel	115,000	$193,550	60,000	$168,300	$361,850
Paul Goddard, Ph.D.	90,000	$178,800	60,000	$168,300	$347,100
George V. Hager, Jr.	90,000	$178,800	60,000	$168,300	$347,100
David M. Madden	205,000	$269,000	60,000	$168,300	$437,300
Guido Magni, M.D., Ph.D.	70,000	$168,400	60,000	$168,300	$336,700
Claude H. Nash	90,000	$178,800	60,000	$168,300	$347,100
Donald Nickelson	90,000	$178,800	60,000	$168,300	$347,100

See "Contingent Payment Rights" below for information on amounts the NEOs and directors would receive with respect to CPRs received in connection with the exercise of their vested and unvested Company Options (other than Company Options with an exercise price greater than $4.25 per share) if such CPRs are paid out in full.

See "Item 8. Additional Information—Information about Golden Parachute Compensation" below for further information with respect to certain of these arrangements and for a quantification of all amounts potentially payable to the NEOs in connection with the Offer and completion of the Merger.

  Restricted Stock and Deferred Stock Units

        The following table sets forth the value of all outstanding Company Restricted Shares and DSUs that would vest as of the Acceptance Time, assuming that no amount will be paid with respect to CPRs received in connection with such Company Restricted Shares and in respect of Shares delivered upon settlement of DSUs. Because amounts could be paid with respect to CPRs received in connection with such Company Restricted Shares and in respect of Shares delivered pursuant to the DSUs, the actual value of the cash payments that each NEO will receive with respect to his unvested Company Restricted Shares and DSUs could differ from the values set forth in the table below. All values are shown before reduction for applicable withholding tax.

Name	Unvested Company Restricted Shares and DSUs		Value
Michael R. Dougherty	493,750	(1)	$2,098,438
Stephen W. Webster	141,250	(2)	$600,313
John M. Limongelli	191,250	(3)	$812,813
George R. Maurer	148,750	(4)	$632,188

(1)
Includes 37,500 unvested Company Restricted Shares and 456,250 unvested DSUs.
(2)
Includes no unvested Company Restricted Shares and 141,250 unvested DSUs.
(3)
Includes no unvested Company Restricted Shares and 191,250 unvested DSUs.
(4)
Includes no unvested Company Restricted Shares and 148,750 unvested DSUs.

See "Contingent Payment Rights" below for further information on the amounts the NEOs would receive with respect to CPRs received pursuant to the Merger Agreement in respect of Company Restricted Shares and in respect of Shares delivered pursuant to the DSUs if such CPRs are paid out in full.

See "Item 8. Additional Information—Information about Golden Parachute Compensation" below for further information with respect to certain of these arrangements and for a quantification of all amounts potentially payable to the NEOs in connection with the Offer and completion of the Merger.

  Contingent Payment Rights

        As described in Item 2(b) above, each Share tendered in the Offer shall receive the Closing Amount plus one CPR. The following table sets forth the approximate value each NEO and director of the Company would receive if the CPRs pay out $4.50 (the maximum amount payable per CPR) assuming that (i) the NEOs and directors exercise each of their Company Options with an exercise price less than or equal to $4.25 per share (and that no Company Option with an exercise price greater than $4.25 per share will be exercised) and receive in respect of each Share received upon exercise, in addition to the Closing Amount, one CPR and (ii) each holder of Restricted Shares and DSUs will receive, in addition to the Closing Amount, one CPR for each share constituting or underlying the referenced award. Because (a) the CPRs will not necessarily pay out at their full value, if they pay out at all, and (b) the NEOs and directors will not receive CPRs with respect to Shares underlying Company Options that they do not exercise or Shares that the NEOs tender in the Offer or have withheld to satisfy withholding tax obligations in connection with Company Restricted Shares and

DSUs, the actual number of CPRs each NEO and director receives and the actual amount those CPRs pay out could differ substantially from what is set forth in the table.

Name	Shares Underlying Vested Company Options	Maximum CPR Value	Shares Underlying Unvested Awards	Maximum CPR Value	CPR Value Total
Michael R. Dougherty	419,998	$1,889,991	728,752	$3,279,384	$5,169,375
Stephen W. Webster	58,749	$264,371	212,501	$956,255	$1,220,626
John M. Limongelli	166,978	$751,401	309,272	$1,391,724	$2,143,125
George R. Maurer	110,415	$496,868	218,335	$982,508	$1,479,376
Armando Anido	90,000	$405,000	60,000	$270,000	$675,000
Georges Gemayel, Ph.D.	115,000	$517,500	60,000	$270,000	$787,500
Paul Goddard, Ph.D.	90,000	$405,000	60,000	$270,000	$675,000
George V. Hager, Jr.	90,000	$405,000	60,000	$270,000	$675,000
David M. Madden	205,000	$922,500	60,000	$270,000	$1,192,500
Guido Magni, M.D., Ph.D.	70,000	$315,000	60,000	$270,000	$585,000
Claude H. Nash, Ph.D.	90,000	$405,000	60,000	$270,000	$675,000
Donald Nickelson	90,000	$405,000	60,000	$270,000	$675,000

See "Item 8. Additional Information—Information about Golden Parachute Compensation" below for further information with respect to certain of these arrangements and for a quantification of all amounts potentially payable to the NEOs in connection with the Offer and completion of the Merger.

  2011 Incentive Compensation

        The following table sets forth the amount of the bonus that will be payable to each NEO under the Company's Incentive Compensation Plan for calendar year 2011, provided that the NEO is employed by the Company as of the Acceptance Time.

Name	2011 Bonus
Michael R. Dougherty	$251,717	(1)
Stephen W. Webster	$122,493	(2)
John M. Limongelli	$122,493	(3)
George R. Maurer	$99,750	(4)

(1)
Based on a target bonus equal to 55% of Mr. Dougherty's 2011 base salary of $457,668.
(2)
Based on a target bonus equal to 35% of Mr. Webster's 2011 base salary of $349,981.
(3)
Based on a target bonus equal to 35% of Mr. Limongelli's 2011 base salary of $349,981.
(4)
Based on a target bonus equal to 35% of Mr. Maurer's 2011 base salary of $285,000.

See "Item 8. Additional Information—Information about Golden Parachute Compensation" below for further information with respect to certain of these arrangements and for a quantification of all amounts potentially payable to the NEOs in connection with the Offer and completion of the Merger.

  Tender and Voting Agreements

        In connection with the Offer, Parent, Purchaser and each of the Company's directors and NEOs entered into Tender and Voting Agreements (each a "Tender and Voting Agreement"). Pursuant to each Tender and Voting Agreement, the applicable director or NEO has agreed, among other things, subject to the termination of such Tender and Voting Agreement, (i) to tender in the Offer (and not to withdraw) all Shares beneficially owned by them, provided, however, that there shall be no duty to tender Shares if such action would give rise to liability under Section 16(b) of the Exchange Act, (ii) to vote such Shares in support of the Merger in the event stockholder approval is required to consummate the Merger, (iii) to appoint Parent as his proxy to vote such shares in connection with the Merger Agreement and (iv) not to otherwise transfer any of his Shares. Each Tender and Voting Agreement will terminate upon the termination of the Merger Agreement.

        The foregoing description of the Tender and Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Tender and Voting Agreement, which is attached as Annex II to the Merger Agreement and is incorporated by reference herein.

        (b)    Arrangements with Parent and the Purchaser.

  Merger Agreement

        The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is attached to this Schedule 14D-9 as Exhibit (e)(1) and is incorporated by reference herein.

        The Merger Agreement is attached to this Schedule 14D-9 to provide the Company's stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent in the Company's or Parent's public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. The representations and warranties may not be intended as statements of fact but rather as a way of allocating contractual risk between the parties to the Merger Agreement and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter that the parties have exchanged and may be modified by the information contained in such disclosure letter.

  Confidentiality Agreement

        On July 26, 2011, Parent and the Company entered into a Mutual Confidentiality and Non-Use Agreement (as amended, the "Confidentiality Agreement") pursuant to which Parent has agreed that, subject to certain limitations, any information concerning the Company and its subsidiaries that is of a confidential or proprietary nature furnished to it or its advisors by or on behalf of the Company shall be held confidential. The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is attached to this Schedule 14D-9 as Exhibit (e)(2) and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

        (a)    Solicitation or Recommendation.

        The Company Board, during a meeting held on October 23, 2011, by unanimous vote determined that the Offer and the Merger are advisable and in the best interests of the stockholders of the Company and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein. Accordingly, the Company Board unanimously recommends that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by Delaware law, vote their Shares in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law.

        (b)    Background of the Offer and Merger.

        The Company's management has regularly explored and assessed, and discussed with the Company Board, potential strategic alternatives available to the Company. These alternatives included strategies to grow and expand the Company's business and operations through collaboration agreements and licensing agreements, divest assets, or possibly merge or combine the Company's operations with other companies in the pharmaceutical industry.

        Specifically, since 2008, the Company's management has been regularly engaged in exploring opportunities for its opioid induced constipation ("OIC") program. Over the course of the last year, confidentiality agreements have been signed with eleven companies interested in Adolor's OIC program. Additionally, the Company has explored external opportunities for ENTEREG as well as discussions with regard to earlier stage development programs, such as beloxepin.

        As part of these routine outreach efforts, on March 30, 2011, employees of the Company, including Kevin Taylor, the Company's Vice President Business Development, met with employees of Parent to discuss beloxepin.

        On May 11, 2011, Mr. Taylor and an employee of Parent had a telephone conversation to follow-up on the March 30 meeting.

        On May 19, an employee of the Company met with representatives of Parent to discuss certain of the Company's programs.

        On June 15, 2011, Mr. Taylor requested a meeting with representatives of Parent at an industry conference to be held in late June in Washington, D.C.

        On June 28, Mr. Taylor met with Brad Prosek, Parent's Senior Director of Business Development, and Praveen Tipirneni, Parent's Vice President of Business Development, at that conference, where they discussed the Company's business. Following these discussions, the parties agreed to schedule a call between Michael W. Bonney, Parent's President and Chief Executive Officer, and Michael R. Dougherty, the Company's President and Chief Executive Officer.

        On July 5, 2011, Mr. Bonney called Mr. Dougherty and discussed the possibility of a strategic relationship between the companies.

        In mid-July, Mr. Dougherty called Mr. Bonney and agreed that the companies should explore the possibility of a strategic relationship. It was agreed that Parent and the Company should enter into an agreement to ensure the confidentiality of information exchanged during discussions between the companies.

        Following this discussion, the companies negotiated a confidentiality agreement which was executed on July 26. The confidentiality agreement included a standstill provision that prohibited Parent from acquiring stock of the Company, except in certain limited circumstances, for twelve (12) months.

        On August 2, 2011, management from both companies met at Parent's headquarters in Lexington, Massachusetts. During the meeting, the Company's management made confidential presentations regarding ENTEREG and its OIC program.

        On August 10, Adolor publicly announced positive, statistically significant top line results from its two Phase 2 studies of ADL5945 in chronic non-cancer pain patients with OIC. That same day, Robert J. Perez, Parent's Executive Vice President and Chief Operating Officer, called to congratulate Mr. Dougherty on these Phase 2 results. It was agreed that Parent would be granted access to the Company's electronic data room, where the Company housed confidential information, and on August 12, the Company provided Parent access.

        On August 22, Mr. Dougherty, Mr. Bonney and Mr. Perez attended dinner together. At that dinner, they discussed the Company's programs and opportunities that may exist between Parent and the Company. Mr. Dougherty discussed his perspectives regarding the market and the undervalued nature of the Company's assets. The parties discussed the utilization of contingent payment rights in the pharmaceutical industry.

        Two days following this dinner, on August 24, the Company Board held a special meeting. The Company Board was briefed on Mr. Dougherty's recent discussions with Parent. The Company Board discussed the plan to seek an indication of interest from Parent. The Company Board also approved the appointment of Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus") to serve as financial advisor to the Company.

        The next day, Mr. Dougherty phoned Mr. Bonney and invited Parent to submit to the Company an indication of interest.

        On August 30, Stifel Nicolaus spoke to Morgan Stanley & Co. LLC ("Morgan Stanley"), Parent's financial advisor, to discuss a potential transaction.

        On August 31, Mr. Bonney called Mr. Dougherty to discuss the Company's strategy. Mr. Bonney expressed concern that the Company was engaging in discussions with other potential acquirers and collaborators. In response, Mr. Dougherty agreed to accelerate two due diligence calls between Parent and the Company. Those two calls were held the following day.

        At a meeting in New York City on September 6, 2011, Mr. Bonney delivered a letter to Mr. Dougherty. The letter was a non-binding indication of interest which set forth the proposed terms of a potential transaction, including the cash price and contingent payment rights, on which Parent would be willing to acquire the Company. Under the terms of Parent's letter, the Company's stockholders would receive a $4.00 per share up-front cash payment and the right to receive a $3.00 per share cash payment if ADL5945 received final FDA approval by January 1, 2017 and such approval met certain product labeling criteria. If approval was not obtained on such terms, no contingent payment would be made.

        The Company Board held a special meeting on September 8 to discuss the letter received from Parent. Representatives of Dechert LLP ("Dechert"), legal counsel to the Company, provided the Company Board with an overview of its fiduciary duties in the context of a proposed acquisition of the Company. The Company Board discussed the letter from Parent, and authorized the Company's management to conduct discussions with Parent in an effort to improve the terms of Parent's offer. The Company Board discussed at length the terms of Parent's proposal, in particular the CPR. The Company Board authorized management to intensify its ongoing outreach efforts and authorized Stifel Nicolaus to participate in discussions with other potential acquirers and strategic partners.

        Following the September 8 Company Board meeting, Company management and Stifel Nicolaus discussed on multiple occasions an extensive list of companies with which management had previous interactions regarding its programs. Management and Stifel Nicolaus discussed the companies on the list that might have a strategic interest in the Company, as well as sufficient financial resources to support an acquisition of the Company. Additional companies also were considered, and following these discussions, it was determined that outreach efforts would be undertaken by Stifel Nicolaus (in some cases with assistance from Company management) with 10 companies to gauge interest in a potential transaction with the Company. These outreach efforts occurred during the period from September 8 to October 3.

        On September 9, Mr. Dougherty and Mr. Bonney spoke by phone and arranged a meeting in Lexington, Massachusetts with Mr. Bonney to discuss the terms of Parent's offer. Mr. Dougherty indicated that the Company was seeking up-front cash consideration of $5.50 per share. Mr. Bonney indicated that Parent was not willing to offer that amount.

        Mr. Dougherty traveled to Lexington, Massachusetts on September 12. There, Mr. Bonney and Mr. Dougherty discussed the terms of Parent's offer, including the up-front cash consideration and CPR amount and terms, and Mr. Dougherty again discussed up-front cash consideration of $5.50 per share, as well as a CPR payment of $3.50 per share. In addition, Mr. Dougherty proposed different terms upon which the CPR would be paid. Mr. Bonney also inquired about the possibility of the Company granting Parent a period of exclusivity to negotiate a transaction. Mr. Dougherty informed Mr. Bonney that the Company was not willing to grant Parent exclusivity at that time.

        Parent sent the Company a second offer letter, dated September 13, with revised terms. The Company received that letter on September 15. Mr. Bonney also called Mr. Dougherty to inform him of the terms of the letter. Under the terms of Parent's letter, the Company's stockholders would receive a $4.25 per share up-front cash payment, the right to receive a $1.75 per share cash payment if ADL5945 received final FDA approval by January 1, 2017 and such approval met certain product labeling criteria, and the right to receive a $1.75 per share cash payment if ADL5945 received final EMA approval by January 1, 2017 and such approval met certain product labeling criteria. If neither FDA nor EMA approval was obtained on such terms, no contingent payment would be made.

        The Company Board held a special meeting on September 16 during which it received an update on the negotiations with Parent, the terms of the most recent letter from Parent and the outreach efforts being conducted by Stifel Nicolaus and Company management. Stifel Nicolaus presented materials concerning valuation of the Company and comparable transactions in the pharmaceutical industry. Stifel Nicolaus also discussed the use of CPRs as a form of consideration in transactions in the pharmaceutical industry. The Company Board, with management and in executive session, discussed the merits of the proposal from Parent. The Company Board also considered the prospects of the Company on a stand-alone basis. At the conclusion of the executive session, the Company Board authorized the formation of a committee (the "Committee") to communicate with and advise management on the negotiations with Parent, as needed. The Committee was not delegated the authority to act on behalf of the Company Board. The three members of the Committee were: David Madden, Armando Anido and George V. Hager, Jr.

        Mr. Dougherty and Mr. Bonney discussed the status of negotiations on September 16 and September 18.

        The Committee held its first meeting on September 19. The Committee reviewed valuation materials prepared by Stifel Nicolaus and discussed Mr. Dougherty's proposed counteroffer to Parent.

        On September 19, Stifel Nicolaus engaged in discussions concerning the proposed acquisition of the Company by Parent with Morgan Stanley.

        The Committee met again on September 20 to discuss Mr. Dougherty's proposed counteroffer to Parent. The Committee also reviewed materials prepared by Stifel Nicolaus concerning valuation of the Company.

        The Company Board held a special meeting on September 21. The Company Board received an update on Mr. Dougherty's proposed counteroffer to Parent. Stifel Nicolaus provided an update on its discussions with other potential acquirers and strategic partners.

        On September 21, after consultation with the Committee, the Company Board, members of the Company's senior management and representatives of Dechert and Stifel Nicolaus, Mr. Dougherty sent a counteroffer to Mr. Bonney with revised terms for a potential acquisition of the Company by Parent. Mr. Dougherty also called Mr. Bonney to inform him of the terms of the counteroffer. Under the terms of the Company's counteroffer, the Company's stockholders would receive a $4.75 per share up-front cash payment, the right to receive a $1.00 per share cash payment upon the filing of a new drug application with the FDA for ADL5945 for the treatment of OIC, the right to receive a $1.25 per share cash payment if ADL5945 received final FDA approval (to be increased to $2.50 if such approval met certain product labeling criteria), and the right to receive a $0.75 per share cash payment if ADL5945 received final EMA approval (to be increased to $1.50 if such approval met certain product labeling criteria). Mr. Bonney, during his call with Mr. Dougherty, indicated Parent was not willing to continue negotiations indefinitely with the Company without an exclusive right to negotiate. Mr. Dougherty informed Mr. Bonney that the Company was not willing to grant Parent exclusivity at that time. Mr. Bonney reiterated to Mr. Dougherty that Parent was not willing to increase the amount of the up-front cash payment.

        On September 23, the Committee met to discuss the current status of the negotiations with Parent.

        Mr. Dougherty and Mr. Bonney spoke again on September 23 during which Mr. Bonney verbally presented Mr. Dougherty with revised terms. Under Parent's revised terms, the Company's stockholders would receive a $4.25 per share up-front cash payment, the right to receive a $0.75 per share cash payment if ADL5945 received final FDA approval by January 1, 2017 (to be increased to $3.00 if such approval met certain product labeling criteria), and the right to receive a $0.25 per share cash payment if ADL5945 received final EMA approval by January 1, 2017 (to be increased to $1.50 if such approval met certain product labeling criteria).

        On September 26, Mr. Dougherty and Mr. Bonney spoke again, and Mr. Dougherty informed Mr. Bonney that the Company would respond to Parent's offer shortly.

        The Company Board held a special meeting on September 28. Mr. Dougherty discussed the status of negotiations with Parent as well as his plans with respect to the further negotiations of such terms. Mr. Dougherty outlined several areas for further negotiation with respect to the terms of the CPRs. These included (i) increasing the amount of the payment to be made on any approval which does not include a preferred product label, (ii) granting the opportunity to earn back the higher payment amounts for an approval which does not include a preferred product label, (iii) extending the dates by which any approval would need to be obtained to trigger a payment under the CPRs, and (iv) strengthening certain other terms of the CPRs. Stifel Nicolaus and management also presented a review of outreach efforts.

        Mr. Dougherty traveled to Lexington, Massachusetts on September 29 to meet with Mr. Bonney and discussed the points that he had outlined for the Company Board. Mr. Dougherty and Mr. Bonney came to general agreement on the substantially final financial terms for a possible transaction. Mr. Bonney again raised the issue of exclusivity, indicating that Parent required a period of exclusive negotiations between the Company and Parent.

        On September 30, Parent sent the Company a third offer letter, with revised terms generally reflecting the terms discussed by Mr. Dougherty and Mr. Bonney on September 29. Parent also sent the Company a proposed letter agreement pursuant to which the Company would be prohibited from discussing a potential strategic transaction with any third party during an exclusivity period, which Parent stated was required to continue discussions and negotiations. That same day, Mr. Bonney called Mr. Dougherty to discuss the terms of the letters.

        Mr. Dougherty, Mr. Bonney, Mr. Perez and other representatives of the Company and Parent discussed the terms of the letters on multiple occasions between October 2, 2011 and October 4, 2011.

        The Company sent revised letters to Parent on October 3 reflecting its counterproposal on the terms of the proposed acquisition of the Company by Parent and the exclusivity period.

        The Company Board held a special meeting on October 3 to receive an update on Parent's letters. Following discussions regarding the letters, the Company Board received an update on Stifel Nicolaus' discussions with other potential acquirers and strategic partners. The Company Board discussed the fact that no potential acquirers or strategic partners had made an offer for a transaction with the Company or indicated that they were prepared to make an offer soon. The Company Board considered that, despite the lengthy and intensive outreach efforts with respect to its OIC program, the Company had not received a term sheet or partnering proposal from a potential partner. With respect to ENTEREG, the Company Board noted that a non-binding verbal indication of interest had been received. The Company Board also considered the prospects of the Company on a stand-alone basis. The Company Board concluded that a potential transaction with Parent provided greater value to the stockholders of the Company than other available options at that time. At the conclusion of the meeting, the Company Board authorized Mr. Dougherty to enter into the exclusivity letter agreement with Parent.

        Mr. Bonney and Mr. Dougherty discussed the terms of the Company's letters on October 4. Following these discussions, Parent and the Company executed a letter agreement dated October 4, 2011, which called for an exclusivity period that would end on October 25. Later that day, Parent sent to the Company a proposed merger agreement and a proposed form of contingent payment rights agreement. Parent also sent the Company a diligence request list.

        Between October 4 and October 23, the parties negotiated the terms of the merger agreement and the form of contingent payment rights agreement. The Company sent comments to the Merger Agreement and form of contingent payment rights agreement on October 7. The Company proposed to lower the termination fee from the $14 million fee that Parent had proposed to $7 million and to narrow the scope of the non-solicitation covenant.

        Throughout this period, Parent conducted due diligence on the Company and its business. On October 10 and October 11, a number of employees and members of management of both companies, including Mr. Perez and Mr. Dougherty, held multiple meetings at the Company's headquarters in Exton, Pennsylvania.

        On October 13, 2011, representatives of the Company and Parent, including Dechert and Ropes & Gray LLP ("Ropes & Gray"), Parent's outside counsel, met in Boston, Massachusetts to negotiate the merger agreement and the form of contingent payment rights agreement.

        On October 14, Mr. Bonney and Mr. Dougherty discussed the status of negotiations. That same day, Ropes & Gray distributed revised drafts of the Merger Agreement and the form of contingent payment rights agreement.

        On October 17, representatives of the Company and Parent, including Dechert and Ropes & Gray, held further negotiations of the merger agreement and the form of contingent payment rights agreement. Later that day, Dechert distributed a revised draft of the merger agreement.

        On October 18, Dechert distributed a revised draft of the form of contingent payment rights agreement.

        On October 22, employees of the Company, including Mr. Dougherty, and employees of Parent, including Mr. Bonney, held a telephone conference to discuss outstanding diligence items.

        On October 23, Mr. Bonney called Mr. Dougherty to inform him that the board of directors of Parent had unanimously approved the proposed transaction.

        On October 23, the Company Board held a special meeting to review and discuss the negotiations with Parent, which were substantially complete. Dechert provided the Company Board with an overview of its fiduciary duties in the context of a proposed acquisition of the Company and reviewed the terms of the draft Merger Agreement and the form of contingent payment rights agreement. At the request of the Company Board, Stifel Nicolaus delivered its oral opinion (which was subsequently confirmed in writing as of October 23, 2011) to the effect that, as of that date and based on and subject to the various assumptions and limitations to be described in its written opinion, the consideration to be received by the common stockholders of the Company in the Offer and the Merger was fair to such stockholders, from a financial point of view. The full text of Stifel Nicolaus' written opinion dated October 23, 2011, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex II.

        At the October 23 Company Board meeting, following the presentations by Dechert and Stifel Nicolaus, the Company Board considered the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties, the $10 million termination fee payable by the Company, the terms and conditions of the Top-Up Option (as defined below), including the consideration that Purchaser would pay for the Shares acquired upon exercise of the Top-Up Option, and the Company's ability to respond to certain unsolicited takeover proposals following execution of the Merger Agreement, as well as the provisions of the form of contingent payment rights agreement. The Company Board then unanimously approved the merger agreement and recommended that Adolor's stockholders tender all of their Shares pursuant to the Offer and, if applicable, vote their Shares in favor of the adoption of the Merger Agreement and the Merger. The Company Board also approved an amendment to the Company's rights plan so that it would not be triggered by the execution of the Merger Agreement, or by the Offer, the Merger or any related transactions.

        Following the October 23 Company Board meeting, Mr. Dougherty called Mr. Bonney to inform him that the Company Board had unanimously approved the proposed transaction.

        On October 24, 2011, the parties finalized the Merger Agreement and related schedules and the form of CPR Agreement. The Company and Parent then executed the Merger Agreement and issued a joint press release announcing the transaction.

        (c)    Reasons for the Recommendation of the Company Board

        In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated thereby, the Company Board consulted with Adolor's management, legal counsel and financial advisor and, in recommending that Adolor's stockholders tender all of their Shares pursuant to the Offer and, if applicable, vote their Shares in favor of the adoption of the Merger Agreement and the Merger, in accordance with the applicable provisions of the DGCL, considered a number of factors, including the following:

  •
  Financial Condition and Prospects of the Company.  The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company's financial plan, prospects and need for significant financing if it were to remain an independent company. The Company Board also considered the potential long-term value of the Company taking into account the risks and future prospects of the Company.

  •
  Transaction Financial Terms; Premium to Market Price.  The Company Board considered both (1) the non-contingent, up-front portion of the per Share consideration of $4.25 (without interest), which represented a 121.4% premium over the closing price of the Shares on October 21, 2011, the last trading day before the Offer and the Merger were announced, and a 145.7% premium over the closing price of the Shares on September 23, 2011, and (2) the total potential per Share consideration, including the payments under the CPRs, of $8.75 (without interest), which represented a 355.7% premium over the closing price of the Shares on October 21, 2011, the last trading day before the Offer and the Merger were announced, and a 405.8% premium over the closing price of the Shares on September 23, 2011.

  •
  Certainty of Value.  The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of the non-contingent, up-front cash portion of the per Share consideration. The Company Board also considered that the contingent cash portion provided an opportunity to share in the potential success of ADL5945, while recognizing that tendering in the Offer would cap the opportunity for stockholders to participate in the future growth of the Company at the value of any payments under the CPRs.

  •
  Strategic Alternatives.  The Company Board considered potential strategic alternatives available to the Company, as well as potential stockholder value that may be generated from remaining an independent public company. The Company Board discussed the need for significant financing to develop ADL5945, the possibility of being acquired by other companies and other transactions which might involve collaborations or divestiture of assets, as well as the potential benefits, risks and uncertainties associated with each such alternative. The Company Board also discussed the fact that (i) no potential acquirers or strategic partners had made an offer for a transaction with the Company or indicated that they were prepared to make an offer, (ii) despite the lengthy and intensive outreach efforts with respect to its OIC program, the Company had not received a term sheet or partnering proposal from a potential partner, and (iii) with respect to ENTEREG, that a non-binding verbal indication of interest had been received. The Company Board concluded that a potential transaction with Parent provided greater value to the stockholders of the Company than other available options. The Company Board believed that the Offer and the Merger provided the Company's stockholders with an attractive opportunity to receive enhanced value for their Shares.

  •
  Historical Trading Prices.  The Company Board considered the relationship of the Offer Price to the historical trading prices of the Shares.

  •
  Timing of Completion.  The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all outstanding Shares, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration as received in the Offer. The Company Board also considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Company Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

  •
  Opinion of the Company's Financial Advisor.  The Company Board considered the opinion of Stifel Nicolaus, and its financial presentation, dated October 23, 2011, to the Company Board that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the opinion, the consideration to be paid to the common stockholders of the Company in the Offer and the Merger is fair to such stockholders, from a financial point of view, as more fully described below in this Item 4 under "Opinion of the Financial Advisor to the Company" and as set forth in the full text of such opinion attached hereto as Annex II.

  •
  Terms of the Merger Agreement.  The Company Board considered the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fee payable by the Company.

  •
  Ability to Respond to Certain Unsolicited Takeover Proposals.  The Company Board considered the fact that the Merger Agreement prohibits the Company and its representatives and subsidiaries from, directly or indirectly, (a) initiating, soliciting or encouraging, or taking any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal (as that term is defined in the Merger Agreement), (b) entering into any agreement with respect to an Acquisition Proposal, or (c) engaging in negotiations or discussions with, or providing non-public information or data to, any person (other than Parent or any of its affiliates or representatives) relating to any Acquisition Proposal or granting any waiver or release under any standstill agreement. The Company Board understood that, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, these provisions were conditions to Parent's willingness to enter into the Merger Agreement and were believed by the Company Board to be reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company stockholders. The Company Board also considered the fact that the Merger Agreement allows the Company to furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement and negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal if, but only if, such person has, not resulting from any knowing material violation of Section 5.2 of the Merger Agreement, submitted a written proposal to the Company relating to such Acquisition Proposal which the Company Board determines in good faith, after consultation with its financial advisor, is or is reasonably expected to lead to a Superior Proposal (as that term is defined in the Merger Agreement), subject to certain covenants and conditions, including payment of a termination fee. In addition, the Company Board considered the fact that it could terminate the Merger Agreement to accept a Superior Proposal prior to the closing of the Offer.

  •
  Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing.  The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of the Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer.

  •
  Termination Fee.  The Company Board considered the termination fee of $10 million that could become payable pursuant to the Merger Agreement under certain circumstances, including termination of the Merger Agreement to accept a Superior Proposal.

  •
  Appraisal Rights.  The Company Board considered the availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the "fair value" of their shares of Common Stock at the completion of the Merger.

  •
  Pre-Closing Covenants.  The Company Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not undertake various actions related to the conduct of its business without the prior written consent of Parent. The Company Board further considered that these provisions may limit the Company's ability to pursue business opportunities that it would otherwise pursue.

  •
  Tax Treatment.  The Company Board considered that the Merger Consideration to be received by the holders of Shares in the Offer and the Merger might be taxable to such holders for U.S. federal income tax purposes.

  •
  Regulatory Approval and Third-Party Consents.  The Company Board considered the regulatory approvals and third party consents that may be required to consummate the Offer and the Merger and the prospects for receiving any such approvals and consents, if necessary.

        In making its recommendation, the Company Board was aware of and took into consideration the interests of certain Company executives, including the President and Chief Executive Officer, who is a member of the Company Board, in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Schedule 14D-9 and their holding of Shares, Company Options, Company Restricted Shares and DSUs as referenced in Item 3 of this Schedule 14D-9.

        The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Company Board may have given different weight to different factors.

        (d)   Opinion of Financial Advisor to the Company.

        The Company Board approved the appointment of Stifel Nicolaus to act as the Company's financial advisor in connection with a possible sale of the Company and to provide to the Company Board a fairness opinion in connection with any proposed transaction on August 24, 2011, and the Company retained Stifel Nicolaus on October 5, 2011. On October 23, 2011, Stifel Nicolaus delivered its written Opinion, dated October 23, 2011 (the "Opinion"), to the Company Board that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the consideration to be paid to the common stockholders of the Company in the Offer and Merger (collectively, the "Transaction") is fair to such stockholders, from a financial point of view.

        Adolor did not impose any limitations on Stifel Nicolaus with respect to the investigations made or procedures followed in rendering its Opinion. In selecting Stifel Nicolaus, the Company Board considered, among other things, the fact that Stifel Nicolaus is a reputable investment banking firm with substantial experience advising companies in the healthcare and pharmaceutical sectors and in providing strategic advisory services in general. Stifel Nicolaus, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Stifel Nicolaus and its affiliates may actively trade the securities of Adolor and Parent for its own account and for the account of its customers and, accordingly, may at any time hold a long or short portion in such securities.

        The full text of the written Opinion of Stifel Nicolaus is attached to this Schedule 14D-9 as Annex II and is incorporated into this document by reference. The summary of Stifel Nicolaus' Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Opinion. Stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, other matters considered and limits of the review undertaken by Stifel Nicolaus in connection with such Opinion.

        Stifel Nicolaus' Opinion was approved by its fairness committee. The Opinion was provided for the information of, and directed to, the Company Board for its information and assistance in connection with its consideration of the financial terms of the Transaction. The Opinion does not constitute a recommendation to the Company Board as to how the Company Board should vote on any aspect of the Transaction or to any stockholder of Adolor as to whether such stockholder should tender his, her or its shares of common stock pursuant to the Offer or, if applicable, as to how any such stockholder should vote at any stockholders' meeting at which the Merger is considered, or whether or not any stockholder of Adolor should enter into a voting or stockholders' agreement with respect to the Transaction, or exercise any dissenters' or appraisal rights that may be available to such stockholder. In addition, the Opinion does not compare the relative merits of the Transaction with any other alternative transaction or business strategy which may have been available to the Company Board or the Company and does not address the underlying business decision of the Company Board or the Company to proceed with or effect the Transaction. Moreover, it does not address the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of Adolor; nor does it address the fairness of the amount or nature of any compensation to be paid or payable to any of Adolor's officers, directors or employees, or class of such persons, in connection with the Transaction, whether relative to the consideration to be received by Adolor's stockholders or otherwise.

        In connection with its Opinion, Stifel Nicolaus, among other things:

  •
  reviewed the draft of the Merger Agreement, dated October 23, 2011, which is the last draft made available to Stifel Nicolaus;

  •
  reviewed the draft of the CPR Agreement, dated October 18, 2011, which is the last draft made available to Stifel Nicolaus;

  •
  reviewed and analyzed certain publicly available financial and other information for the Company, including equity research and certain relevant financial and operating data furnished to Stifel Nicolaus by the management of the Company;

  •
  reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning the Company prepared by the management of the Company, including projections for the Company provided by the management of the Company (the "Company Projections");

  •
  discussed with certain members of the management of the Company the historical and current business operations, financial condition and prospects of the Company and such other matters Stifel Nicolaus deemed relevant;

  •
  reviewed and analyzed certain operating results and the reported price and trading histories of the Company as compared to operating results and the reported price and trading histories of certain publicly traded companies Stifel Nicolaus deemed relevant;

  •
  reviewed and analyzed certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations Stifel Nicolaus deemed relevant;

  •
  reviewed and analyzed, based on the Company Projections, the cash flows generated by the Company on a stand-alone basis to determine the present value of the Company's discounted cash flows;

  •
  performed, reviewed and analyzed a sum-of-the-parts analysis, based on the Company Projections; and

  •
  reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Stifel Nicolaus deemed relevant for the purposes of Stifel Nicolaus' Opinion.

        In addition, Stifel Nicolaus took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its general knowledge of the industry in which the Company operates.

        In conducting its review, Stifel Nicolaus, with the Company Board's consent, relied upon and assumed, without independent verification, the accuracy and completeness of all the financial and other information that was made available, supplied, or otherwise communicated to Stifel Nicolaus by or on behalf of Adolor, or that was otherwise reviewed by Stifel Nicolaus, including, without limitation, publicly available information, and Stifel Nicolaus did not assume any responsibility for independently verifying any of such information. Stifel Nicolaus further relied upon the assurances of Adolor management that it was unaware of any facts that would make such information incomplete or misleading.

        With respect to estimates, forecasts or projections of the Company's future financial performance prepared by or reviewed with management of the Company or obtained from public sources (including the Company Projections), Stifel Nicolaus relied upon the statements of the Company's management that such estimates, forecasts and projections (and the assumptions and bases therefor) were reasonable and assumed that such estimates, forecasts and projections represented the best available estimates, forecasts and projections and, with respect to estimates, forecasts and projections prepared by management of the Company, were prepared in good faith on assumptions which, in light of the circumstances under which they were made, were reasonable, as has been represented and warranted by the Company or, with respect to estimates, forecasts and projections obtained from public sources, represented reasonable estimates, forecasts and projections. Such estimates, forecasts and projections were not prepared with the expectation of public disclosure and are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such estimates, forecasts and projections. Stifel Nicolaus relied on these estimates, forecasts and projections without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof. Stifel Nicolaus relied upon, without independent verification, the assessment of the Company's management as to the existing products and services of the Company and viability of, and risks associated with, the future products and services of the Company. Stifel Nicolaus expresses no opinion as to the Company Projections or any other estimates, forecasts and assumptions or the assumptions on which they were made.

        Stifel Nicolaus was not requested to make, and did not make, an independent evaluation, physical inspection, valuation or appraisal of the properties, facilities, assets, or liabilities of Adolor, and was not furnished with any such materials.

        Stifel Nicolaus assumed, with the Company Board's consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are set forth in its financial statements or were disclosed to Stifel Nicolaus by the Company's management. Stifel Nicolaus assumed that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent relevant financial statements made available to Stifel Nicolaus. With respect to all legal matters relating to the Company, Parent and the Transaction, Stifel Nicolaus relied on the advice of legal counsel to the Company.

        Stifel Nicolaus' Opinion was limited to whether the consideration to be received by the common stockholders of the Company in connection with the Transaction is, as of the date of such Opinion, fair to such stockholders, from a financial point of view. Stifel Nicolaus expressed no view as to any other aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction, or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Without limiting the generality of the foregoing, Stifel Nicolaus' Opinion does not address any legal, tax or accounting matters, including the consequences any such matters may have on the Company or its stockholders.

        For purposes of rendering its opinion Stifel Nicolaus assumed in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement and the CPR Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the CPR Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. Stifel Nicolaus also assumed that the final forms of the Merger Agreement and the CPR Agreement will be substantially similar to the last drafts reviewed by it. Stifel Nicolaus also assumed that all governmental, regulatory and other consents and approvals required in connection with the Transaction will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

        Stifel Nicolaus did not consider any potential legislative or regulatory changes currently being considered by the United States Congress, the SEC, or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. The Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company or any other person.

        Stifel Nicolaus' Opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of the Opinion. It is understood that subsequent developments may affect the conclusions reached in Stifel Nicolaus' Opinion and that Stifel Nicolaus does not have any obligation to update, revise or reaffirm its Opinion.

        The summary set forth below does not purport to be a complete description of the analyses performed by Stifel Nicolaus, but describes, in summary form, the material elements of the presentation that Stifel Nicolaus made to the Company Board on October 23, 2011, in connection with Stifel Nicolaus' Opinion.

        In accordance with customary investment banking practice, Stifel Nicolaus employed generally accepted valuation methods and financial analyses in reaching its Opinion. The following is a summary of the material financial analyses performed by Stifel Nicolaus in arriving at its Opinion. These summaries of financial analyses alone do not constitute a complete description of the financial analyses Stifel Nicolaus employed in reaching its conclusions. None of the analyses performed by Stifel Nicolaus were assigned a greater significance by Stifel Nicolaus than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel Nicolaus. The summary text describing each financial analysis does not constitute a complete description of Stifel Nicolaus' financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel Nicolaus. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Stifel Nicolaus with respect to any of the analyses performed by it in connection with its Opinion. Rather, Stifel Nicolaus made its determination as to the fairness to the common stockholders of Adolor of the consideration to be received by such stockholders in the Transaction, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

        Except as otherwise noted, the information utilized by Stifel Nicolaus in its analyses, to the extent that it is based on market data, is based on market data as it existed on or before October 21, 2011 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

        In conducting its analysis, Stifel Nicolaus used five primary methodologies: selected publicly traded companies analysis; selected precedent transactions analysis; discounted cash flow analysis; sum-of-the-parts analysis; and premiums paid analysis. No individual methodology was given a specific weight, nor can any methodology be viewed individually. Additionally, no company or transaction used in any analysis as a comparison is identical to Adolor or the Transaction, and they all differ in material ways. Accordingly, an analysis of the results described below is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. Stifel Nicolaus used these analyses to determine the impact of various operating metrics on the implied equity value of Adolor. Each of these analyses yielded a range of implied equity values, and therefore, such implied equity value ranges developed from these analyses were viewed by Stifel Nicolaus collectively and not individually.

        In delivering its Opinion to the Company Board, Stifel Nicolaus utilized the financial projections and estimates as provided by Adolor management. These projections and estimates include combined projections for ENTEREG and two scenarios for ADL5945: (i) the "Competitive Label Case," which assumes that ADL5945 is approved without a competitively disadvantageous Black Box warning or Risk Evaluation and Mitigation Strategy; and (ii) the "Non-Competitive Label Case," which assumes that ADL5945 is approved with a competitively disadvantageous Black Box warning or Risk Evaluation and Mitigation Strategy. These scenarios for ADL5945 are based on two different projections for payments under the CPR Agreement.

        Selected Companies Analysis.    Stifel Nicolaus reviewed, analyzed and compared certain financial information relating to Adolor to corresponding publicly available financial information and market multiples for the following 13 publicly traded, mid- and small-cap specialty pharmaceutical companies that are developing or have marketed products in OIC, pain or hospital-based markets, and six publicly traded, mature, specialty pharmaceutical companies that are developing or have marketed products in OIC and pain:

Selected Mid/Small-Cap Specialty Pharmaceutical Companies	Selected Mature Specialty Pharmaceuticals Companies
Alexza Pharmaceuticals Inc.	Endo Pharmaceuticals Holdings Inc.
Avanir Pharmaceuticals Inc.	Forest Laboratories Inc.
Cadence Pharmaceuticals Inc.	Medicis Pharmaceutical Corporation
Cornerstone Therapeutics Inc.	Salix Pharmaceuticals Ltd.
Cubist Pharmaceuticals Inc.	Valeant Pharmaceuticals International Inc.
Cumberland Pharmaceuticals Inc.	Warner Chilcott Plc
Medicines Co.
NeurogesX Inc.
Pain Therapeutics Inc.
Progenics Pharmaceuticals Inc.
Santarus Inc.
ViroPharma Inc.
Zogenix Inc.

        Stifel Nicolaus reviewed, among other things, the range of enterprise values of the selected mid-cap and small-cap specialty pharmaceutical companies, calculated as equity value using the closing stock prices on October 21, 2011, plus the book value of debt and minority interests, less cash and equivalents, as a multiple of calendar year 2011 and 2012 estimated revenue, as provided by FactSet estimates.

        The following table sets forth, for the periods indicated, the ranges of enterprise value as a multiple of revenue utilized by Stifel Nicolaus in performing its analysis, which were derived from the selected publicly traded, mid- and small-cap specialty pharmaceutical companies identified above, and the ranges of the equity values per share for Adolor implied by this analysis.

Enterprise Value to:	Relevant Range of Revenue Multiples	Range of Equity Values Per Share
2011E Revenues	2.00x–3.00x	$1.58–$2.27
2012E Revenues	1.75x–2.75x	$1.82–$2.74

        Stifel Nicolaus also reviewed the range of price to earnings ("P/E") ratios of the selected publicly traded, mature, specialty pharmaceutical companies, calculated using the closing stock prices on October 21, 2011, as a multiple of calendar year 2011 and 2012 estimated earnings per share, as provided by FactSet estimates. The implied P/E ratio ranges were utilized to calculate Adolor's equity values implied by Adolor's 2017 and 2018 estimated net income in both the Competitive Label Case and Non-Competitive Label Case, as provided by Adolor management, and were discounted to present value at a 20% discount rate to arrive at an implied equity value per share.

        The following table sets forth, for the periods indicated, the ranges of P/E multiples utilized by Stifel Nicolaus in performing its analysis, which were derived from the selected publicly traded, mature, specialty pharmaceutical companies identified above, and the ranges of equity values per share for Adolor implied by this analysis.

Enterprise Value to:	Relevant Range of P/E Multiples	Range of Implied Equity Values Per Share
2017E Net Income (Competitive Label Case)	11.0x–15.0x	$3.16–$4.28
2018E Net Income (Competitive Label Case)	11.0x–15.0x	$5.23–$7.06
2017E Net Income (Non-Competitive Label Case)	11.0x–15.0x	$1.09–$1.49
2018E Net Income (Non-Competitive Label Case)	11.0x–15.0x	$2.29–$3.09

        Stifel Nicolaus selected publicly traded companies on the basis of various factors, including the size of the public company and the similarity of the lines of business or therapeutic focus, although, as noted above, no public company used as a comparison is identical to Adolor. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the selected companies and other factors.

        Selected Precedent Transactions Analysis.    Stifel Nicolaus reviewed and analyzed certain publicly available information for the following 17 recent business combinations in the life sciences (defined as biotechnology and pharmaceutical company targets with a therapeutic focus and excluding companies with over-the-counter or generic products) industry that were announced subsequent to January 1, 2008 and where the acquired company had a marketed product or had filed an NDA.

Date	Target	Acquiror
07/20/11	Allos Therapeutics, Inc.	Amag Pharmaceuiticals, Inc.
05/02/11	Cephalon, Inc.	Teva Pharmaceutical Industries, Ltd.
02/22/11	Clinical Data, Inc.	Forest Laboratories, Inc.
02/16/11	Genzyme Corp.	sanofi-aventis
10/12/10	King Pharmaceuticals, Inc.	Pfizer Inc.
10/06/10	Crucell N.V.	Johnson & Johnson
09/07/10	Zymogenetics, Inc.	Bristol-Myers Squibb Co.
08/09/10	Penwest Pharmaceuticals Co.	Endo Pharmaceuticals Holdings Inc.
07/19/10	Cypress Bioscience, Inc.	Ramius LLC
03/01/10	OSI Pharmaceuticals, Inc.	Astellas Pharma, Inc.
03/12/09	CV Therapeutics, Inc.	Gilead Sciences, Inc.
01/05/09	Indevus Pharmaceuticals, Inc.	Endo Pharmaceuticals Holdings Inc.
10/06/08	ImClone Systems Inc.	Eli Lilly & Co.
09/01/08	Sciele Pharma, Inc.	Shionogi & Co., Ltd.
07/15/08	Lev Pharmaceuticals, Inc.	ViroPharma Incorporated
02/26/08	CollaGenex Pharmaceuticals, Inc.	Galderma SA
02/20/08	Encysive Pharmaceuticals, Inc.	Pfizer, Inc.

        The following table sets forth, for the periods indicated, the ranges of revenue multiples utilized by Stifel Nicolaus in performing its analysis, which were derived from the selected life sciences business combinations identified above, and the ranges of equity values per share for Adolor implied by this analysis.

Enterprise Value to:	Relevant Range of Transaction Multiples	Range of Implied Equity Value Per Share
2011E Revenues	3.75x–4.50x	$2.78–$3.30
2012E Revenues	3.25x–4.00x	$3.20–$3.89

        Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between Adolor's businesses, operations and prospects and those of the acquired companies above, Stifel Nicolaus believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis. Accordingly, Stifel Nicolaus also made qualitative judgments concerning the differences between the characteristics of these transactions (including market conditions, rationale and circumstances surrounding each of the transactions, and the timing, type and size of each of the transactions) and the Transaction that could affect Adolor's acquisition value.

        Premiums Paid Analysis.    Stifel Nicolaus reviewed the consideration paid in 54 selected life sciences transactions involving an equity value between $50 million and $15 billion announced subsequent to January 1, 2008. Stifel Nicolaus also reviewed the premiums for the transactions identified in the "Selected Precedent Transactions Analysis" above. Stifel Nicolaus calculated the premiums paid in these transactions over the applicable, unaffected stock price of the target company on each of the trading day one trading day prior to the announcement of the acquisition offer and the trading day 20 trading days prior to the announcement of the acquisition offer.

	$50 million–$15 billion Life Sciences Transactions	Selected Precedent Transactions
	Median / Mean	Median / Mean
1-Day	55.3% / 73.9%	48.6% / 55.1%
20 Days	61.7% / 82.0%	55.8% / 73.1%

        The following table sets forth the ranges of premiums paid utilized by Stifel Nicolaus in performing its analysis, which were derived from the selected life sciences transactions identified above, and the ranges of equity values per share of Adolor common stock implied by this analysis.

	Relevant Range of Premiums Paid	Range of Implied Equity Values Per Share*
1-Day	50.0%–75.0%	$2.88–$3.36
20 Days	60.0%–85.0%	$2.77–$3.20

*
For these purposes, Stifel Nicolaus used Adolor's closing price of $1.92 on October 21, 2011 for the 1-day premium analysis and $1.73 on September 23, 2011 for the 20-day premium analysis.

        In addition, Stifel Nicolaus also reviewed and analyzed the trading history of Adolor's common stock for various intervals prior to the announcement of the Transaction on October 24, 2011.

        The non-contingent, up-front portion of the per share consideration of $4.25 (without interest), represents a 121.4% premium over the closing price of the shares on October 21, 2011 and a 145.7% premium over the closing price of the shares on September 23, 2011.

        Discounted Cash Flow Analysis.    Stifel Nicolaus used the Company Projections for the Competitive Label Case and the Non-Competitive Label Case for calendar years 2011 through 2030, as provided by Adolor management, to perform discounted cash flow analyses on each of the two scenarios. In conducting these analyses, Stifel Nicolaus assumed that Adolor would perform in accordance with these forecasts. Stifel Nicolaus performed an analysis of the present value of the unlevered free cash flows that Adolor management projects it will generate from the fourth quarter of 2011 through 2030. Stifel Nicolaus discounted both the cash flows projected from the fourth quarter of 2011 through 2030 and the terminal value to present value using a range of discount rates and terminal growth rates. The terminal value is calculated using 2031 unlevered free cash flow, which is assumed to be half of 2030 free cash flow given projected ADL5945 patent expiry and assumed generic competition, per Adolor management's estimates. The terminal value assumes negative perpetuity growth rates due to ADL5945 patent expiry. From this analysis, Stifel Nicolaus selected a range of discount rates from 18% to 22% and terminal growth rates from (20%) to (10%) for its valuation reference range. The discount rates were selected based on a weighted-average cost of capital analysis for the selected, publicly traded, mid- and small-cap specialty pharmaceutical companies and publicly traded, mature, specialty companies and Stifel Nicolaus estimates, adjusted to appropriately capture the approval risk of ADL5945. This analysis resulted in implied equity per share values ranging from $3.89 to $5.61 in the Competitive Label Case and implied equity per share values ranging from $1.54 to $2.36 in the Non-Competitive Label Case.

        Sum-of-the-Parts.    Stifel Nicolaus performed a sum-of-the-parts valuation by aggregating the values of Adolor's currently marketed product, ENTEREG, its late-stage clinical program, ADL5945, corporate overhead, and tax savings associated with net operating losses in order to derive a range of implied equity values per share for Adolor.

        Stifel Nicolaus calculated an implied enterprise value range for ENTEREG by applying a range of revenue multiples to projected 2012 revenue of $47 million as provided by Adolor management. From this analysis Stifel Nicolaus selected a range of revenue multiples from 2.50x to 3.00x for its valuation reference range.

        Stifel Nicolaus performed a discounted cash flow analysis for the ADL5945 development program, which is designed to provide insight into the value of ADL5945 as a function of its future cash flows. Using Adolor's management's estimates for 2011 to 2030, Stifel Nicolaus performed an analysis of the present value of the unlevered free cash flows that the ADL5945 development program could generate from the fourth quarter of 2011 through 2030. The aggregate projected cash flows were discounted to determine their present value using a range of discount rates and a cumulative range of probabilities that ADL5945 successfully completes Phase 3 trials, has an NDA filed with the FDA, and is approved by the FDA. For this analysis, Stifel Nicolaus selected a range of discount rates from 13% to 15% and a range of sensitivity to probability of success ranging from 55% to 75% for its valuation reference range. The discount rates were selected based on a weighted-average cost of capital analysis for the selected, publicly traded, mid- and small-cap specialty pharmaceutical companies and publicly traded, mature, specialty companies and Stifel Nicolaus estimates.

        Corporate overhead of $63.5 million was discounted at a non-probability adjusted rate of 14%. Discounted cash flows from tax savings associated with net operating losses of $449.4 million as of December 31, 2010 of $73.7 million (assuming the Competitive Label case) and $63.7 million (assuming the Non-Competitive Label case) were also discounted at a non-probability adjusted rate of 14%. The discount rate is based on a weighted-average cost of capital analysis for the selected, publicly traded, mid- and small-cap specialty pharmaceutical companies and publicly traded, mature, specialty companies and Stifel Nicolaus estimates.

        Stifel Nicolaus combined these sum-of-the parts valuation analyses and added Adolor's net cash balance of $23.2 million as of September 30, 2011, as provided by Adolor's management, to determine the implied equity value per share of Adolor in both the Competitive Label and Non-Competitive Label cases. This analysis resulted in implied equity per share values ranging from $5.44 to $7.90 in the Competitive Label Case and implied equity per share values ranging from $3.00 to $4.02 in the Non-Competitive Label Case.

  Conclusion

        Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of Stifel Nicolaus' Opinion, Stifel Nicolaus was of the opinion that, as of the date of Stifel Nicolaus' Opinion, the consideration to be paid to the common stockholders of Adolor in the Transaction was fair to such stockholders, from a financial point of view.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its Opinion, Stifel Nicolaus considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel Nicolaus believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel Nicolaus' analyses and the Opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel Nicolaus' view of the actual value of Adolor.

        Stifel Nicolaus is acting as financial advisor to the Company in connection with the Transaction. It received a fee for rendering its Opinion which was not contingent upon consummation of the Transaction but is creditable against transaction fees payable to Stifel Nicolaus which are contingent upon the completion of the Transaction. Adolor has granted to Stifel Nicolaus a right of first refusal to act as underwriter, placement agent, financial advisor or in any other similar capacity, on industry standard terms, if during the term of Stifel Nicolaus' engagement by Adolor, or within 12 months of the termination thereof, Adolor pursues a financing, restructuring or an acquisition or disposition transaction. In addition, Adolor has agreed to indemnify Stifel Nicolaus for certain liabilities arising out of Stifel Nicolaus' engagement. No other material relationships existed between Stifel Nicolaus and any party to the Transaction during the two years prior to the date of Stifel Nicolaus' Opinion or are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel Nicolaus and any party to the Transaction. Stifel Nicolaus may seek to provide investment banking services to Parent or its affiliates in the future, for which Stifel Nicolaus would seek customary compensation. See Item 5 for more details on the engagement of Stifel Nicolaus, as financial advisor.

        (e)   Certain Projected Financial Information of the Company

        The Company does not, as a matter of course, make public long-term projections as to future performance or other prospective financial information beyond the current fiscal year, and the Company is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, as part of their analysis of the Offer and the Merger, the Company's management provided the Company Board and Stifel Nicolaus with certain non-public projections about the Company that were utilized by Stifel Nicolaus. These projections also were considered by the Company Board for purposes of evaluating the Offer and the Merger. The Company has included below a summary of these projections that it considered when evaluating the Offer and the Merger for the purpose of providing stockholders and investors access to certain non-public information that was furnished for these specific, limited purposes, with the caveat that such information may not be appropriate for other purposes for reasons outlined below.

        The Company's internal projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or with United States generally accepted accounting principles. Neither the Company's independent registered public accounting firm, nor any other independent accountants, has compiled, examined or preformed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability. The summary of these internal projections included below is not being included to influence your decision whether to tender your Shares in the Offer or, if required, vote for the Merger.

        In preparing the financial projections, the Company's management made assumptions and estimates with respect to ENTEREG regarding pricing, market penetration, competition, intellectual property, promotion costs and manufacturing costs. The Company's management also made assumptions and estimates with respect to the development and commercialization of ADL5945 regarding development costs and timing, the timing of regulatory approval and the impact on the product of different labeling possibilities, the terms and timing of partnering the product outside the United States, commercialization costs, manufacturing costs, market size and penetration, competition and intellectual property. The Company's management also assumed that the Company would need to raise at least $60 million in additional capital, when needed, in order to fund operations.

        While presented with numeric specificity, these internal projections were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and other matters specific to the Company's business) that are inherently subjective and uncertain and are beyond the control of the Company's management. Important factors that may affect actual results and cause these results to differ from internal projections include, but are not limited to, the factors listed in the parenthetical above as well as risks and uncertainties relating to the Company's business (including its ability to achieve strategic goals, objectives and targets over applicable periods) and other factors described in the "Risk Factors" section of the Company's Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC. These Risk Factors should be read and considered in conjunction with the internal projections. These internal projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions and matters that are subject to change. As a result, actual results may differ materially from these internal projections. Accordingly, there can be no assurance that the forecasted results summarized below will be realized.

        The inclusion of a summary of these internal projections in this Schedule 14D-9 should not be regarded as an indication that the Company or its affiliates, advisors or representatives consider these internal projections to be predictive of actual future events, and these internal projections should not be relied upon as such nor should the information contained in these internal projections be considered appropriate for other purposes. Neither the Company nor any of its affiliates, advisors, officers, directors, partners, employees or representatives can give you any assurance that actual results will not differ materially from these internal projections, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal projections to reflect actual performance or circumstances existing after the date these internal projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these projections are shown to be in error. Since the projections cover multiple years, such information by its nature becomes less meaningful and predictive with each successive year. The Company does not intend to make publicly available any update or other revision to these internal projections. Neither the Company nor any of its affiliates, advisors, officers, directors, partners, employees or representatives has made or makes any representation to any stockholder or other person regarding the Company's ultimate performance compared to the information contained in these internal projections or that the forecasted results will be achieved. The Company has made no representation to Parent, in the Merger Agreement or otherwise, concerning these internal projections. The below forecasts do not give effect to the Merger. The Company urges all stockholders to review the Company's most recent SEC filings for a description of the Company's reported financial results.

        As noted above under "Opinion of Financial Advisor to the Company," the Company's management provided two sets of projections. The projections set forth below in the table labeled "Competitive Label Case" assume the Competitive Label Case for ADL5945, and the projections set forth below in the table below labeled "Non-Competitive Label Case" assume the Non-Competitive Label Case for ADL5945. Both projections set forth below assume the same results for ENTEREG.

Competitive Label Case

	2011E***		2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
ADL5945 Revenue ($)	—		14	4	—	80	161	241	322	402	482	536	547	557	569	580	482	375	268	161	54
ENTEREG Revenue ($)	35		47	54	62	65	65	65	65	65	65	13	10	7	7	7	—	—	—	—	—
Total Revenue ($)	35		61	58	62	145	226	306	387	467	547	549	556	565	576	587	482	375	268	161	54
Total Cost of Goods Sold ($)	(13)		(10)	(11)	(31)	(38)	(32)	(43)	(50)	(77)	(73)	(77)	(78)	(80)	(81)	(98)	(68)	(53)	(38)	(23)	(8)
Total Research & Development ($)	(19)		(39)	(32)	(16)	(4)	(4)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)
Total Selling, General & Administrative ($)	(30)		(30)	(30)	(30)	(112)	(191)	(193)	(190)	(192)	(188)	(185)	(183)	(186)	(186)	(185)	(107)	(66)	(43)	(29)	(22)
Operating Income ($)	(26)		(17)	(15)	(15)	(8)	(2)	66	143	195	282	284	292	296	306	301	304	253	184	106	21
Net Income ($)*	(26)		(17)	(15)	(15)	(8)	(2)	40	86	117	169	171	175	178	184	181	182	152	110	64	12
Unlevered Free Cash Flow**	(7	)****	(15)	(12)	(12)	(9)	(1)	67	139	192	206	171	175	177	183	180	187	157	115	69	17

All dollar values in millions

*
Assumes no usage of net operating loss carry forwards.
**
Excludes depreciation, amortization and capital expenditures. Excludes guaranteed payments to Glaxo Group Limited and reflects full usage of net operating loss carry forwards to offset taxes.
***
Product sales only; does not include contract revenues or non-cash deferred revenue from the Collaboration Agreement dated as of April 14, 2002, by and between the Company and Glaxo Group Limited and subsequent amendments.
****
Fourth Quarter 2011E only.

Non-Competitive Label Case

	2011E***		2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
ADL5945 Revenue($)	—		14	4	—	41	80	121	161	202	241	268	273	279	284	290	241	188	134	80	27
ENTEREG Revenue ($)	35		47	54	62	65	65	65	65	65	65	13	10	7	7	7	—	—	—	—	—
Total Revenue ($)	35		61	58	62	105	145	186	226	266	306	281	283	286	292	297	241	188	134	80	27
Total Cost of Goods Sold ($)	(13)		(10)	(11)	(31)	(33)	(21)	(26)	(27)	(33)	(39)	(39)	(39)	(40)	(41)	(42)	(34)	(27)	(19)	(11)	(4)
Total Research & Development ($)	(19)		(39)	(32)	(16)	(4)	(4)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)
Total Selling, General & Administrative ($)	(30)		(30)	(30)	(30)	(84)	(136)	(136)	(134)	(135)	(132)	(127)	(125)	(128)	(127)	(126)	(76)	(48)	(34)	(24)	(20)
Operating Income ($)	(26)		(17)	(15)	(15)	(15)	(16)	19	61	95	132	112	115	116	121	126	129	110	79	42	—
Net Income ($)*	(26)		(17)	(15)	(15)	(15)	(16)	12	37	57	79	67	69	70	73	76	77	66	47	25	—
Unlevered Free Cash Flow**	(7	)****	(15)	(12)	(12)	(14)	(13)	22	59	93	130	114	112	69	72	75	80	68	50	28	2

All dollar values in millions

*
Assumes no usage of net operating loss carry forwards.
**
Excludes depreciation, amortization and capital expenditures. Excludes guaranteed payments to Glaxo Group Limited and reflects full usage of net operating loss carry forwards to offset taxes.
***
Product sales only; does not include contract revenues or non-cash deferred revenue from the Collaboration Agreement dated as of April 14, 2002, by and between the Company and Glaxo Group Limited and subsequent amendments.
****
Fourth Quarter 2011E only.

        (f)    Intent to Tender.

        As discussed above, each of the Company's directors and executive officers has entered into a Tender and Voting Agreement in which each such director or executive officer has agreed (i) to tender in the Offer (and not to withdraw) all Shares beneficially owned by him, provided, however, that there shall be no duty to tender Shares if such action would give rise to liability under Section 16(b) of the Exchange Act, (ii) to vote such Shares in support of the Merger in the event stockholder approval is required to consummate the Merger, (iii) to appoint Parent as his proxy to vote such shares in connection with the Merger Agreement, and (iv) not to otherwise transfer any of his Shares. The obligations under the Tender Voting Agreements terminate upon the termination of the Merger Agreement.

        To the knowledge of the Company after reasonable inquiry, the Company and all of its executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer, provided that doing so would not give rise to liability under Section 16(b) of the Exchange Act. The foregoing does not include any Shares over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to the instructions of a third-party with respect to the offer.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        Pursuant to an engagement letter dated October 5, 2011, Stifel Nicolaus was engaged by the Company to act as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee equal to approximately $3,527,000, $625,000 of which was payable upon delivery of the Opinion and the remainder of which is payable contingent upon consummation of the Offer and Merger. Stifel Nicolaus will also receive an additional fee equal to 1.5% of any payments made to holders of the CPRs. Such fee is payable at the time any payments are made with respect to the CPRs. Assuming each holder of a CPR is paid $4.50, the maximum amount payable with respect to each CPR, Stifel Nicolaus' additional fee will be equal to approximately $3,377,000. Stifel Nicolaus also will be reimbursed for all out-of-pocket expenses incurred. The Company has agreed to indemnify Stifel Nicolaus against liabilities arising out of or in connection with the services rendered and to be rendered by Stifel Nicolaus under such engagement. Stifel Nicolaus has not, in the past two years, provided financial advisory or financing services to the Company or affiliates of the Company. Stifel Nicolaus may in the future provide financial advisory and financing services to the Company and affiliates of the Company, and may receive fees for the rendering of such services.

        Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        To the knowledge of the Company, no transactions in the Company's Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        (a)   Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to a tender offer or other acquisition of the securities of the Company by the Company, any of its subsidiaries or any other person.

        (b)   Except as indicated in Items 3 and 4 above or in Item 8 below, no negotiations are being undertaken or are underway by the Company in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof or (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

        (c)   Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

  Appraisal Rights

        No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder's Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest as the Delaware court may determine for Shares held by such holder. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Effective Time and the date of payment and will be compounded quarterly.

        Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Merger and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger, both of which include the CPRs. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

        If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest, in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of Merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH

THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO. STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE MERGER CONSIDERATION.

  Top-Up Option

        Subject to the terms and conditions of the Merger Agreement, the Company has granted Purchaser an option (the "Top-Up Option") to purchase newly issued Shares so that, when added to the number of Shares owned by Purchaser prior to the exercise of the Top-Up Option, Purchaser will own at least 90% of the Shares then outstanding (determined on a "fully diluted basis" as defined in the Merger Agreement). The Top-Up Option may not be exercised unless, following the acceptance of Shares pursuant to the Offer (the "Acceptance Time"), Purchaser owns 70% or more of the Shares. For each Share purchased pursuant to the Top-Up Option, Purchaser will pay the greater of (i) the last reported sale price of a Share on the NASDAQ stock market on the last trading day prior to the date on which the Top-Up Option is exercised or (ii) the Closing Amount for each Share acquired upon exercise of the Top-Up Option. The Top-Up Option shall be exercisable only after Purchaser or Parent has acquired at least 70% of the outstanding Shares.

  Information about Golden Parachute Compensation.

        The following table sets forth information required by Item 402(t) of Regulation S-K regarding the compensation and benefits that will or may be paid or provided to Messrs. Dougherty, Webster, Limongelli and Maurer, each an NEO, in connection with the Merger in the circumstances described below. Regardless of the manner in which each NEO's employment terminates, each NEO is entitled to receive his base salary earned through the date of termination, unpaid expense reimbursements and unused accrued vacation days. Please note that the amounts indicated below are estimates based on multiple assumptions described herein. Some of these assumptions are based on currently available information and, as a result, the actual amounts, if any, to be received by an NEO may differ in material respects from the amounts set forth below. The Acceptance Time will constitute a "change in control" for purposes of the calculation of the compensation and benefits described below. Furthermore, for purposes of calculating such amounts, we have assumed (i) that the Acceptance Time and the Effective Time occurred on November 4, 2011 (the last practicable date prior to the filing of this Schedule 14D-9) and that the NEOs will be terminated on the same date, (ii) that all Company Options with an exercise price of less than or equal to $4.25 per share were exercised upon vesting at the Acceptance Time and the NEOs received, before any reduction for taxes, the Closing Amount and one CPR for each Share received upon exercise, and (iii) that all CPRs will pay out $4.50 per CPR (the maximum amount payable per Share with respect to a CPR) in the future. Because (a) the actual dates of the Acceptance Time and the Effective Time will be later than November 4, 2011, (b) the actual dates of the payment of the CPRs will be later than November 4, 2011, (c) the CPRs will not necessarily pay out at their full value if they pay out at all, and (d) the NEOs will not receive CPRs with respect to Shares underlying Company Options that they do not exercise or Shares constituting or underlying Company Restricted Shares or DSUs that they tender or have withheld to satisfy withholding tax obligations connected with such awards, the actual number of CPRs each NEO receives and the actual amount those CPRs pay out could differ substantially from what is set forth in the table. In addition, if the NEOs do not undergo a termination within twelve (12) months following the

Acceptance Time, they will not be entitled to the cash payments, perquisites and benefits set forth below. All values are shown before reduction for applicable withholding tax.

Name	Cash ($)		Equity ($)(5)		Perquisites / Benefits ($)(10)	Other ($)(11)		Total ($)
Michael R Dougherty	629,572	(1)	2,746,341	(6)	50,584	3,279,384	(12)	6,705,881
Stephen W. Webster	433,635	(2)	799,590	(7)	50,584	956,255	(13)	2,240,064
John M. Limongelli	433,635	(3)	1,088,126	(8)	50,584	1,391,724	(14)	2,964,069
George R. Maurer	354,006	(4)	823,744	(9)	44,611	982,508	(15)	2,204,869

(1)
Under his letter agreement with the Company, dated October 24, 2002 and amended on each of January 26, 2004, December 14, 2006, February 21, 2008 and December 31, 2008, if Mr. Dougherty's employment is terminated by the Company without Cause or by Mr. Dougherty for Good Reason within ninety (90) days prior to and twelve (12) months following a Change in Control (as each such capitalized term is defined in the letter agreement) of the Company, Mr. Dougherty will be entitled to receive, subject to his execution of a release, a cash amount, payable in twelve (12) monthly installments, equal to the sum of (i) 1x his current base salary ($457,668) and (ii) 1x his bonus amount paid for his performance for the immediately preceding calendar year ($171,904) (double trigger benefit).

(2)
Under his letter agreement with the Company, dated June 12, 2008, if Mr. Webster's employment is terminated by the Company without Cause or by Mr. Webster for Good Reason within ninety (90) days prior to and twelve (12) months following a Change in Control (as each such capitalized term is defined in the letter agreement) of the Company, Mr. Webster will be entitled to receive a cash amount, payable in twelve (12) monthly installments, equal to the sum of (i) 1x his current base salary ($349,981) and (ii) 1x his bonus amount paid for his performance for the immediately preceding calendar year ($83,654) (double trigger benefit).

(3)
Under his letter agreement with the Company, dated August 15, 2008, if Mr. Limongelli's employment is terminated by the Company without Cause or by Mr. Limongelli for Good Reason within ninety (90) days prior to and twelve (12) months following a Change in Control (as each such capitalized term is defined in the letter agreement) of the Company, Mr. Limongelli will be entitled to receive a cash amount, payable in twelve (12) monthly installments, equal to the sum of (i) 1x his current base salary ($349,981) and (ii) 1x his bonus amount paid for his performance for the immediately preceding calendar year ($83,654) (double trigger benefit).

(4)
Under his letter agreement with the Company, dated as of January 6, 2009, if Mr. Maurer's employment is terminated by the Company without Cause or by Mr. Maurer for Good Reason within ninety (90) days prior to and twelve (12) months following a Change in Control (as each such capitalized term is defined in the letter agreement) of the Company, Mr. Maurer will be entitled to receive a cash amount, payable in twelve (12) monthly installments, equal to the sum of (i) 1x his current base salary ($285,000) and (ii) 1x his bonus amount paid for his performance for the immediately preceding calendar year ($69,006) (double trigger benefit).

(5)
Amounts set forth in this column reflect the Closing Amount ($4.25) received by each NEO at the Effective Time in connection with each share constituting or underlying each Company Restricted Share, DSU and unvested Company Option with an exercise price of less than or equal to $4.25 per share that is exercised immediately prior to the Effective Time (net of exercise price in the case of such Company Options). These amounts do not reflect the market value of the Shares at the Acceptance Time or the value of the CPRs received with respect to such Shares. Column 5 ("Other") sets forth the maximum amount that could be paid per CPR for each CPR received at the Effective Time in connection with such shares.

(6)
The Company has entered into equity award agreements with Mr. Dougherty granting him Company Options, Company Restricted Shares and DSUs. Pursuant to these equity award agreements and the Merger Agreement, 100% of Mr. Dougherty's outstanding unvested awards will vest at the Acceptance Time (single trigger benefit). The amount set forth in the table above reflects the aggregate value of the unvested Company Options, Company Restricted Shares and DSUs that will fully vest at the Acceptance Time. It was assumed for purposes of this valuation that Mr. Dougherty will exercise his unvested Company Options upon vesting at the Acceptance Time (other than Company Options with an exercise price greater than $4.25 per share) and will receive $4.25 in respect of each Share received upon exercise plus one CPR pursuant to the Merger Agreement. The value of the unvested Company Options that will vest at the Acceptance time was determined by multiplying (i) the number of Shares underlying the unvested options by (ii) the difference between $4.25 and the applicable exercise price of each Company Option, which has a total value of $647,903. The value of the accelerated Company Restricted Shares and DSUs (which pursuant to the Merger Agreement will be settled in Shares) was determined by multiplying (i) the number of Shares constituting or underlying the referenced Restricted Shares and DSUs by (ii) $4.25 (the Closing Amount), which has a total value of $2,098,438.

(7)
The Company has entered into equity award agreements with Mr. Webster granting him Company Options and DSUs. Pursuant to these equity award agreements and the Merger Agreement, 100% of Mr. Webster's outstanding unvested awards will vest at the Acceptance Time (single trigger benefit). The amount set forth in the table above reflects the aggregate value of the unvested Company Options and DSUs that will fully vest at the Acceptance Time. It was assumed for purposes of this valuation that Mr. Webster will exercise his unvested Company Options upon vesting at the Acceptance Time (other than Company Options with an exercise price greater than $4.25 per share) and will receive $4.25 in respect of each Share received upon exercise plus one CPR for each underlying Share pursuant to the Merger Agreement. The value of the unvested Company Options that will vest at the Acceptance time was determined by multiplying (i) the number of Shares underlying the unvested Company Options by (ii) the difference between $4.25 and the applicable exercise price of each Company Option, which has a total value of $199,277. The value of the accelerated DSUs (which pursuant to the Merger Agreement will be settled in Shares) was determined by multiplying (i) the number of Shares underlying the DSUs by (ii) $4.25 (the Closing Amount), which has a total value of $600,313.

(8)
The Company has entered into equity award agreements with Mr. Limongelli granting him Company Options and DSUs. Pursuant to these equity award agreements and the Merger Agreement, 100% of Mr. Limongelli's outstanding unvested awards will vest at the Acceptance Time (single trigger benefit). The amount set forth in the table above reflects the aggregate value of the unvested Company Options and DSUs that will fully vest at the Acceptance Time. It was assumed for purposes of this valuation that Mr. Limongelli will exercise his unvested Company Options upon vesting at the Acceptance Time (other than Company Options with an exercise price greater than $4.25 per share) and will receive $4.25 in respect of each Share received upon exercise plus one CPR pursuant to the Merger Agreement. The value of the unvested Company Options that will vest at the Acceptance time was determined by multiplying (i) the number of Shares underlying the unvested Company Options by (ii) the difference between $4.25 and the applicable exercise price of each Company Option, which has a total value of $275,313. The value of the accelerated DSUs (which pursuant to the Merger Agreement will be settled in Shares) was determined by multiplying (i) the number of Shares underlying the DSUs by (ii) $4.25 (the Closing Amount), which has a total value of $812,813.

(9)
The Company has entered into equity award agreements with Mr. Maurer granting him Company Options and DSUs. Pursuant to these equity award agreements and the Merger Agreement, 100% of Mr. Maurer's outstanding unvested awards will vest upon a Change in Control (single trigger benefit). The amount set forth in the table above reflects the aggregate value of the unvested Company Options and DSUs that will fully vest at the Acceptance Time. It was assumed for purposes of this valuation that Mr. Maurer will exercise his unvested Company Options upon vesting at the Acceptance Time (other than Company Options with an exercise price greater than $4.25 per share) and will receive $4.25 in respect of each Share received upon exercise plus one CPR. The value of the unvested Company Options that will vest at the Acceptance time was determined by multiplying (i) the number of Shares underlying the unvested Company Options by (ii) the difference between $4.25 and the applicable exercise price of each option, which has a total value of $191,557. The value of the accelerated DSUs (which pursuant to the Merger Agreement will be settled in Shares) was determined by multiplying (i) the number of Shares underlying the DSUs by (ii) $4.25 (the Closing Amount), which has a total value of $632,188.

(10)
Under their letter agreements with the Company, each of Messrs. Dougherty, Webster, Limongelli and Maurer and their spouses and dependents are entitled to continuation of their medical, dental and life insurance coverage for a period of twelve (12) months following a Qualifying Termination. Values reported in the table reflect the projected value based on premium equivalent rates for continued medical and dental coverage for each executive officer and his spouse and dependents ($25,584 for each of Messrs. Dougherty, Webster and Limongelli, and $19,611 for Mr. Maurer). The Company also will provide outplacement services to each NEO for a period of twelve (12) months following a Qualifying Termination ($25,000 per executive officer).

(11)
Amounts set forth in this column give the maximum amount that could be paid with respect to each CPR received by each NEO at the Effective Time in connection with each Share constituting or underlying each Company Restricted Share, DSU and unvested Company Option with an exercise price less than or equal to $4.25 per share that is exercised immediately prior to the Effective Time. This table assumes that no shares constituting or underlying an NEO's Company Restricted Shares or DSUs were withheld or tendered in connection with any withholding tax obligations connected with such awards. If any Shares were tendered or withheld in connection with such awards for withholding tax purposes, this would reduce the number of CPRs received by the NEO.

(12)
Pursuant to the Merger Agreement, Mr. Dougherty is entitled to receive one CPR for each Share received upon exercise of unvested Company Options (assuming such Company Options are exercised prior to the Effective Time), one CPR for each Company Restricted Share which vests at the Acceptance Time and one CPR for each Share received upon settlement of DSUs which are vested at the Acceptance Time. This column sets forth the value of the CPRs with respect to such Shares by multiplying (i) the number of Shares underlying the unvested Company Options (other than Company Options with an exercise price greater than $4.25 per share) and the number of Shares constituting or underlying the referenced Restricted Shares and DSUs awards by (ii) $4.50 (the maximum amount payable per Share with respect to the CPRs), for a total value of $3,279,384. The number of CPRs and the total amount, if any, actually received by Mr. Dougherty in payment of the CPRs could be substantially less than the amount set forth in this column.

(13)
Pursuant to the Merger Agreement, Mr. Webster is entitled to receive one CPR for each Share received upon exercise of unvested Company Options (assuming such Company Options are exercised prior to the Effective Time) and one CPR for each Share received upon settlement of DSUs which are vested at the Acceptance Time. This column sets forth the value of the CPRs with respect to such Shares by multiplying (i) the number of Shares underlying the unvested Company Options (other than Company Options with an exercise price greater than $4.25 per share) and the number of Shares underlying the DSUs by (ii) $4.50 (the maximum amount payable per Share with respect to the CPRs), for a total value of $956,255. The number of CPRs and the total amount, if any, actually received by Mr. Webster in payment of the CPRs could be substantially less than the amount set forth in this column.

(14)
Pursuant to the Merger Agreement, Mr. Limongelli is entitled to receive one CPR for each Share received upon exercise of unvested Company Options (assuming such Company Options are exercised) and one CPR for each Share received upon settlement of DSUs which are vested at the Acceptance Time. This column sets forth the value of the CPRs with respect to such Shares by multiplying (i) the number of Shares underlying the unvested Company Options (other than Company Options with an exercise price greater than $4.25 per share) and the number of Shares underlying the DSUs by (ii) $4.50 (the maximum amount payable per Share with respect to the CPRs), for a total value of $1,391,724. The number of CPRs and the total amount, if any, actually received by Mr. Limongelli in payment of the CPRs could be substantially less than the amount set forth in this column.

(15)
Pursuant to the Merger Agreement, Mr. Maurer is entitled to receive one CPR for each Share received upon exercise of unvested Company Options (assuming such Company Options are exercised prior to the Effective Time) and Shares received upon settlement of DSUs which are vested at the Acceptance Time. This column sets forth the value of the CPRs with respect to such Shares by multiplying (i) the number of Shares underlying the unvested Company Options (other than Company Options with an exercise price greater than $4.25 per share) and the number of Shares underlying the DSUs by (ii) $4.50 (the maximum amount payable per Share with respect to the CPRs), for a total value of $982,508. The number of CPRs and the total amount, if any, actually received by Mr. Maurer in payment of the CPRs could be substantially less than the amount set forth in this column.

  Vote Required to Approve the Merger

        The Company Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the applicable rules of the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the exercise of the Top-Up Option, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after the consummation of the Offer without a vote by the Company's stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

  State Takeover Laws

        Section 203 of the DGCL generally prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination," which includes mergers and certain other transactions, with a Delaware corporation for a period of three years following the date such person became an interested stockholder. If, among other requirements, the "business combination" with a person is approved by the board of directors prior to the date such person became an "interested stockholder," the transaction becomes permissible under Delaware law. The Company Board unanimously approved the Offer and the Merger for purposes of Section 203 of the DGCL, and Parent and Purchaser have represented in the Merger Agreement that neither is an interested stockholder.

        The Company has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, Parent will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

  Antitrust

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder (the "HSR Act"), certain transactions having a value above specified thresholds and that meet other jurisdictional tests may not be consummated until each party has filed a premerger notification and report form ("HSR Form") containing certain information and documentary material with both the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied.

        It is a condition to Purchaser's obligation to accept for payment and pay for the Shares tendered pursuant to the Offer that the waiting period (and any extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer has expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division.

        If the HSR Act waiting period expires or is terminated, completion of the Merger will not require an additional filing under the HSR Act so long as Purchaser acquires more that 50% of the outstanding Shares within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of the Company. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of the Company or any of its respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

        The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1)(A) and is incorporated herein by reference in its entirety and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated by reference in its entirety.

  Section 14(f) Information Statement

        The Information Statement attached as Annex I hereto is being furnished to the Company's stockholders and filed with the SEC pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder, in connection with the possible designation by Parent of certain persons to be appointed to the Company Board, other than at a meeting of the Company's stockholders.

  Amendment to Rights Agreement

        In contemplation of the Merger Agreement, on October 24, 2011, Adolor and Broadridge Corporate Issuer Solutions, Inc. ("Broadridge") entered into the Amendment (the "Amendment") to the Amended and Restated Rights Agreement, dated as of January 31, 2011 (the "Rights Agreement"), between Adolor and Broadridge, which provides, among other things, that neither Parent nor Purchaser will become an "Acquiring Person" within the meaning of the Rights Agreement as a result of the execution of the Merger Agreement or the transactions contemplated thereby. In addition, the Amendment amends the Rights Agreement so the Rights Agreements will terminate by its terms at the Acceptance Time.

        The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached to this Schedule 14D-9 as Exhibit (e)(32) and is incorporated herein by reference.

  Recent Developments

        On October 25, 2011, a lawsuit was filed in the Court of Common Pleas of Chester County, Pennsylvania, Civil Division against the Company, each member of the Company Board, Parent and the Purchaser (the "Moskal Complaint"). The action is brought by Stanley L. Moskal, who claims to be a stockholder of the Company, on his own behalf, and seeks certification as a class action on behalf of all of the Company's stockholders, except the defendants and their relations and affiliates. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to the Company's stockholders in connection with the Offer and the Merger. The complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger has been consummated prior to the court's entry of final judgment, rescinding the Offer and the Merger. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys' and experts' fees and expenses. The Company and the Company Board believe the allegations in the complaint are without merit.

        The foregoing summary and the information are qualified in their entirety by reference to the Moskal Complaint, a copy of which has been filed as Exhibits (e)(30) hereto and is incorporated herein by reference.

        Additionally, on October 28, 2011, a purported stockholder of the Company filed a lawsuit in the Court of Chancery of the State of Delaware against the Company, each member of the Company Board, Parent and the Purchaser (the "Machado Complaint"). This action purports to be brought individually by the plaintiff, Cari Machado, and on behalf of all of the Company's stockholders. The suit alleges that each member of the Company Board breached his fiduciary duties owed to the Company's stockholders in connection with the Offer and the Merger and further alleges that the Company, Parent and Purchaser aided and abetted the Company Board's breach of fiduciary duties. The complaint seeks, among other things, injunctive relief enjoining the Offer, or, in the event the Offer has been consummated prior to the court's entry of final judgment, rescission of the Offer or awarding recissory damages to the plaintiff and the class. Additionally, the complaint seeks an award of damages and costs, including a reasonable allowance for attorneys' and experts' fees and expenses. The Company and the Company Board believe the allegations in the complaint are without merit.

        The foregoing summary and the information are qualified in their entirety by reference to the Machado Complaint, a copy of which has been filed as Exhibits (e)(31) hereto and is incorporated herein by reference.

        Additionally, on October 31, 2011, a lawsuit was filed in the Court of Common Pleas of Chester County, Pennsylvania, Civil Division against the Company, each member of the Company Board, Parent and the Purchaser (the "Pearson Complaint"). The action is brought by William Pearson, II, who claims to be a stockholder of the Company, on his own behalf, and seeks certification as a class action on behalf of all of the Company's stockholders. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to the Company's stockholders in connection with the Offer and the Merger. The complaint seeks injunctive relief enjoining the Offer and the Merger, as well as a declaration that the deal protections in the Merger

Agreement are unenforceable, amongst other things. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys' and experts' fees and expenses. The Company and the Company Board believe the allegations in the complaint are without merit.

        The foregoing summary and the information are qualified in their entirety by reference to the Pearson Complaint, a copy of which has been filed as Exhibits (e)(33) hereto and is incorporated herein by reference.

        Additionally, on November 1, 2011, a purported stockholder of the Company filed a lawsuit in the Court of Chancery of the State of Delaware against the Company, each member of the Company Board, Parent and the Purchaser (the "Fellman Complaint"). This action purports to be brought individually by the plaintiff, Thomas Fellman, and on behalf of all of the Company's stockholders. The suit alleges that each member of the Company Board breached his fiduciary duties owed to the Company's stockholders in connection with the Offer and the Merger and further alleges that the Company, Parent and Purchaser aided and abetted the Company Board's breach of fiduciary duties. The complaint seeks, among other things, injunctive relief enjoining the Offer, or, in the event the Offer has been consummated prior to the court's entry of final judgment, rescission of the Offer or awarding recissory damages to the plaintiff and the class. Additionally, the complaint seeks an award of damages and costs, including a reasonable allowance for attorneys' and experts' fees and expenses. The Company and the Company Board believe the allegations in the complaint are without merit.

        The foregoing summary and the information are qualified in their entirety by reference to the Fellman Complaint, a copy of which has been filed as Exhibits (e)(34) hereto and is incorporated herein by reference.

        Additionally, on November 4, 2011, a purported stockholder of the Company filed a lawsuit in the Court of Chancery of the State of Delaware against the Company, each member of the Company Board, Parent and the Purchaser (the "Currell Complaint"). This action purports to be brought individually by the plaintiff, James Currell, and on behalf of all of the Company's stockholders. The suit alleges that each member of the Company Board breached his fiduciary duties owed to the Company's stockholders in connection with the Offer and the Merger and further alleges that the Company, Parent and Purchaser aided and abetted the Company Board's breach of fiduciary duties. The complaint seeks, among other things, injunctive relief enjoining the Offer, or, in the event the Offer has been consummated prior to the court's entry of final judgment, rescission of the Offer or awarding recissory damages to the plaintiff and the class. Additionally, the complaint seeks an award of damages and costs, including a reasonable allowance for attorneys' and experts' fees and expenses. The Company and the Company Board believe the allegations in the complaint are without merit.

        The foregoing summary and the information are qualified in their entirety by reference to the Currell Complaint, a copy of which has been filed as Exhibits (e)(35) hereto and is incorporated herein by reference.

Item 9.    Exhibits.

        The following exhibits are filed as part of this report:

(a)(1)(A)	Offer to Purchase for Cash dated November 7, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent on November 7, 2011)
(a)(1)(B)	Form of Letter of Transmittal dated November 7, 2011 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Parent on November 7, 2011)
(a)(1)(C)	Form of Notice of Guaranteed Delivery dated November 7, 2011 (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Parent on November 7, 2011)
(a)(1)(D)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex I hereto)*
(a)(2)	Letter from Michael R. Dougherty, Adolor Corporation's President and Chief Executive Officer, to the stockholders of Adolor Corporation dated November 7, 2011*
(a)(5)(A)	Opinion of Stifel, Nicholas & Company, Incorporated to the Board of Directors of Adolor Corporation, dated October 24, 2011 (attached as Annex II hereto)*
(a)(5)(B)
Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Adolor Corporation, dated October 24, 2011, announcing the execution of the Merger Agreement and the transactions contemplated thereby (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Adolor Corporation on October 25, 2011)
(e)(1)
Agreement and Plan of Merger, dated October 24, 2011, by and among FRD Acquisition Corporation, Cubist Pharmaceuticals, Inc., and Adolor Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Adolor Corporation on October 25, 2011)
(e)(2)	Mutual Confidentiality and Non-Use Agreement, dated as of July 26, 2011, by and between Cubist Pharmaceuticals, Inc. and Adolor Corporation
(e)(3)
Letter Agreement between Adolor Corporation and Michael R. Dougherty, dated October 24, 2002, (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K filed by Adolor Corporation on March 18, 2003)
(e)(4)
Amendment dated January 26, 2004 to Letter Agreement between Adolor Corporation and Michael R. Dougherty, dated October 24, 2002 (incorporated by reference to Exhibit 10.6 to the Annual Report filed by Adolor Corporation on Form 10-K on March 4, 2004)
(e)(5)
Letter Agreement between Adolor Corporation and Michael R. Dougherty dated December 14, 2006 amending letter agreement dated October 24, 2002, as amended January 26, 2004 (incorporated by reference to Exhibit 10.1 to the Current Report filed by Adolor Corporation on Form 8-K on December 14, 2006)
(e)(6)
Amendment dated February 21, 2008 to Letter Agreement between Adolor Corporation and Michael R. Dougherty dated October 24, 2002, as amended January 26, 2004, as further amended December 14, 2006 (incorporated by reference to Exhibit 10.20 to the Annual Report filed by Adolor Corporation on Form 10-K on February 29, 2008)

(e)(7)	Amendment dated December 31, 2008 to Letter Agreement between Adolor Corporation and Michael R. Dougherty dated October 24, 2002, as amended January 26, 2004, as further amended December 14, 2006, as further amended February 21, 2008 (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed by Adolor Corporation on February 26, 2009)
(e)(8)
Letter Agreement between Adolor Corporation and Stephen Webster, M.B.A. dated June 13, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adolor Corporation on June 13, 2008)
(e)(9)
Letter Agreement between Adolor Corporation and John M. Limongelli, Esq., dated August 15, 2008, (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adolor Corporation on September 15, 2008)
(e)(10)
Letter Agreement between Adolor Corporation and George R. Maurer, dated January 6, 2009 (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed by Adolor Corporation on February 26, 2010)
(e)(11)
Stock Award Letter Agreement between Adolor Corporation and Michael R. Dougherty dated December 14, 2006 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Adolor Corporation on December 14, 2006)
(e)(12)
Performance Stock Option Award between Adolor Corporation and Michael R. Dougherty dated January 8, 2008 (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K filed by Adolor Corporation on February 29, 2008)
(e)(13)
Summary of Oral Agreement for Payment of Services between Adolor Corporation and its Board of Directors (effective as of May 2009) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adolor Corporation on May 14, 2009)
(e)(14)
Summary of Oral Agreement for Payment of Services between Adolor Corporation and its Board of Directors (effective as of May 17, 2011) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Adolor Corporation on February 23, 2011)
(e)(15)
Form of Stock Option Agreement for members of the Board of Directors of Adolor Corporation, (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Adolor Corporation on July 31, 2006)
(e)(16)	Form of Stock Option Agreement (monthly vesting) (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed by Adolor Corporation on March 1, 2005)
(e)(17)	Form of Stock Option Agreement (annual vesting; effective 2009) (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed by Adolor Corporation on February 26, 2010)
(e)(18)	Form of Deferred Stock Agreement with Annual Vestings (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K filed by Adolor Corporation on February 26, 2010)
(e)(19)
Form of Deferred Stock Agreement with Vestings at year 2 and 4 (effective December 2009) (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K filed by Adolor Corporation on February 26, 2010)

(e)(20)	Form of Non-Employee Director Stock Option Agreement (equal two-year vesting) (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by Adolor Corporation on April 29, 2011)
(e)(21)	Form of Performance Deferred Stock Award (January 2008) (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K filed by Adolor Corporation on February 29, 2008)
(e)(22)	Form of Performance-Based Deferred Stock Award dated September 9, 2010 (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed by Adolor Corporation on February 24, 2011)
(e)(23)	Form of Deferred Stock Agreement dated September 9, 2010 (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by Adolor Corporation on February 24, 2011)
(e)(24)
Amended and Restated 1994 Equity Compensation Plan (effective as of May 12, 2009) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K/A filed by Adolor Corporation on July 20, 2009)
(e)(25)
Adolor Corporation Amended and Restated 2011 Stock-Based Incentive Compensation Plan (effective as of May 17, 2011) (incorporated by reference to Exhibit 10.1 to Adolor Corporation's Current Report on Form 8-K filed on May 18, 2011)
(e)(26)
Amended and Restated Adolor Corporation Incentive Compensation Plan (effective as of January 2009) (incorporated by reference to Exhibit 10.2 to Adolor Corporation's Current Report on Form 8-K filed on January 12, 2009)
(e)(27)
Adolor Corporation Incentive Compensation Plan, as amended and restated February 22, 2011 (incorporated by reference to Exhibit 10.2 to Adolor Corporation's Current Report on Form 8-K filed on February 23, 2011)
(e)(28)
Adolor Corporation Executive Severance Pay Program (for executives appointed prior to December 31, 2008) (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed by Adolor Corporation on February 26, 2010)
(e)(29)
Adolor Corporation Executive Severance Pay Program (for executives appointed after December 31, 2008) (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by Adolor Corporation on February 26, 2010)
(e)(30)	Complaint filed on October 25, 2011 in Court of Common Pleas of Chester County, Pennsylvania, Civil Division.
(e)(31)	Complaint filed on October 28, 2011 in Court of Chancery of the State of Delaware.
(e)(32)
Amendment to Amended and Restated Rights Agreement, by and among Adolor Corporation and Broadridge Corporate Issuer Solutions, Inc., dated as of October 24, 2011 (incorporated by reference to Exhibit 4.1 to Adolor Corporation's Current Report on Form 8-K filed on October 25, 2011)
(e)(33)	Complaint filed on October 31, 2011 in Court of Common Pleas of Chester County, Pennsylvania, Civil Division.
(e)(34)	Complaint filed on November 1, 2011 in Court of Chancery of the State of Delaware.
(e)(35)	Complaint filed on November 4, 2011 in Court of Chancery of the State of Delaware.

*
Included in copies mailed to stockholders of Adolor Corporation.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ MICHAEL R. DOUGHERTY
	Name:	Michael R. Dougherty
	Title:	President and Chief Executive Officer

Dated: November 7, 2011

 ANNEX I

ADOLOR CORPORATION
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER.
NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT.

        This Information Statement is being mailed on or about November 7, 2011, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (together with its exhibits and annexes, the "Schedule 14D-9") of Adolor Corporation ("Adolor" or the "Company") to the holders of record of shares of common stock of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Cubist Pharmaceuticals, Inc., a Delaware corporation ("Parent"), the parent corporation of FRD Acquisition Corporation, a Delaware corporation ("Purchaser"), to a majority of the seats on the Board of Directors of Adolor (the "Board" or the "Board of Directors").

        On October 24, 2011, Adolor entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Purchaser pursuant to which, subject to certain conditions and as more fully described in the Merger Agreement, (1) Purchaser shall, and Parent shall cause Purchaser to, commence a cash tender offer (the "Offer") to purchase all of the outstanding Shares at a purchase price of $4.25 per Share in cash (the "Closing Amount"), plus one contingent payment right for each Share (a "CPR"), which shall represent the right to receive up to $4.50 in cash subject to the fulfillment of certain conditions and/or the attainment of certain milestones, and (2) Purchaser will be merged with and into Adolor (the "Merger"). If the Offer and the Merger are completed, the Company will become a wholly-owned subsidiary of Parent.

RIGHT TO DESIGNATE DIRECTORS; PARENT'S DESIGNEES

        The Merger Agreement provides that, promptly upon the first acceptance for payment of, and payment by Purchaser for, an aggregate amount of Shares that represents at least a majority of the issued and outstanding Shares pursuant to the Offer (the "Appointment Time"), and at all times thereafter, Parent shall be entitled to designate such number of directors on the Board as will give Parent, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934 and the regulations promulgated thereunder (the "Exchange Act"), representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (x) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that (I) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Parent, Purchaser or any other subsidiary of Parent bears to (II) the number of such Shares outstanding, and the Company shall, at such time, cause Parent's designees to be so elected; provided, however, that in the event that Parent's designees are appointed or elected to the Board, until the time and date on which the Merger shall become effective (the "Effective Time"), the Board shall have at least three directors who are directors on the date of the Merger Agreement and who are not Adolor officers (the "Independent Directors"); and provided, further, that, in such event, if the number of Independent Directors shall be reduced below three, any remaining Independent Directors(s) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers or affiliates of the Company, Parent or Purchaser, and such persons shall be deemed to be Independent Directors. At such time, the Company shall, upon Parent's request, also cause persons elected or designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors

(or similar body) of each of Adolor's subsidiaries and (iii) each committee (or similar body) of each such board, in each case only to the extent required by applicable law. In connection with the foregoing, the Company shall promptly, at the option of Purchaser, either increase the size of the Board or obtain the resignation of such number of its current directors, or both, as is necessary to enable Purchaser's designees to be elected or appointed to the Board.

        If Parent's designees constitute a majority of the Board after the acceptance of Shares pursuant to the Offer (the "Acceptance Time") and prior to the Effective Time, then the affirmative vote of a majority of the Independent Directors (or if only one (1) exists, then the vote of such Independent Director) shall be required to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect holders of Shares other than Parent or Purchaser, (iii) amend the certificate of incorporation or bylaws of the Company, or (iv) take any other action of the Board under or in connection with the Merger Agreement or the transactions contemplated thereby; provided, however, that if there shall be no Independent Directors as a result of such persons' deaths, disabilities or refusal to serve, then such actions may be effected by majority vote of the entire Board.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

        The information contained in this Information Statement concerning Parent and Purchaser and their Board designees has been furnished to us by Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

        Parent will select its designees from among the individuals listed on the section entitled "Parent Designees to the Board" in this Information Statement. If additional designees are required in order to constitute a majority of the Board, such additional designees will be selected by Parent from among the directors and executive officers of Purchaser contained in Annex I to the Offer to Purchase, which is incorporated by reference herein.

        None of the persons from among whom Parent's Designees will be selected, or their associates, is a director of, or holds any management or other employment position with, Adolor. To our knowledge, except as set forth in Schedule I annexed hereto, none of the persons from among whom Parent's Designees will be selected or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of Adolor or has been involved in any transactions with Adolor or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

GENERAL INFORMATION REGARDING THE COMPANY

        The Shares represent the only class of voting securities of Adolor currently outstanding. Each Share entitles its holder to one stockholder vote. As of November 4, 2011, there were 46,603,391 Shares issued and outstanding. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any Shares.

COMMUNICATIONS WITH THE BOARD

        Stockholders may communicate with the Board by sending their communications to Adolor Corporation Board of Directors, c/o Secretary, 700 Pennsylvania Drive, Exton, PA 19341. The Nominating Committee has approved a process for handling letters received by the Company and addressed to independent members of the Board. Under that process, the Secretary reviews all such correspondence and regularly forwards to the Board a summary of all such correspondence and copies of all correspondence that, in the opinion of the Secretary, deal with the functions of the Board or its committees or that he otherwise determines require the Board's attention. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company's Chief Compliance Officer and handled in accordance with procedures established by the Audit Committee with respect to such matters.

OVERSIGHT AND RISK MANAGEMENT

        The Board plays an active role in the oversight of risk and the Company's risk management practices and on a regular basis discusses the material risks affecting the Company, its industry and the general business environment. Each year, the Board approves the Company's annual budget; in addition, it regularly reviews with management the Company's long-range strategic plans, providing management with its guidance and its views on potential risks and benefits inherent in any such plans. The Audit Committee primarily is responsible for review of financial and compliance risks, with the full Board responsible for other risks. Because of its size and available resources, the Company does not have a dedicated risk management function; rather, certain employees within the Company are charged with responsibility for specific risk areas including operational, liquidity, legal and compliance risks. These individuals make regular reports to the Board and the Audit Committee on their areas of risk oversight. In addition, the Company's Chief Compliance Officer provides regular reports to both the Board and the Audit Committee and has a direct reporting relationship to the Audit Committee. Both the Board and the Audit Committee routinely meet in executive session without management present to discuss material risks facing the Company.

CURRENT BOARD

        Set forth below are the name, age and position of each director of the Company as of November 4, 2011.

Name	Age	Position
David M. Madden	49	Chairman of the Board
Michael R. Dougherty	53	President and Chief Executive Officer
Armando Anido(3)	54	Director
Georges Gemayel, Ph.D.(1)(3)	51	Director
Paul Goddard, Ph.D.(2)	62	Director
George V. Hager, Jr.(1)	55	Director
Guido Magni, M.D., Ph.D(3)	58	Director
Claude H. Nash, Ph.D.(2)	68	Director
Donald Nickelson(1)(2)	78	Director

(1)
Member of Audit Committee.
(2)
Member of Compensation Committee.
(3)
Member of Governance and Nominating Committee.

Name of Director	Principal Occupations During Past Five Years and Certain Directorships
David M. Madden (First became a Director in 2000)	Mr. Madden was elected Chairman of the Board in May 2005. Mr. Madden served as our Interim President and Chief Executive Officer from August 8, 2005 to December 14, 2006. Mr. Madden is a Founder and Principal with Narrow River Management, LP, an investment management company with a focus on equity investments in the emerging pharmaceutical industry. Mr. Madden also is Chairman of the Board of Dicerna Pharmaceuticals, Inc., a private, development-stage biopharmaceutical company. Mr. Madden was Co-Chief Executive Officer of Royalty Pharma AG, a private investment management firm specializing in the acquisition of royalty interests in pharmaceutical products, from October 2000 to 2003, and from 1997 to October 2000, he served as a Managing Member of Pharmaceutical Partners, LLC. From 1992 to 1995, Mr. Madden was President, Chief Executive Officer and a Director of Selectide Corporation, a development-stage pharmaceutical company that was acquired by Marion Merrill Dow in 1995. Mr. Madden was a consultant to Marion Merrill Dow during part of 1995. Mr. Madden serves as member of the board of directors of the Hospital for Special Surgery. Mr. Madden served as a member of the board of directors of Royalty Pharma AG until March 2004. Mr. Madden has a B.S. in Electrical Engineering from Union College and an M.B.A. from Columbia University.
Michael R. Dougherty (First became a Director and President and Chief Executive Officer in 2006)
Mr. Dougherty was appointed as President and Chief Executive Officer and a member of the Board of Directors on December 14, 2006. Mr. Dougherty served as our Senior Vice President, Chief Operating Officer and Treasurer from April 2003 until December 14, 2006. From April 2003 until October 31, 2005, he also was our Chief Financial Officer. He joined us as our Senior Vice President of Commercial Operations in November 2002. From November 2000 to November 2002, Mr. Dougherty was President and Chief Operating Officer of Genomics Collaborative, Inc., a privately-held functional genomics company. Previously, Mr. Dougherty served as President and Chief Executive Officer at Genaera Corporation, formerly Magainin Pharmaceuticals Inc., a publicly-traded biotechnology company, and as Senior Vice President and Chief Financial Officer at Centocor, Inc., a publicly-traded biotechnology company. Mr. Dougherty has served on the Board of Directors of ViroPharma Incorporated since January 2004. Mr. Dougherty received a B.S. from Villanova University.

Name of Director	Principal Occupations During Past Five Years and Certain Directorships
Armando Anido. (First became a Director in 2003)	Mr. Anido serves as Chief Executive Officer and President of Auxilium Pharmaceuticals, Inc., a publicly-traded specialty biopharmaceutical company focused on developing and marketing products to urologists, endocrinologists, orthopedists and select primary care physicians. Prior to becoming CEO of Auxilium, Mr. Anido held the position of Executive Vice President, Sales and Marketing for MedImmune, Inc. from 1999 to 2006, where he was responsible for worldwide commercialization of its portfolio. He also served on the Executive Committee and Product Development Committee. Prior to MedImmune, from 1995 to 1999, Mr. Anido was with GlaxoWellcome, Inc. where he served as Vice President, Central Nervous System Marketing after joining the company as Director, HIV Marketing. Mr. Anido was employed by Lederle Labs from 1989 to 1995 in various commercial roles, culminating as Vice President, Anti-infectives. Mr. Anido serves on the board of Auxilium Pharmaceuticals, Inc. Mr. Anido received his B.S. in Pharmacy and his M.B.A. in Marketing and Finance from West Virginia University.
Georges Gemayel, Ph.D. (First became a Director in 2007)
Dr. Gemayel is the Chairman of the Board of Syndexa Pharmaceuticals, a privately held company. From April 2010 to October 2010, Dr. Gemayel served as Executive Chairman of FoldRx Pharmaceuticals, Inc., a privately-held drug discovery and clinical development company that was acquired by Pfizer Inc. From June 2008 until November 2009, Dr. Gemayel served as President, Chief Executive Officer and a director of Altus Pharmaceuticals Inc., a publicly-traded pharmaceutical company. From 2003 to May 2008, Dr. Gemayel served as Executive Vice President Therapeutics and Biosurgery for Genzyme Corporation, where he was responsible for Genzyme's global therapeutics, transplant, renal and biosurgery businesses. From 2000 to 2003, Dr. Gemayel was employed as Vice President National Specialty Care for Hoffmann-La Roche, responsible for its U.S. business for dermatology, oncology, transplantation, hepatitis and HIV. Dr. Gemayel joined Hoffmann-La Roche in 1988 and served in various positions of increasing responsibility over his tenure there. Dr. Gemayel received his doctorate in pharmacy from St. Joseph University in Beirut, Lebanon and his Ph.D. in Pharmacology from Paris-SUD University. In November 2009, while Dr. Gemayel was President, Chief Executive Officer and a director, Altus Pharmaceuticals filed a voluntary petition for relief under Chapter 7 of the U.S. Bankruptcy Code and ceased operations at such time.

Name of Director	Principal Occupations During Past Five Years and Certain Directorships
Paul Goddard, Ph.D. (First became a Director in 2000)	Dr. Goddard served as a consultant for us from August 2003 to July 2005. In 2003, Dr. Goddard joined ARYx Therapeutics, Inc., a publicly-traded product-based biopharmaceutical company, as the Chairman of the Board and in April 2005 was appointed as Chief Executive Officer. In the period between 2000 and 2005, he served as chairman and part-time executive of several companies, including XenoPort, Inc., a private biopharmaceutical company, and AP Pharma, Inc., a specialty pharmaceutical company focused on the development and commercialization of innovative medical treatments, and he currently serves as AP Pharma's chairman. From 1998 until 2000, Dr. Goddard served as Chief Executive Officer of Elan Pharmaceuticals, a division of Elan Corporation, plc. Dr. Goddard served as Chairman, Chief Executive Officer and a director of Neurex Corporation from 1991 to 1998 when the company was acquired by Elan. Prior to 1991, Dr. Goddard held various senior management positions at SmithKline Beecham, including senior vice president strategic marketing and senior vice president Far East region. Dr. Goddard is on the Board of Directors of ARYx Therapeutics, Inc., AP Pharma, Inc. and Onyx Pharmaceuticals. Dr. Goddard served as Chairman of the Board of XenoPort, Inc. from 2000 to 2005 and a director of Molecular Devices, Inc. from 1999 to 2006. Dr. Goddard received a Ph.D. in Atieology and Epidemiology of Colon Cancer from St. Mary's Hospital, University of London.
George V. Hager, Jr. (First became a Director in 2003)
Mr. Hager serves as Chairman and Chief Executive Officer of Genesis HealthCare, a privately-held provider of healthcare and support services to the elderly which was spun off by Genesis Health Ventures, Inc. in 2003. Prior to becoming CEO of Genesis HealthCare, Mr. Hager was Executive Vice President and Chief Financial Officer and was responsible for corporate finance, information services, reimbursement and risk management of Genesis Health Ventures, Inc. He joined Genesis Health Ventures, Inc. in 1992 as Vice President and Chief Financial Officer and was named Senior Vice President and Chief Financial Officer in 1994. Mr. Hager has over 20 years experience in the health care industry including leading KPMG LLP's health care practice in Philadelphia from 1989 to 1992. He received a Bachelor of Arts in Economics from Dickinson College and a Master of Business Administration degree from Rutgers Graduate School of Management. He is a certified public accountant; a member of the Board and strategic planning and executive committees of the National Investment Center, a member of the Board of the Delaware Valley Chapter of the Alzheimer's Association; and a member of the Board and audit committee chair of REACH Medical Holdings, Inc., a medical transportation company.

Name of Director	Principal Occupations During Past Five Years and Certain Directorships
Guido Magni, M.D., Ph.D (First became a Director in 2008)	Dr. Magni was appointed to the Board in June 2008. In the last 20 years, Dr. Magni has held senior positions in the drug development departments of Wyeth Ayerst and F. Hoffmann-La Roche. From 1995 to January 2008, Dr. Magni served as the Global Head of Medical Science, Global Drug Development, Pharmaceuticals Division, at F. Hoffmann-La Roche. Since he left Roche in 2008, Dr. Magni has been managing director of EuroVentures/Versant and CMO of River Vision, LLC, a private pharmaceutical company focused on ophthalmology. Dr. Magni received his M.D. from the University of Padua, Italy, and a Ph.D. from the University of Rome, Italy.
Claude H. Nash, Ph.D. (First became a Director in 2000)
Dr. Nash currently is President of Nash Consulting LLC, which is focused on advising start-up companies. From 2007 to 2010, he was Chairman of the Board of Directors of Bloodstone Ventures, plc, a United Kingdom Company focused on working with universities to start new companies, and he previously served as Chief Executive Officer and Chairman of Bloodstone from August 2007 through December 2007. From 2004 through 2006, he held the position of Vice President Research and Development at the University of Maryland Biotechnology Institute. He served on the board of directors of ViroPharma Incorporated from that company's inception in 1994 to 2003, serving as Chairman from 1997 to 2002, and served as Chief Executive Officer and President from 1994 until 2000. From 1983 to 1994, Dr. Nash served as Vice President, Infectious Disease and Tumor Biology at Schering-Plough Research Institute. From 1969 to 1983, he held various positions at Sterling Drug, Smith Kline and Eli Lilly. Dr. Nash currently serves as the Chairman of the Board of Directors of Accera Incorporated & CEO, a commercial biotechnology company with a proprietary focus on Alzheimer's disease. He also serves as Chairman of the Board of Directors of Selectx Pharma & CEO, a private biotechnology company focused on the discovery of new antibiotics, and as an advisor to Rapid Trials, a private company focused on optimizing clinical site performance to speed enrollment and reduce costs. Dr. Nash has a B.S. in Biology and Chemistry from Lamar University, an M.S. in Microbiology and a Ph.D. in Microbial Genetics and Biochemistry from Colorado State University.

Name of Director	Principal Occupations During Past Five Years and Certain Directorships
Donald Nickelson (First became a Director in 2003)	Mr. Nickelson is Chairman of the Board of Cross Match Technologies, Inc., a leading provider of biometric identity management systems. Mr. Nickelson also is Vice Chairman and Director of Harbour Group Industries Inc., a leveraged buy-out firm, Chairman of the Board of Advisors of Celtic Therapeutics and serves on the Advisory Board of Celtic Pharmaceutical Holdings, L.P. and is a director at several private companies. Mr. Nickelson retired as President of Paine Webber Group in 1990, after a distinguished career in the financial industry for over 39 years. He also previously served as Lead Trustee of the Mainstay Mutual Fund Groups from 1994 to 2007, was Chairman of the Board of Omniquip International, Inc, Greenfield Industries, Vie Financial Group, and Flair Corporation. From June 2003 to November 2009, Mr. Nickelson served as a director of First Advantage Corporation, a publicly-traded provider of risk mitigation and business solutions. Mr. Nickelson also has served as a director of W.P. Carey & Co., LLC, Royalty Pharma AG, Allied Healthcare Products, DT Industries, as well as Selectide Corporation and Sugen, Inc., two biotechnology companies. In addition, Mr. Nickelson served as Chairman of the Pacific Stock Exchange and as Director of the Chicago Board Options Exchange.

        There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company of any of its subsidiaries.

        There are no family relationships among the directors and executive officers of the Company.

 THE BOARD OF DIRECTORS AND BOARD COMMITTEES

        As of the date of this Information Statement, the Board has nine directors and maintains an Audit Committee, a Compensation Committee and a Governance and Nominating Committee (each, a "Committee"). The current membership and the function of each of these committees are described below.

Meetings of the Board of Directors

        Our directors are expected to attend meetings of the Board of Directors and meetings of committees on which they serve. Our directors are expected to spend the time needed at each meeting and to meet as frequently as necessary to properly discharge their responsibilities. Our Board of Directors held nine meetings during the year ended December 31, 2010. Each director attended at least seventy-five percent of the meetings of the Board of Directors and the respective Committee or Committees on which he served during such period. Each director is expected to regularly attend meetings of the Board and his respective Committees, with the understanding that on occasion a director may be unable to attend a meeting.

        All directors are expected to make every reasonable effort to attend the Annual Meeting of Stockholders. All of the directors of the Company as of May 17, 2011, attended the 2011 Annual Meeting of Stockholders. We expect that all of the directors will attend the 2012 Annual Meeting.

Committees of the Board of Directors

        The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee, which are the only standing committees of the Board.

Director Independence

        A majority of the Company's directors are independent within the meaning of the applicable rules of the SEC. The Board affirmatively determined that all of the directors are independent, with the exception of Mr. Dougherty. Mr. Dougherty is considered an inside director because of his employment as an executive officer of the Company.

        Each executive officer serves at the discretion of the Board and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors and executive officers.

        The bylaws of the Company provide that the Board may designate committees by resolution, each of which shall consist of one or more directors. The Board presently has standing Audit, Compensation, and Governance and Nominating Committees.

Audit Committee

        The functions of the Audit Committee are described in detail below under the heading "Report of the Audit Committee." The charter of the Audit Committee is available on the Investor Insights section of the Company's website (www.adolor.com) by selecting "Corporate Governance." The Audit Committee met six times during fiscal 2010.

        Mr. Hager has chaired the Audit Committee since 2005. Mr. Hager is qualified as an audit committee financial expert within the meaning of SEC regulations. In addition, the Board has determined, in accordance with the listing standards of NASDAQ, that Mr. Hager meets the standards of financial sophistication set forth therein and that each other member of the Audit Committee is able to read and understand fundamental financial statements.

        All of the members of the Audit Committee are independent within the meaning of SEC regulations, NASDAQ listing standards and the Company's Corporate Governance Guidelines.

Compensation Committee

        The Compensation Committee annually: reviews the performance and total compensation program for the Company's executive officers, including the Chief Executive Officer; considers the modification of existing compensation and employee benefit programs, and the adoption of new plans; administers the terms and provisions of the Company's equity compensation plans; and reviews the compensation and benefits of non-employee directors. The charter of the Compensation Committee is available on the Investor Insights section of the Company's website (www.adolor.com) by selecting "Corporate Governance." The Compensation Committee met five times during 2010. All of the members of the Compensation Committee are independent within the meaning of SEC regulations, the NASDAQ listing standards and the Company's Corporate Governance Guidelines.

Governance and Nominating Committee

        The Governance and Nominating Committee (the "Nominating Committee") is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of the Company's Corporate Governance Guidelines. In addition, the Nominating Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Nominating Committee also prepares and supervises the Board's review of director independence and the Board's performance evaluation. The charter of the Nominating Committee is available on the Investor Insights section of the Company's website (www.adolor.com) by selecting "Corporate Governance." The Nominating Committee met two times during fiscal 2010. All of the members of the Nominating Committee are independent within the meaning of SEC regulations, the NASDAQ listing standards and the Company's Corporate Governance Guidelines.

        The Nominating Committee considers candidates for Board membership suggested by its members and other Board members, as well as by management and stockholders. The Nominating Committee is authorized to retain third-party executive search firms to identify candidates as necessary. A stockholder who wishes to recommend a prospective nominee for the Board should notify the Company's Secretary in writing and provide the information set forth in Section 1.1.10 of the Company's bylaws. The Nominating Committee also will consider whether to nominate any person nominated by a stockholder pursuant to the provisions of the Company's bylaws relating to stockholder nominations.

        Once a prospective nominee has been identified, the Nominating Committee makes an initial determination (which may include input from the Chairman of the Board) as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Nominating Committee with the recommendation of the prospective candidate, as well as the Nominating Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Nominating Committee determines, in consultation with the Chairman of the Board and other Board members as appropriate, that additional consideration is warranted, it may request that a third-party search firm gather additional information about the prospective nominee's background and experience and report its findings to the Nominating Committee. The Nominating Committee then evaluates the prospective nominee against the standards and qualifications set out in the Company's Corporate Governance Guidelines and its policy on consideration of director candidates, including:

  •
  the ability of the prospective nominee to represent the best interests of all of the stockholders of the Company;

  •
  the prospective nominee's standards of integrity, ethics, commitment and independence of thought and judgment;

  •
  the prospective nominee's record of professional accomplishment in his/her chosen field;

  •
  the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties on the Board and its Committees, including the prospective nominee's service on other public company boards;

  •
  the extent to which the prospective nominee contributes to the range of talent, skill and expertise currently present on the Board; and

  •
  the prospective nominee's independence from a material personal, financial or professional interest in any present or potential competitor of the Company.

        The Nominating Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. In connection with this evaluation, the Nominating Committee determines whether to interview the prospective nominee and, if warranted, one or more members of the Nominating Committee, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Nominating Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Nominating Committee.

Code of Ethics

        The Company has a Code of Business Conduct that is applicable to all directors, officers and employees of the Company. The Code of Business Conduct also covers financial and non-financial business practices and procedures and applies to the Company's CEO, Chief Financial Officer and certain other employees of the Company responsible for accounting and financial reporting. The Code of Business Conduct is available on the Investor Insights section of the Company's website (www.adolor.com) by selecting "Corporate Governance" and then "Code of Business Conduct." The Company intends to post amendments to, or waivers from, its Code of Business Conduct (if any and to the extent applicable to the Company's CEO, principal financial officer or principal accounting officer) at this location on its website.

CURRENT MANAGEMENT

        Set forth below are the name, age and position of each executive officer of the Company as of November 4, 2011.

Name	Age	Position
Michael R. Dougherty	53	President and Chief Executive Officer
John M. Limongelli	42	Senior Vice President, General Counsel and Secretary
George R. Maurer	56	Senior Vice President, Technical Operations
Stephen W. Webster	50	Senior Vice President and Chief Financial Officer

Name of Officer
Michael R. Dougherty	See the description of Mr. Dougherty in the section entitled "Current Board"
John M. Limongelli
Mr. Limongelli joined us as our Senior Vice President, General Counsel and Secretary in September 2008. From July 2002 to September 2008, Mr. Limongelli held several roles of increasing responsibility with Cephalon, Inc., most recently serving as Vice President and Associate General Counsel. Prior to joining Cephalon in 2002, Mr. Limongelli was an associate with the law firm of Morgan, Lewis & Bockius, LLP, in Philadelphia. From 1995 to 1997, Mr. Limongelli worked as a financial analyst for Bell Atlantic Corp., and from 1991 to 1995 he was an auditor with KPMG LLP. Mr. Limongelli obtained both his Juris Doctor and Masters in Business Administration from Temple University.
George R. Maurer
Mr. Maurer was named as our Senior Vice President, Manufacturing and Pharmaceutical Technologies, in January 2009. Mr. Maurer joined Adolor in 2002 as Senior Director, Commercial Manufacturing, and then served as Vice President, Commercial Manufacturing from 2005 to January 2009. Prior to joining Adolor, Mr. Maurer was Director, Commercial Manufacturing at ViroPharma Incorporated. Prior to ViroPharma, for 22 years Mr. Maurer held positions of increasing responsibility with Schering-Plough Corporation, including directing production planning of manufacturing functions supporting domestic sales and management of manufacturing operations in Puerto Rico and New Jersey. Mr. Maurer earned his B.S. in Biology from Rensselaer Polytechnic Institute.
Stephen W. Webster
Mr. Webster joined us as our Senior Vice President, Finance and Chief Financial Officer in June 2008. From 2007 until joining Adolor, Mr. Webster was Managing Director, Investment Banking Division, Health Care Group for Broadpoint Capital (formerly First Albany Capital). From 2000 to 2006, he was with Neuronyx, Inc., a development-stage biotechnology company he co-founded, as President from 2000 to 2006 and Chief Executive Officer from 2003 to 2006. From 1987 to 2000, he served in positions of increased responsibility including as Director, Investment Banking Division, Health Care Group for PaineWebber Incorporated. He received his A.B. in Economics cum laude from Dartmouth College in 1983 and his Master of Business Administration in Finance from The Wharton School, The University of Pennsylvania in 1987. Mr. Webster serves on the Board of Directors of HearUSA Inc. and Pennsylvania Bio.

        There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company of any of its subsidiaries.

        There are no family relationships among the directors and executive officers of the Company.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Stock Owned by Directors, Executive Officers and Greater-Than-5% Stockholders

        The following table sets forth the beneficial ownership of the Company's Common Stock as of November 4, 2011 (except as noted) by (i) the named executive officers ("NEOs") and the Company's directors; (ii) owners of more than five percent of the outstanding shares of the Company's Common Stock; and (iii) all executive officers and directors as a group. As of November 4, 2011, there were 46,603,391 shares of Common Stock outstanding.

Name	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
Felix J. Baker(3)	6,947,343	14.91%
Julian C. Baker 667 Madison Avenue, New York, NY 10021
Wellington Management Company, LLP(4)	6,287,572	13.49%
75 State Street, Boston, MA 02109
FMR LLC(5)	3,745,889	8.04%
Edward C. Johnson 3d 82 Devonshire Street, Boston, MA 02109
Michael R. Dougherty(6)(7)	1,482,326	3.10%
John M. Limongelli(6)	232,553	*
George R. Maurer(6)	287,829	*
Stephen W. Webster(6)	211,873	*
Armando Anido(6)	176,017	*
Georges Gemayel(6)	139,448	*
Paul Goddard(6)(8)	223,448	*
George V. Hager, Jr.(6)	178,007	*
David M. Madden(6)(9)	1,135,461	2.42%
Guido Magni, M.D., Ph.D(6)	97,183	*
Claude H. Nash(6)	230,672	*
Donald Nickelson(6)(10)	285,107	*
All executive officers and directors as a group (12 persons) (6)	4,679,924	9.37%

*
Less than 1%.

(1)
This table and the information included in the notes below are based upon information supplied by officers, directors and principal stockholders, including, in particular, reports filed on Schedule 13G and Form 4 with the SEC. Unless otherwise noted, the address for each individual above is c/o Adolor Corporation, 700 Pennsylvania Dr., Exton, PA 19341.

(2)
Based on 46,603,391 shares of Common Stock outstanding on November 4, 2011. Shares of Common Stock subject to stock options currently exercisable, or exercisable within 60 days of November 4, 2011, are deemed beneficially owned by the person holding such options. The percent of the outstanding shares of our Common Stock for any person or group who beneficially owned any shares pursuant to options that are exercisable within 60 days of November 4, 2011, is calculated assuming all such options have been exercised in full and adding the number of shares subject to such options to the total number of shares issued and outstanding on November 4, 2011 for such individual.

(3)
Messrs. Felix and Julian Baker (collectively, the "Baker Brothers") have shared voting and dispositive power with respect to 6,947,343 shares. According to a Schedule 13G filed on February 14, 2011, as of December 31, 2010, The Baker Brothers have the power to control the investment decisions of the shares held by the following limited partnerships: (i) Baker Bros. Investments II, L.P.—2,902 shares; (ii) 667, L.P.—79,054 shares; (iii) Baker Brothers Life Sciences, L.P.—6,666,436 shares; (iv) 14159, L.P.—186,272 shares; and (v) Baker/Tisch Investments, L.P.—12,679 shares. As such, the Baker Brothers may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose of or direct the disposition of such securities.

(4)
Represents shares owned by clients of Wellington Management Company, LLP ("Wellington"), which serves as investment advisor to such clients. According to a Schedule 13G filed on February 14, 2011, as of December 31, 2010, Wellington has shared voting power with respect to 5,863,761 shares and shared dispositive power with respect to 6,287,572 shares. Wellington has indicated that the Treasurer of the State of North Carolina Equity Investment Pooled Trust is the owner of record of more than five percent of Adolor's common stock.

(5)
The following information is based upon a Schedule 13G, as filed by FMR LLC ("FMR") on February 11, 2011, and Edward C. Johnson 3d with the SEC:

As of December 31, 2010, Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR and an investment adviser, is the beneficial owner of 3,745,889 shares as a result of acting as investment adviser to various investment companies. The ownership of one such investment company, Fidelity Select Biotechnology Portfolio, amount to 3,563,790 shares, or 7.6% of Adolor's common stock.

As of December 31, 2010, Edward C. Johnson, 3d, Chairman of FMR, and FMR, through its control of Fidelity and its funds (the "Funds") each has sole dispositive power of the 3,745,889 shares owned by the Funds. Neither FMR nor Edward C. Johnson, 3d, has the sole power to vote or direct the voting of the shares owned directly by the Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to direct the voting of the shares owned directly by the Funds, which power resides with the Funds' Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Board of Trustees.

(6)
Common Stock and the percentage of class listed as being beneficially owned include outstanding options to purchase Common Stock which are exercisable within 60 days of November 4, 2011, as follows: Mr. Dougherty, 1,229,165 shares; Mr. Limongelli, 197,603 shares; Mr. Maurer, 261,804;

  Mr. Webster, 188,123 shares; Mr. Anido, 170,000 shares; Dr. Gemayel, 135,000 shares; Dr. Goddard, 194,000 shares; Mr. Hager, 170,000 shares; Mr. Madden, 315,000 shares; Dr. Magni, 95,000 shares; Dr. Nash, 194,000 shares; Mr. Nickelson, 170,000 shares; and all directors and executive officers as a group, 3,319,695 shares.

(7)
Includes 37,500 restricted shares of Common Stock that will vest on the date that the FDA approves for commercial sale a new drug application ("NDA") for alvimopan for use in opioid bowel dysfunction.

(8)
Includes 27,265 shares owned by The Goddard Family Trust, Paul Goddard and Jacqueline Goddard Trustees.

(9)
Includes 70,000 shares owned by the Madden 2002 Trust.

(10)
Includes 10,000 shares owned by The Nickelson Family Trust, of which Mr. Nickelson is the sole trustee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis ("CD&A") section provides information regarding the compensation program in place in 2010 for the Company's President and Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), the Company's two other executive officers and one individual who served as an executive officer in 2010 (collectively, the "Named Executive Officers" or "NEOs"). It includes information regarding, among other things, how compensation decisions are made, the overall objectives of our compensation program, a description of the various components of compensation that we provide and other information pertinent to understanding our executive officer compensation program.

Governance Relating to Executive Compensation Decisions

        The Compensation Committee of our Board of Directors (the "Committee") consists of three independent members of the Board of Directors and has responsibility for reviewing and approving all compensation decisions for the NEOs. The Committee submits its decisions to the independent members of the Board for ratification. The Committee acts pursuant to a written charter that has been approved by our Board. In connection with these duties, the Company's Human Resources Department supports the Committee in its work. In addition, the Committee retained Radford, an outside compensation consulting firm with substantial experience in the life sciences industry, to advise the Committee on matters related to the compensation of the NEOs. The following summarizes the roles of each of the key participants in the executive compensation decision-making process.

Compensation Committee

  •
  Fulfills the Board of Directors' responsibilities relating to compensation of the Company's executive officers.

  •
  Oversees implementation and administration of the Company's compensation and employee benefits programs, including incentive compensation and equity compensation plans.

  •
  Reviews and approves Company goals and objectives and in light of these, evaluates the CEO's performance and sets his annual base salary, annual incentive opportunity, long-term incentive opportunity and any special/supplemental benefits or payments.

  •
  Reviews and approves compensation for all other executive officers of the Company including annual base salary, annual incentive opportunity, long-term incentive opportunity and any special/supplemental benefits or payments.

Board of Directors

  •
  Ratifies executive compensation decisions made by the Committee.

CEO

  •
  Presents to the Committee the performance evaluation of and compensation recommendations for each of the other executive officers.

Compensation Consultant

  •
  Reports directly to the Committee.

  •
  Assists the Committee with the review and update of the Peer Group (as defined below) for competitive pay and benchmarking purposes.

  •
  Reviews relevant market data and advises the Committee on setting the CEO's pay.

  •
  Reviews relevant market data and compensation recommendations for all other executive officers.

  •
  Informs the Committee of regulatory developments and how these may affect the Company's compensation program.

Objectives of Our Compensation Program

        The compensation program for our executive officers is designed to attract, retain and reward talented executives who can contribute to the Company's long-term success and thereby build value for our stockholders. In general terms, the Committee believes that by seeking to place greater emphasis on variable pay incentives and longer-term compensation, rather than base salary compensation, it will more effectively align the interests of executives with the Company's stockholders. Furthermore, this emphasis enables the Company to attract executives who are willing to sacrifice current earnings and the retirement benefits generally offered by larger companies for potential long-term gains in a less stable and riskier environment. The Committee believes that Adolor stockholders share a similar risk profile.

        We strive to closely align the compensation paid to our executive officers with the performance of the Company on both a short-term and long-term basis. The compensation program for executive officers consists of the following principal components:

  •
  base salary;

  •
  annual cash incentive award; and

  •
  long-term incentive compensation in the form of stock options and/or stock awards or units.

        The Committee believes that our stockholders are best served when we can attract and retain talented executives by providing compensation packages that are competitive but fair. The Committee seeks to structure a compensation program for NEOs that is competitive to the "Collected Market Data" (as more fully described below) with respect to cash compensation and long-term equity compensation. At the same time, the Committee believes it is important to provide its NEOs with the opportunity to exceed the targeted compensation levels for achievement of key strategic initiatives and superior operational performance as evidenced by such benchmarks as research and development program progress, revenue growth and management of capital.

        By providing our executives with a mix of equity and cash compensation, the Committee believes it can better align the interests of our executives with the short- and long-term interests of our stockholders. While there is no pre-established target for the allocation of equity and cash compensation, the Committee believes that the current mix of compensation programs for the NEOs strikes the correct balance between equity and cash compensation and is aligned with the Company's stated pay philosophy. The Committee believes that, by delivering a meaningful percentage of compensation in the form of equity, the level of executive compensation will correlate with the creation of long-term value for our stockholders as measured by stock price appreciation. Depending on whether, and to what extent, established strategic, financial and operational goals are achieved, the actual split between cash and equity compensation in any given year could vary from the target levels. For 2010, the mix of compensation between cash and equity as reflected in the Summary Compensation Table was approximately 69% and 31%, respectively, for the CEO and approximately 83% and 17%, respectively, for the other NEOs.

        The equity component of our compensation plan for our NEOs historically has taken the form of stock options; over the past several years, equity compensation also has included the use of time-based or performance-based deferred stock units ("DSUs"). Performance-based DSUs may be triggered upon specified clinical, regulatory or commercial milestones. We believe these are appropriate instruments to drive long-term stockholder value, provide retention incentives to our NEOs and manage our equity shares in an efficient manner.

        Collected Market Data.    The Collected Market Data consist of the total compensation delivered by certain comparable publicly-traded biotechnology companies with which we compete for executive talent (the "Peer Group"), as well as additional published survey data provided by Radford, including the Radford Global Life Sciences Survey of compensation data.

        In late 2009 and again in late 2010, Radford assisted the Committee in updating the Peer Group for competitive pay and performance benchmarking. The Peer Group is developed by reference to a number of criteria, including: number of employees; last fiscal year revenue; market capitalization; business model; and therapeutic area and stage of development. The appropriateness of the Peer Group is reviewed annually by the Committee against these criteria. Based on this review, companies may be excluded due to acquisitions or changes in trading status or size; likewise, relevant peer companies may be added. The 2009 Peer Group, which consisted of 20 companies, was considered when determining the NEO base salaries for 2010 and the equity awards granted in September 2010. The 2010 Peer Group was considered when establishing the NEO base salaries for 2011.

        The 2010 Peer Group consists of the following 21 companies*:

Acadia Pharmaceuticals Inc.	Osiris Therapeutics, Inc.
ARIAD Pharmaceuticals, Inc.	Pain Therapeutics, Inc.
BioCryst Pharmaceuticals, Inc.	POZEN, Inc.
Cornerstone Therapeutics Inc.	Progenics Pharmaceuticals, Inc.
DURECT Corporation	Repligen Corporation
Dyax Corp.	Spectrum Pharmaceuticals, Inc.
Dynavax Technologies Corporation	Synta Pharmaceuticals Corp.
Idenix Pharmaceuticals, Inc.	Telik, Inc.
Infinity Pharmaceuticals, Inc.	XOMA, Ltd.
Ligand Pharmaceuticals Incorporated	Zalicus Inc.
NPS Pharmaceuticals, Inc.

*
The 2010 Peer Group includes three companies (Cornerstone Therapeutics Inc., POZEN, Inc. and Zalicus Inc.) that were not included in the 2009 Peer Group, and it does not include two companies (Akorn, Inc. and InterMune, Inc.) that were included in the 2009 Peer Group.

Material Tax and Accounting Implications of the NEO Compensation Program

        Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to the company's Chief Executive Officer and the three other most highly compensated executive officers. Specified compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. Where possible, the Committee generally seeks to structure compensation amounts and plans that meet the requirements for deductibility under this provision. Specifically, the Committee has taken steps to qualify the stock option awards as performance-based compensation for this purpose. While the Committee believes it is important to consider Section 162(m), it also believes that stockholder interests are best served by not restricting the Committee's discretion and flexibility in crafting the executive compensation program, even if non-deductible compensation expenses could result.

        The Committee also considers the accounting implications to the Company of its executive compensation decisions, including, among other things, the financial statement impact of equity compensation awards as determined pursuant to Financial Accounting Standards Board Accounting Standards Codification 718, Stock Compensation ("ASC 718").

Discussion and Analysis of our 2010 Compensation Program and Awards

        This section describes and analyzes each of the elements of our compensation program for our executive officers, including why the Committee chooses to include these items in the compensation program, the details of the compensation amounts granted to NEOs in 2010 and the Committee's rationale for awarding these compensation amounts.

Cash Compensation

        Total cash compensation is delivered in the form of base salary and annual cash incentive awards or bonuses under a performance-based Incentive Compensation Plan (the "ICP") approved by the Board. Base salary is included in the Company's compensation package for the executive officers because the Committee believes it is both necessary and appropriate that some portion of the compensation be provided to executives in a form that is fixed and liquid. Performance-based bonuses under the ICP are included in the package because they permit the Committee to incentivize our executives in any particular year to pursue particular objectives that the Committee believes are consistent with the overall goals and strategic direction that the Board has set for our Company and that also are aligned with stockholder interests. The components comprising the cash portion of total compensation are described below.

        Salary.    In setting salaries, the Committee is generally mindful of its overall goal of keeping base salary compensation for its executive officers competitive with the Collective Market Data for that particular position. Because the Company's business is becoming more complex and the industry and general economic environment have become more challenging, the Committee takes particular care to ensure that these factors are recognized in the calculation of base salary. While we generally seek to be competitive, we reserve the right to pay base salaries at a higher percentile to entice or retain select executives with particular skill sets and/or experience.

        Merit increases are typically approved each year in December or January for the upcoming fiscal year. In addition, the Committee will review and approve salaries of our executive officers at the time of a promotion or other change in responsibilities. Increases in salary are based on an evaluation of an individual's performance compared to an individual's responsibilities and objectives, contribution and level of pay compared to the Collected Market Data. For the NEOs other than the CEO, our CEO makes recommendations to the Committee concerning adjustments to salary. As the value of the annual bonus is expressed as a multiple of base salary, a higher base salary will result in a higher bonus award, assuming the same level of achievement against goals.

        For 2010, our CEO's base salary was set by the Committee at $446,505, which is at approximately the 25th percentile of CEO base salaries reflected in the Collected Market Data. Salaries for our other NEOs employed as of December 31, 2010 (Messrs. Webster, Limongelli and Maurer) ranged from $262,880 to $341,445; the Committee believes that the base salaries of these NEOs are consistent with the 50th percentile of executive base salaries reflected in the Collective Market Data for comparable positions. In December 2010, the Committee approved, and the Board ratified, an increase of 2.5% in base salaries for 2011 over 2010 levels for each of the NEOs, except for Mr. Maurer, who received an 8.4% increase in his base salary.

        For 2010, base salary of the CEO constituted approximately 72% of his total cash compensation (excluding all other compensation); for the other NEOs employed by the Company at year-end, base salaries constituted approximately 79% to 80% of the total cash compensation (excluding all other compensation), with bonuses in each case constituting the remaining portion of cash compensation.

        Bonus Plan.    Our NEOs participate in a cash bonus plan, the ICP. This plan provides cash compensation to our executive officers only if, and to the extent that, annual performance conditions set by the Committee are achieved. Whether, and to what extent, bonuses under the ICP are paid depends entirely on the extent to which the established corporate objectives contained within the ICP for that year are attained. The Committee believes that the achievement of these objectives ultimately will contribute to the long-term success of the Company. Following a determination of achievement against the corporate objectives, the Committee may subjectively consider the individual achievements of each NEO in arriving at a final determination of the amount of bonus, if any, to be awarded to an NEO.

        The corporate objectives referenced in the ICP are developed with input from management, the Committee and the Board. Management, including the NEOs, develops preliminary recommendations for the Committee's review. The Committee then reviews management's preliminary recommendations and establishes the final ICP goals and weightings, which are intended to reflect the most important strategic and operational objectives for the Company. The final corporate objectives and weightings are then ratified by the independent members of the Board. In establishing final goals, the Committee strives to ensure that:

  •
  the incentives provided pursuant to the ICP are consistent with the strategic goals set by the Board for the Company;

  •
  the objectives set are sufficiently ambitious to provide a meaningful incentive; and

  •
  bonus payments, assuming target levels of performance are attained, will be consistent with the overall philosophy of the executive compensation program established by the Committee.

        The Committee reserves the discretion to reduce or not pay bonuses under the ICP, even if the relevant performance targets are met, or to increase the bonus amount awarded under the ICP.

        The ICP and the corporate objectives for 2010 (the "2010 Corporate Objectives") were approved by the Board at its December 2009 meeting. The 2010 Corporate Objectives consisted of the following two components:

  •
  A commercial objective (50%) tied to net sales of ENTEREG of $35 million in 2010; and

  •
  A series of research and development objectives (50%) primarily consisting of the following elements:

  •
  in the Company's opioid induced constipation ("OIC") program, the completion of Phase 1 studies and the initiation of a Phase 2 study;

    •
    in the Company's delta opioid receptor agonist program, the completion of the osteoarthritis studies of ADL5859 and ADL5747 and the attainment of specified enrollment targets in the post-herpetic neuralgia (PHN) study of ADL5747; and

    •
    the advancement of the Company's preclinical programs.

        In addition to the nearer-term focus of the commercial objective, the Board felt that a 50% weighting on R&D objectives provided a strong incentive to focus on attaining goals that it believes will further the creation of long-term value for Adolor stockholders. The Committee believes that the combination of the performance objectives within the 2010 ICP created a significantly high hurdle for achievement by each NEO.

        Each year, the Committee also considers the target bonuses under the ICP for each NEO in light of several factors, including:

  •
  the desire to ensure that a substantial portion of total compensation is performance-based;

  •
  the relative importance, in any given year, of the short-term performance objectives established pursuant to the ICP; and

  •
  the advice of Radford as to compensation practices at other companies in the Collective Market Data.

        The target bonus percentage in 2010 for the CEO was 55% of base salary, which is at the 50th percentile of target bonus percentages in the Collected Market Data. In setting this target bonus percentage, the Committee considered that Mr. Dougherty's base salary was at approximately the 25th percentile of the Collected Market Data and that, even with a bonus payout at target, his total cash compensation would be only at the 25th percentile for the Collected Market Data. For the other NEOs, the target bonus was 35% of base salary for Messrs. Webster, Limongelli and Maurer, which is at the 50th percentile of the Collected Market Data.

        The actual amount of an ICP bonus award is determined based on the level of achievement against the pre-established corporate objectives, and also may include a subjective assessment of individual performance for each NEO. The ICP provides the NEOs with the opportunity to earn bonuses that exceed target levels for exceeding performance objectives and, conversely, penalizes the NEOs for missing these objectives. For 2010, a minimum ICP score of 60% was required for any awards to be paid under the ICP. At the end of each fiscal year, the Committee is responsible for assessing the performance of the Company against the ICP performance criteria and determining the level of awards, if any, under the ICP. The CEO provides his recommendations to the Committee with respect to the performance and award levels, if any, under the ICP for each NEO other than the CEO. The Committee will make its own determination, which it then presents to the independent members of the Board for ratification.

        For 2010, the Committee assessed the Company's level of achievement against each of the 2010 Corporate Objectives and determined that the Company had achieved at a level equal to 73%. With respect to the commercial objective, the Board considered ENTEREG net sales of $25.4 million for the year ended December 31, 2010, which resulted in a weighted average score of 36.3. For the R&D objectives, the Committee considered, among other things, the following in assessing a weighted average achievement of 36.7 against the established goals:

  •
  in the OIC program, the successful conclusion of a series of Phase 1 studies and the initiation of a Phase 2 study of ADL5945, in each case on timelines consistent with the approved objectives;

  •
  in the delta opioid receptor agonist program, the completion of the osteoarthritis studies of ADL5859 and ADL 5747 ahead of schedule, offset slightly by enrollment levels in the PHN study of ADL5747 that were below targeted levels; and

  •
  the Company's progress on its early-stage candidates, particularly with ADL6906 (beloxepin) where the Company completed Phase 1 testing during 2010.

        The Committee also considered certain other factors outside of the ICP, including the decision to discontinue the delta opioid receptor agonist program in light of the results from the Phase 2 studies, the Company's stock price performance during 2010 and the overall level of ENTEREG sales during 2010. In light of these considerations, the Committee exercised its discretion to reduce the level of targeted payout under the ICP to 70% of the target bonus levels.

        With respect to the Committee's subjective assessment of the individual performance of the NEOs, the Committee determined that the performances of Messrs. Dougherty, Webster and Limongelli were consistent with expectations and determined their respective ICP scores were equal to 70.0. For Mr. Maurer, the Committee determined that he should be recognized with a larger ICP award because of his assumption of additional responsibilities at the Company and determined his individual ICP score to be 75.0.

Long-term Incentive Compensation

        Types of Equity Awards.    Equity awards to our NEOs can be made pursuant to our Amended and Restated 2003 Stock-Based Incentive Compensation Plan (the "2003 Plan"), which has been approved by Adolor stockholders. The 2003 Plan provides for awards in the form of incentive stock options and non-qualified stock options (collectively, "stock options") and for DSUs and restricted stock awards (collectively, "stock awards"). In determining the mix of stock options and stock awards, the Committee considers the following factors, discussed in more detail below: the total shares available under the 2003 Plan and the most efficient use of the available shares; Peer Group and Collected Market Data comparisons; and retention and motivation of the NEOs.

        Equity Compensation Awards for 2010.    In September 2010, the independent members of the Board ratified the Committee's award of time-vested DSUs and performance-based DSUs to the NEOs shown in the table below and to the Company's Vice Presidents; all other employees of the Company as of the grant date received time-vested DSUs. The time-vested DSU awards will vest in full on September 10, 2012. The performance-based DSU awards will vest with respect to fifty percent (50%) of the shares at such time as annual net sales of ENTEREG as measured through the year ended December 31, 2012 and as reported in the Company's Form 10-K for the year ended December 31, 2011 or December 31, 2012 (as the case may be) filed with the SEC are equal to or in excess of $40 million. The other fifty percent (50%) of the performance-based DSU award shares shall vest at such time as the Company successfully completes a Phase 2 study in patients suffering from OIC.

        The stock awards granted in September 2010 to the NEOs of the Company are as follows:

	Fiscal Year 2010 Awards
	Time-vested DSUs	Performance-based DSUs
Michael R. Dougherty	262,500	87,500
John M. Limongelli	112,500	37,500
Stephen W. Webster	82,500	27,500
George R. Maurer	82,500	27,500

        In determining the type and level of equity awards granted to the NEOs in September 2010, the Committee put significant emphasis on its desire to retain the current management team in light of the business challenges facing the Company and to align the interests of the NEOs with the Company's stockholders. The time-vested DSU awards that were made to all employees, including the NEOs, were primarily intended to foster retention of the current employees of the Company; the performance-based DSU awards also were intended to foster retention of the NEOs and the other management employees within the Company, but to more closely align the interests of the Company's stockholders with the

NEOs through specified and measurable goals that the Committee believes ultimately will improve the Company's valuation. The Committee considered awarding stock options in lieu of, or in combination with, stock awards, but felt that solely using stock awards in 2010 would be a more effective retention tool. In addition, the Committee considered the total shares available under the 2003 Plan and concluded that, given the limited capacity of the 2003 Plan at that time, stock awards were a more efficient tool. During its deliberations, the Committee considered an analysis prepared by Radford that considered various designs for executive retention programs, historical examples of such programs within the life sciences industry and the appropriate award levels for each NEO in light of the Peer Group and the Collected Market Data and the program design.

        Practices Regarding the Grant of Options.    The Company generally has followed a practice of making all annual stock option grants to its executive officers on a single date each year. For the last several years, at its regularly scheduled meeting usually in December or early January, the Board has ratified the annual option grants made by the Committee. At a meeting prior to the last Board meeting of the year, the Committee approves these annual grants, which are then subject to the ratification by the Board. The dates of the Board and Committee meetings are determined approximately a year in advance based on the Board members availability for a meeting. We do not otherwise have any program, plan or practice to time annual option grants to our executives in coordination with the release of material non-public information. In 2010, the Company did not grant any stock options to its executive officers.

        While the bulk of our stock option awards to NEOs have historically been made pursuant to our annual grant program, the Committee retains the discretion to make additional awards to NEOs at other times, in connection with the initial hiring of a new officer, for retention purposes or otherwise. In 2010, the September award grants of time-vested DSUs and performance-based DSUs were made primarily to encourage retention of the NEOs in light of the Company's financial condition. The Committee generally follows the practice of making awards outside of the annual grants only during a time when our NEOs would be permitted, pursuant to our insider trading policy, to trade in our securities. Other than in this respect, we do not have any program, plan or practice to time equity awards in coordination with the release of material non-public information.

Other Benefits

        401(k) Plan.    Under the Adolor Corporation 401(k) Savings Plan (the "401(k) Plan"), a tax-qualified retirement savings plan, all employees, including our NEOs, may contribute up to 90 percent of regular earnings on a before-tax or after-tax basis into their 401(k) Plan accounts, subject to the limits imposed by the IRS. In addition, under the 401(k) Plan, we may determine to make a matching contribution to a participating employee's account. We have determined to match an amount equal to $0.50 for each dollar contributed by participating employees on the first six percent of their regular earnings, subject to any limitations imposed by the IRS. Because we do not sponsor a defined benefit pension plan, the 401(k) Plan matching contribution allows Adolor to remain competitive with other companies in its industry that provide retirement savings vehicles for their employees. Adolor employees vest in all matching contributions made by the Company under the 401(k) Plan ratably over a four-year period. As of December 31, 2010, approximately 77% of the Company's employees participated in the 401(k) Plan.

        Letter Agreements.    The Company has entered into letter agreements with each NEO that provide for payments and other benefits if the officer's employment is involuntarily terminated by the Company for any reason other than "Cause," death or "Disability," as these terms are defined in the letter agreements. These letter agreements also provide for payments and other benefits upon a qualifying event or circumstances after there has been a "Change in Control" (as defined in the agreements) of the Company. The Committee reviews and approves the terms of each letter agreement prior to execution and believes that the terms contained in these agreements are reasonable and customary for agreements of this type. For additional information regarding the letter agreements, including a definition of key terms and a quantification of benefits that would have been received by our NEOs had termination occurred on December 31, 2010, please see the section entitled "Potential Payments Upon Termination or Change in Control."

        The Committee believes that these letter agreements are an important part of overall compensation for our NEOs. The Committee believes that these agreements will help to secure the continued employment and dedication of our NEOs, notwithstanding any concern that they might have at such time regarding their own continued employment, prior to or following a change in control. The Committee also believes that these agreements are important as a recruitment and retention device, as many of the biotechnology and pharmaceutical companies with which we compete for executive talent have similar agreements in place for their executive officers.

COMPENSATION COMMITTEE REPORT

        The Compensation Committee of the Board of Directors of Adolor Corporation oversees the Company's compensation program on behalf of the Board. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Information Statement. In reliance on the review and discussions referred to above, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Information Statement, which will be filed with the Securities and Exchange Commission.

COMPENSATION COMMITTEE
Paul Goddard, Ph.D. Claude H. Nash, Ph.D. (Chair) Donald Nickelson

        NO PORTION OF THE FOREGOING REPORT SHALL BE DEEMED "SOLICITING MATERIAL" OR INCORPORATED BY REFERENCE INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS INFORMATION STATEMENT EXCEPT TO THE EXTENT THAT ADOLOR SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE. IN ADDITION, THIS REPORT SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

Compensation Committee Interlocks and Insider Participation

        The members of the Compensation Committee are Drs. Goddard and Nash and Mr. Nickelson. There are currently no compensation committee interlocks or insider participation on the Compensation Committee.

EXECUTIVE COMPENSATION TABLES

        The following table summarizes the compensation of the Company's NEOs for the years ended December 31, 2010, 2009 and 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
Michael R. Dougherty	2010	$446,370	—	$283,500	—	$171,904	—	$7,350	$909,124
President & CEO	2009	$453,949	—	$201,000	$404,800	$120,381	—	$7,350	$1,187,480
	2008	$423,942	—	$33,840	$397,600	$151,900	—	$4,600	$1,011,882
Stephen W. Webster(6)	2010	$341,342	—	$89,100	—	$83,654	—	$7,350	$521,446
Senior Vice President, Finance	2009	$347,138	—	$60,300	$133,800	$45,191	—	$7,350	$593,779
& Chief Financial Officer	2008	$156,250	—	—	$437,500	$63,400	—	$3,000	$660,150
John M. Limongelli(6)	2010	$341,342	—	$121,500	—	$83,654	—	$7,350	$553,846
Senior Vice President, General	2009	$347,138	—	$80,400	$163,600	$55,234	—	$7,350	$653,722
Counsel & Secretary	2008	$77,500	—	—	$277,500	$63,400	—	$1,750	$420,150
George R. Maurer(6)	2010	$262,651	—	$89,100	—	$69,006	—	$—	$420,757
Senior Vice President,	2009	$256,424	—	$86,850	$122,000	$39,060	—	$—	$504,334
Technical Operations
Eliseo O. Salinas, MD, MSc(6)	2010	$223,118	—	$—	—	—	—	$4,462	$227,580
Senior Vice President,	2009	$453,949	—	$107,200	$202,400	$109,438	—	$7,350	$880,337
Research & Development &	2008	$228,846	—	—	$556,500	$138,100	—	$3,923	$927,369
Chief Medical Officer

(1)
Amounts in this column would include non-equity guaranteed or discretionary bonuses, hiring bonuses and relocation bonuses. Bonuses awarded under the Company's ICP are reflected in the column entitled "Non-Equity Incentive Plan Compensation."

(2)
The amounts shown in this column represent the aggregate grant date fair value computed in accordance with ASC 718. For information related to stock awards made to the NEOs in 2010, see the 2010 Grants of Plan-Based Awards Table below. For those stock awards made in 2010, 2009 and 2008 that are subject to performance conditions, the amounts shown include the value of the award at the grant date based upon the probable outcome of such condition, which amount is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC 718, excluding the effect of estimated forfeitures. Assuming all performance conditions were achieved, the value of the stock awards is as follows: Mr. Dougherty: $378,000, $271,800 and $33,840 in 2010, 2009 and 2008, respectively; Mr. Webster: $118,800 and $104,550 in 2010 and 2009, respectively; Mr. Limongelli: $162,000 and $124,650 in 2010 and 2009, respectively; Mr. Maurer: $118,800 and $86,850 in 2010 and 2009, respectively; and Dr. Salinas: $178,000 and $141,000 in 2009 and 2008, respectively.

(3)
The amounts shown in this column represent the aggregate grant date fair value computed in accordance with ASC 718. For information related to stock option awards made to the NEOs in 2010, see the 2010 Grants of Plan-Based Awards Table below.

(4)
The amounts shown in this column constitute awards earned in 2010 under the ICP; amounts earned were paid in March 2011.

(5)
For each NEO, amounts in 2010 consist of Company matching contributions to the Company's 401(k) Plan made on behalf of each of the NEOs.

(6)
Messrs. Webster and Limongelli and Dr. Salinas joined the Company on June 23, 2008, September 18, 2008 and June 2, 2008, respectively. Mr. Maurer was appointed as an Executive Officer of the Company on January 6, 2009. Dr. Salinas resigned effective as of July 2, 2010.

2010 Grants of Plan-based Awards Table

        The table below sets forth certain information with respect to plan-based awards granted during the year ended December 31, 2010, to each of the NEOs listed in the Summary Compensation Table above.

		Estimated Possible Payouts Under Non-equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)		Grant Date Fair Value of Stock and Option Awards ($)(3)
							Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Michael R. Dougherty	1/1/2010	$147,347	$245,578	$491,156
	9/9/2010				262,500			$283,500
	9/9/2010				87,500			$0
Stephen W. Webster	1/1/2010	$71,703	$119,506	$239,012
	9/9/2010				82,500			$89,100
	9/9/2010				27,500			$0
John M. Limongelli	1/1/2010	$71,703	$119,506	$239,012
	9/9/2010				112,500			$121,500
	9/9/2010				37,500			$0
George R. Maurer	1/1/2010	$55,205	$92,008	$184,016
	9/9/2010				82,500			$89,100
	9/9/2010				27,500			$0

(1)
Represents the range of possible payments related to 2010 under the ICP. The "Threshold" amount represents payment at the 60% minimum ICP score. For 2010, the following awards were granted to the NEOs under the ICP, all of which are reported as Non-equity Incentive Plan Compensation in the Summary Compensation Table above: Mr. Dougherty: $171,904; Mr. Webster: $83,654; Mr. Limongelli: $83,654; and Mr. Maurer: $69,006.

(2)
Consists of stock unit awards under our 2003 Plan related to 2010 (awarded on September 9, 2010). The time-vested DSU awards (Mr. Dougherty: 262,500; Mr. Webster and Mr. Maurer: 82,500 each; and Mr. Limongelli: 112,500) vest in full on September 10, 2012. The performance-based DSU awards (Mr. Dougherty: 87,500; Mr. Webster and Mr. Maurer: 27,500 each; and Mr. Limongelli: 37,500) will vest with respect to fifty percent (50%) of the shares at such time as annual net sales of ENTEREG as measured through the year ended December 31, 2012 and as reported in the Company's Form 10-K for the year ended December 31, 2011 or December 31, 2012 (as the case may be) filed with the SEC are equal to or in excess of $40 million. The other fifty percent (50%) of the performance-based DSU award shares shall vest at such time as the Company successfully completes a Phase 2 study in patients suffering from OIC.

(3)
Amounts shown for awards are valued based on the aggregate grant date fair value of the awards granted in 2010 determined pursuant to ASC 718. See Note 8 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for a discussion of the assumptions used in calculating the grant date fair value pursuant to ASC 718. For those stock unit awards that are subject to performance conditions, the amounts shown reflect the fair value of the award at the grant date based upon the probable outcome of such condition, which amount is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC 718, excluding the effect of estimated forfeitures. For the awards of 87,500 DSUs, 27,500 DSUs, 37,500 DSUs and 27,500 DSUs to Messrs. Dougherty, Webster, Limongelli and Maurer, respectively, the fair value of the award at the grant date was determined to be $0.

Narrative to Summary Compensation and Grants of Plan-based Awards Tables

Salary

        We have employment agreements with each of our NEOs. For a more complete description of these agreements, please see the section of this Information Statement entitled "Potential Payments Upon Termination or Change in Control."

        Base salaries for each NEO are reviewed and approved on at least an annual basis by the Compensation Committee. In December 2010, the Compensation Committee approved the following salaries for 2011: Mr. Dougherty $457,668; Mr. Webster $349,981; Mr. Limongelli $349,981; and Mr. Maurer $285,000. These amounts are not reflected in the summary compensation table above.

Awards

        The Compensation Committee approved the ICP, which provided our NEOs with the opportunity to earn a cash incentive award if certain pre-established objectives were attained. For 2010, each NEO earned a bonus amount that was at a level equal to approximately 70% of the target bonus levels approved by the Board, except for Mr. Maurer, who received approximately 75% of his target bonus level. The bonus amounts earned by the NEOs are reported as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table above.

        2008 Equity Awards:    On January 4, 2008, Mr. Dougherty received a grant of 120,000 stock options, as well as a performance-based stock option award, the amount of which was to be determined by reference to the date by which the Company secured U.S. Food and Drug Administration ("FDA") approval of ENTEREG. The performance-based stock option became subject to vesting on May 20, 2008 upon FDA approval of ENTEREG and will vest over three years following May 20, 2008 at the rate of 1/36th of the shares subject to the option per month. The stock options expire on January 4, 2018. Mr. Dougherty also received a grant of performance-based DSUs on January 4, 2008 under the Company's 2003 Plan. The amount of the award and the vesting of such award were determined by reference to the date on which the FDA approved ENTEREG for the treatment of postoperative ileus. Under the terms of the award, Mr. Dougherty received 8,000 shares of common stock following FDA approval of ENTEREG in May 2008.

        Upon the commencement of their employment with the Company in 2008, Messrs. Webster and Limongelli and Dr. Salinas received grants of 125,000, 125,000 and 150,000 stock options, respectively, with per share exercise prices of $5.32, $3.39 and $5.64, respectively. Dr. Salinas also received a performance-based DSU award for 25,000 shares that vest as follows: (i) 12,500 shares on initiation of the first pivotal Phase 3 study for a product candidate (other than alvimopan or any combination product containing alvimopan) for the Company during his employment as Chief Medical Officer and (ii) 12,500 shares on the filing under his direction of an Investigational New Drug Application ("IND") with the FDA for a product candidate that was not a current IND development target at the time he joined the Company. In May 2010, Dr. Salinas vested in 12,500 shares following the filing of an IND related to ADL6906 (beloxepin). Dr. Salinas resigned from the Company, effective as of July 2, 2010.

        2009 Equity Awards:    In January 2009, Messrs. Dougherty, Webster, Limongelli and Maurer and Dr. Salinas received stock options of 160,000, 60,000, 70,000, 50,000 and 80,000, respectively, that vest over four years at the rate of 1/48th of the shares subject to the option per month (assuming continued employment), expire ten years after the grant date and have a per share exercise price of $1.77. Messrs. Dougherty, Webster and Limongelli and Dr. Salinas also received performance-based DSUs of 40,000, 25,000, 25,000 and 40,000, respectively, that would have vested in full at such time as the quarterly net sales of ENTEREG as measured through the quarterly period ending June 30, 2010 and as reported in the Company's Form 10-Q and/or Form 10-K (as the case may be) filed with the SEC are equal to or in excess of $12.5 million for two consecutive fiscal quarterly periods. As this performance condition was not met, these awards expired without vesting in 2010. Mr. Maurer received a time-vested DSU award of 15,000 shares that vests 25% per year over four years, the first vesting of which occurred on January 6, 2010.

        In December 2009, Messrs. Dougherty, Webster, Limongelli and Maurer and Dr. Salinas received stock options of 240,000, 70,000, 90,000, 70,000 and 120,000, respectively, that vest 25% per year over four years beginning one year after the date of grant, expire ten years after the grant date and have a per share exercise price of $1.34. Messrs. Dougherty, Webster, Limongelli and Maurer and Dr. Salinas also received time-vested DSUs of 150,000, 45,000, 60,000, 45,000 and 80,000, respectively. The DSU awards vest 40% on December 15, 2011 and 60% on December 15, 2013.

        2010 Equity Awards:    In September 2010, Messrs. Dougherty, Webster, Limongelli and Maurer received time-vesting DSUs of 262,500, 82,500, 112,500 and 82,500, respectively, that vest in full on September 10, 2012. Messrs. Dougherty, Webster, Limongelli and Maurer also received performance-based DSUs of 87,500, 27,500, 37,500 and 27,500, respectively. These performance-based DSU awards will vest with respect to fifty percent (50%) of the shares at such time as annual net sales of ENTEREG as measured through the year ended December 31, 2012 and as reported in the Company's Form 10-K for the year ended December 31, 2011 or December 31, 2012 (as the case may be) filed with the SEC are equal to or in excess of $40 million. The other fifty percent (50%) of the performance-based DSU award shares vested when the Company successfully completed the Phase 2 study in patients suffering from OIC.

Salary and Bonus in Proportion to Total Compensation

        For 2010, approximately 68% of our CEO's total compensation was delivered in the form of base salary and incentive bonus; for the other NEOs employed by the Company at year-end, the percentages ranged from approximately 77% to 82% of total compensation. As noted in the "Compensation Discussion and Analysis," we believe that our current compensation program aligns the interests of our NEOs with the interests of our stockholders, while also permitting the Compensation Committee to incentivize the NEOs to pursue specific performance goals. Please see the section of this Information Statement entitled "Compensation Discussion and Analysis" for a description of our compensation program and overall compensation philosophy.

Outstanding Equity Awards at Fiscal Year-End 2010

							Stock Awards
	Option Awards										Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)
										Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date(2)	Number of Shares or Units of Stock that Have Not Vested		Market Value of Shares or Units of Stock that Have Not Vested ($)(3)
Michael R. Dougherty	100,000		—	—	$14.55	11/04/2012
	5,000		—	—	13.15	1/9/2013
	20,000		—	—	18.86	10/27/2013
	50,000		—	—	20.49	1/6/2014
	65,000		—	—	9.78	1/6/2015
	100,000		—	—	14.71	1/6/2016
	400,000		—	—	8.24	12/14/2016	37,500	(4)	$45,375
	93,437		21,563	—	3.72	9/17/2017
	20,000	(5)	—	—	4.23	1/4/2018
	87,499		32,501	—	4.23	1/4/2018
	76,666		83,334	—	1.77	1/6/2019
	60,000		180,000	—	1.34	12/15/2019	150,000	(6)	$181,500
	—		—	—	—	—	262,500	(8)	$317,625
	—		—	—	—	—	87,500	(9)	$105,875
Stephen W. Webster	78,124		46,876	—	$5.32	6/23/2018
	28,749		31,251	—	1.77	1/6/2019
	17,500		52,500	—	1.34	12/15/2019	45,000	(6)	$54,450
	—		—	—	—	—	82,500	(8)	$99,825
	—		—	—	—	—	27,500	(9)	$33,275
John M. Limongelli.	70,312		54,688	—	$3.39	9/18/2018
	33,541		36,459	—	1.77	1/6/2019
	22,500		67,500	—	1.34	12/15/2019	60,000	(6)	$72,600
	—		—	—	—	—	112,500	(8)	$136,125
	—		—	—	—	—	37,500	(9)	$45,375
George R. Maurer	9,000		—	—	$14.82	11/11/2012
	729		—	—	13.24	1/17/2013
	8,500		—	—	22.24	1/12/2014
	4,035		—	—	11.54	9/20/2014
	3,812		—	—	9.78	1/6/2015
	25,000		—	—	10.30	4/13/2015
	35,000		—	—	14.71	1/6/2016
	44,062		938	—	7.54	1/4/2017
	21,874		3,126	—	3.83	6/13/2017
	25,520		9,480	—	4.23	1/4/2018
	23.958		26,042	—	1.77	1/6/2019	11,250	(7)	$13,613
	17,500		52,500	—	1.34	12/15/2019	45,000	(6)	$54,450
	—		—	—	—	—	82,500	(8)	$99,825
	—		—	—	—	—	27,500	(9)	$33,275

(1)
All stock options granted prior to December 15, 2009 vest over four years at the rate of 1/48th of the shares subject to the option per month. All stock options granted on or after December 15, 2009 vest annually in equal parts of 1/4th of the grant amount beginning one year after the date of grant.

(2)
The stock option grant date for each award listed is ten years prior to the respective option expiration date.

(3)
Calculated as the number of unvested shares multiplied by the closing price of our Common Stock on December 31, 2010 of $1.21.

(4)
These shares of restricted stock vest on the earlier of the date that the FDA approves for commercial sale an NDA for alvimopan for use in opioid bowel dysfunction or a change in control of the Company as defined in the Plan.

(5)
This performance-based stock option was granted January 4, 2008, subject to an initial vesting event that occurred on the date the alvimopan NDA was approved for use in postoperative ileus (May 20, 2008). The options vest in equal parts 1/36th of the total per month beginning one month after date of initial vesting.

(6)
Time-vested DSU awards that vest 40% on December 15, 2011 and 60% on December 15, 2013.

(7)
Time-vested DSU award that vests 25% per year over four years with the first vesting to occur on January 6, 2010.

(8)
Time-vested DSU awards that vest in full on September 10, 2012.

(9)
Performance-based DSU awards that vest 50% at such time as annual net sales of ENTEREG as measured through the year ended December 31, 2012 and as reported in the Company's Form 10-K for the year ended December 31, 2011 or December 31, 2012 (as the case may be) filed with the SEC are equal to or in excess of $40 million. 50% of these performance-based DSU awards vested when the Company successfully completed a Phase 2 study in patients suffering from OIC. The terms of the award do not provide for the right to vote or receive dividends or other distributions in respect of our Common Stock prior to the lapse of the restrictions.

 Option Exercises and Stock Vested in 2010

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Michael R. Dougherty.	—	—	—	—
Stephen W. Webster	—	—	—	—
John M. Limongelli	—	—	—	—
George R. Maurer	—	—	3,750	$5,700
Eliseo O. Salinas, M.D., MSc.	—	—	12,500	$19,625

(1)
For Mr. Maurer, represents the vesting on January 6, 2010, of a time-vested DSU award originally granted in January 2009; for Dr. Salinas, represents the vesting on May 24, 2010, of a performance-based DSU award upon the filing under his direction of an IND application with the FDA for a product candidate that was not a current IND development target at the time he joined the Company.

(2)
Calculated as the number of vested shares multiplied by the closing price of our common stock on January 6, 2010 ($1.52) and May 24, 2010 ($1.57), respectively.

 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

        We have entered into letter agreements with each of our NEOs that provide for compensation and benefits in the event that the NEO's employment with us is terminated, including terminations in connection with a Change in Control (as described below) of Adolor. To be covered by the letter agreements, an NEO must be either terminated by the Company "without cause" or the NEO must terminate his employment for "good reason." A termination by the Company of an NEO for "cause" would not trigger any liability to an NEO under his respective letter agreement. The letter agreements define "cause" as:

  •
  a conviction of a felony;

  •
  an intentional act of fraud, embezzlement or theft in the course of his employment with the Company;

  •
  a willful and deliberate failure to perform his duties in any material respect; or

  •
  engagement in gross negligence in the course of his employment with the Company.

        For an act to be considered "intentional" or "gross negligence," an NEO must act in bad faith and without reasonable belief that the act or omission was in the best interest of the Company.

        Under the agreements, "good reason" will exist if, without the NEO's written consent:

  •
  the NEO is assigned any duties or responsibilities inconsistent with the scope of the duties and responsibilities associated with the NEO's title or position;

  •
  the NEO suffers a material change in the duties, responsibilities, reporting rights or obligations, or effective authority associated with that NEO's title and position as set out in the letter agreement;

  •
  the NEO's base salary is decreased by the Company, or the NEO's benefits under any of the Company's plans or programs are in aggregate materially decreased;

  •
  we fail to pay the NEO's compensation, employee benefits or reimbursements when due; or

  •
  there is in connection with a Change of Control a relocation of the NEO's place of employment by more than fifty miles from the NEO's then-current principal office.

        Any of the following situations would constitute a "Change of Control" under the letter agreements:

  •
  the consummation of a merger or consolidation of the Company in which the stockholders of the Company immediately prior to such merger or consolidation would not, immediately after such merger or consolidation, beneficially own fifty percent or more of the combined voting power of the acquiring company;

  •
  the stockholders of the Company approve a plan of complete liquidation or dissolution of the company; or

  •
  the sale or disposition by the Company of all or substantially all of the Company's assets, subject to certain limited exceptions.

        In the case of a termination due to death of an NEO, an NEO's estate will be entitled to receive the continuation of the NEO's base salary through the end of the month in which the NEO's death occurs and a pro-rated bonus payment for the year of death (based on the bonus paid in the preceding calendar year). The estate also will receive any benefits available under any program (including life insurance) maintained by the Company that cover the NEO.

        The letter agreements are intended to comply with the requirements of Section 409A of the Code, which generally provides that any payments required to be made under the letter agreements would be delayed for a period of six months following the termination of employment.

Payment Obligations under Executive Letter Agreements upon Termination of Employment of a Named Executive Officer

        The following table sets forth our lump-sum payment obligations under the letter agreements upon a termination of the employment of our NEOs under various scenarios. The table assumes termination on November 4, 2011 and payment of such termination obligations as provided for in the letter agreements.

		Prior to Change in Control(1)		After or in Connection with Change of Control(2)
Name	Benefit(3)	Agreement Provision	Dollar Value of Benefit	Agreement Provision	Dollar Value of Benefit
Michael R. Dougherty	Severance—Base Salary(4)	1x base salary	$457,668	1x base salary	$457,668
	Severance—Bonus(4)	1x bonus paid for performance during prior calendar year	171,904	1x bonus paid for performance during prior calendar year	171,904
	Stock Options/Awards(5)	n/a	—	Unvested awards immediately vest; exercise period may be extended up to one year beyond termination date	2,746,341
	Benefits(6)	Coverage for 12 months	25,584	Coverage for 12 months	25,584
	Outplacement Services(7)	Coverage for 12 months	25,000	Coverage for 12 months	25,000

		Total	$680,156	Total	$3,426,497

Stephen W. Webster	Severance—Base Salary(4)	1x base salary	$349,981	1x base salary	$349,981
	Severance—Bonus(4)	1x bonus paid for performance during prior calendar year	83,654	1x bonus paid for performance during prior calendar year	83,654
	Stock Options/Awards(5)	n/a	—	Unvested awards immediately vest	799,590
	Benefits(6)	Coverage for 12 months	25,584	Coverage for 12 months	25,584
	Outplacement Services(7)	Coverage for 12 months	25,000	Coverage for 12 months	25,000

		Total	$484,219	Total	$1,283,809

		Prior to Change in Control(1)		After or in Connection with Change of Control(2)
Name	Benefit(3)	Agreement Provision	Dollar Value of Benefit	Agreement Provision	Dollar Value of Benefit
John M. Limongelli	Severance—Base Salary (4)	1x base salary	$349,981	1x base salary	$349,981
	Severance—Bonus(4)	1x bonus paid for performance during prior calendar year	83,654	1x bonus paid for performance during prior calendar year	83,654
	Stock Options/Awards(5)	n/a	—	Unvested awards immediately vest	1,088,126
	Benefits(6)	Coverage for 12 months	25,584	Coverage for 12 months	25,584
	Outplacement Services(7)	Coverage for 12 months	25,000	Coverage for 12 months	25,000

		Total	$484,219	Total	$1,572,345

George R. Maurer	Severance—Base Salary(4)	1x base salary	$285,000	1x base salary	$285,000
	Severance—Bonus(4)	1x bonus paid for performance during prior calendar year	69,006	1x bonus paid for performance during prior calendar year	69,006
	Stock Options/Awards(5)	n/a	—	Unvested awards immediately vest	823,744
	Benefits(6)	Coverage for 12 months	19,611	Coverage for 12 months	19,611
	Outplacement Services(7)	Coverage for 12 months	25,000	Coverage for 12 months	25,000

		Total	$398,617	Total	$1,222,361

(1)
For termination more than 90 days prior to a Change in Control, an NEO is entitled to benefits under their respective letter agreement if his employment is terminated at any time (i) by him for good reason following 15 days written notice to the Company or (ii) by the Company without cause.

(2)
For termination after or in connection with a Change in Control, an NEO is entitled to benefits under his respective letter agreement if the NEO is terminated at any time during the 90 days before or the first twelve months following such change of control (i) by him for good reason following 15 days written notice to the Company or (ii) by the Company without cause.

(3)
The Company will not pay benefits to an NEO under his respective letter agreement if the NEO is terminated for cause by the Company.

(4)
The payment due to an NEO is equal to one times the NEO's then-current base salary and one times the NEO's bonus paid for his performance during the preceding calendar year.

(5)
For termination after or in connection with a Change in Control, all unvested stock options, restricted stock awards and DSUs held by an NEO vest immediately. The Merger described in this Schedule 14D-9 will constitute a Change in Control. Pursuant to the Merger Agreement, each NEO will receive $4.25 (the Closing Amount) and one CPR for each share constituting or underlying the NEO's Company Restricted Shares, DSUs and Company Options with an exercise price less than or equal to $4.25 per share that the NEO exercises prior to the Effective Time. As of November 4, 2011, the NEOs held the following Company Options with an exercise price less than or equal to $4.25 per share: Mr. Dougherty, 235,002 options; Mr. Webster, 71,251 options; Mr. Limongelli, 118,022 options; and Mr. Maurer, 69,585 options. The amounts set forth in this table assume that the NEOs exercised each such Company Option and received the Closing Amount net of the exercise price as follows: Mr. Dougherty, $647,903; Mr. Webster, $199,277; Mr. Limongelli, $275,313; and Mr. Maurer, $191,557. As of November 4, 2011, the NEOs

  held the following shares of time-vested and performance-vested stock award units that would vest immediately upon a Change of Control and are included in this column at a price of $4.25 per share (the Closing Amount): Mr. Dougherty, 493,750 shares; Mr. Webster, 141,250 shares; Mr. Limongelli, 191,250 shares; and Mr. Maurer, 148,750 shares. For purposes of this table, it is assumed that no amounts are paid with respect to the CPRs received in connection with such Shares. The maximum amount that could be paid out on each CPR is $4.50. Assuming each NEO received one CPR for each Share for which they received the Closing Amount in respect of Company Options, restricted stock awards and DSUs, the maximum amount payable to each NEO on such CPRs would be as follows: Mr. Dougherty, $3,279,384; Mr. Webster, $956,255; Mr. Limongelli, $1,391,724; and Mr. Maurer, $982,508.

(6)
Under the letter agreements, medical, dental and life insurance coverage is provided to the NEO and his/her spouse and dependents for a period of 12 months. Values reported in the table reflect the projected value based on premium equivalent rates for continued medical and dental coverage for each NEO.

(7)
While outplacement services are not specifically provided for in the letter agreements, the Company has a practice of providing twelve months of this benefit to executive officers whose employment has been terminated.

 NON-EMPLOYEE DIRECTOR COMPENSATION

        The Company compensates its non-employee directors through a mix of cash compensation and stock option grants. The elements of the non-employee directors' compensation during 2010 were as follows:

2010 Non-Employee Director Compensation

Annual Retainers/Meeting Fees:
• Board Service Annual Retainer ($15,000 cash, paid quarterly; $5,000 paid in the form of a grant of DSUs)	$20,000
• In-person or Telephonic Board Meeting Fees	$2,000/mtg.
• Committee Service Fees
• Audit Committee Chair Annual Retainer ($5,000 cash, paid quarterly; $4,000 in a grant of DSUs)	$9,000
• Compensation and Nominating Committee Chair Annual Retainers ($2,500 cash, paid quarterly; $2,500 in a grant of DSUs)	$5,000
• Non-chair Committee Member Fees (paid in cash, quarterly)	$2,500
• Chairman of the Board Annual Retainer (paid in a grant of DSUs)	$13,500
Stock Option Compensation:
• Initial Grant (upon first election or appointment to Board)	25,000 shares
• Annual Grant (upon the date of the Annual Meeting)	20,000 shares

        The initial grant of 25,000 stock options to a non-employee director is made at the time of the earlier to occur of such director's appointment as a director by the Board or first election to the Board by stockholders. This initial award vests over a three-year period, with 33.3% becoming exercisable on each anniversary of the grant date. Upon the date of re-election to the Board at the Annual Meeting, a non-employee director will receive an annual grant of 20,000 stock options that vest in full on the first anniversary of the date of grant. The Board of Directors also may grant options to non-employee directors in addition to the automatic grants described above. Stock options granted to non-employee directors have a ten-year term and are granted with an exercise price equal to the fair market value of our Common Stock on the date of grant. On May 18, 2010, each non-employee director received an annual grant of stock options to purchase 20,000 shares of Common Stock at an exercise price of $1.60 per share, which will become fully exercisable as of May 18, 2011.

        The Company also reimburses directors for travel expenses incurred in connection with attending Board, committee and stockholder meetings and for other Company business-related expenses. The Company does not provide retirement benefits or other perquisites to non-employee directors under any current program. Mr. Dougherty receives no remuneration for his service as a director.

        In February 2011, the Board approved certain changes to non-employee director compensation that will be effective following this Annual Meeting. The elements of the non-employee directors' compensation, effective as of May 17, 2011, are as follows:

2011 Non-Employee Director Compensation (effective as of May 17, 2011)

Annual Retainers/Meeting Fees:
• Board Service Annual Retainer	$25,000
• In-person or Telephonic Board Meeting Fees	$2,000/mtg.
• Committee Chair Service Fees
• Audit Committee Chair Annual Retainer	$11,000
• Compensation Committee Chair Annual Retainer	$10,000
• Governance & Nominating Committee Chair Annual Retainer	$5,000
• Committee Member Service Fees (Non-chair)
• Audit Committee Member	$7,500
• Compensation Committee Member	$6,500
• Governance & Nominating Committee Member	$2,500
• Chairman of the Board Annual Retainer	$23,500
Stock Option Compensation:
• Initial Grant (upon first election or appointment to Board)	45,000 shares
• Annual Grant (upon the date of the Annual Meeting)	30,000 shares

        The initial grant of 45,000 stock options to a non-employee director is made at the time of the earlier to occur of such director's appointment as a director by the Board or first election to the Board by stockholders. This initial award vests over a three-year period, with 33.3% becoming exercisable on each anniversary of the grant date. At the Annual Meeting, each non-employee director who will continue to serve as such will receive an annual grant of 30,000 stock options that vest in full on the first anniversary of the date of grant. Stock options granted to non-employee directors have a ten-year term and are granted with an exercise price equal to the fair market value of our Common Stock on the date of grant. The Board of Directors also may grant options to non-employee directors in addition to the automatic grants described above.

2010 Non-employee Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Armando Anido	$33,500	$7,500	$20,800	—	—	—	$61,800
Georges Gemayel, Ph.D	$38,000	$5,000	$20,800	—	—	—	$63,800
Paul Goddard, Ph.D.	$35,500	$5,000	$20,800	—	—	—	$61,300
George V. Hager, Jr.	$38,000	$9,000	$20,800	—	—	—	$67,800
David M. Madden.	$33,000	$18,500	$20,800	—	—	—	$72,300
Guido Magni, M.D., Ph.D.	$33,500	$5,000	$20,800	—	—	—	$59,300
Claude H. Nash, Ph.D.	$35,500	$7,500	$20,800	—	—	—	$63,800
Donald Nickelson.	$30,000	$5,000	$20,800	—	—	—	$55,800

(1)
Consists of the cash portion of the amounts described above under "Annual Retainers/Meeting Fees."

(2)
The amounts in this column reflect the aggregate grant date fair value computed in accordance with ASC 718. In 2010, each of the above directors received an award of 2,958 shares of Company Common Stock with a grant date fair value of $5,000, as computed in accordance with ASC 718. In addition, the Chairman of each of the Compensation Committee and Governance and Nominating Committee received an award of 1,479 shares of Company Common Stock with a grant date fair value of $2,500, the Chairman of the Audit Committee received an award of 2,366 shares of Company Common Stock with a grant date fair value of $4,000, and the non-executive chairman of the Board of Directors received an award of 7,988 shares of Company Common Stock with a grant date fair value of $13,500. These amounts represent Common Stock awards that were granted in 2010.

(3)
The amounts in this column reflect the aggregate grant date fair value computed in accordance with ASC 718. The grant date fair value of the stock options to purchase 20,000 shares of Common Stock that were awarded to each director in May 2010 each computed in accordance with ASC 718, is $20,800. On December 31, 2010, the aggregate number of stock option awards outstanding for each director was as follows: Mr. Anido, 170,000; Dr. Gemayel, 135,000; Dr. Goddard, 194,000; Mr. Hager, 170,000; Mr. Madden, 315,000; Dr. Magni, 95,000; Dr. Nash, 194,000; and Mr. Nickelson, 170,000.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that each director and executive officer of the Company, and any other person who owns more than ten percent of the Company's Common Stock, file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock of the Company. Such directors, executive officers and greater-than-ten-percent stockholders are required by regulation to furnish the Company with copies of such reports. To the knowledge of the Company, based solely upon its review of reports furnished to it, as well as written representations from its directors and executive officers to the effect that no other such reports were required to be filed, each covered person met all fiscal 2010 Section 16(a) filing requirements.

 REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

        The Audit Committee of the Company's Board of Directors is composed of three independent directors and operates under a written charter adopted by the Board that is designed to comply with rules adopted by NASDAQ Global and the SEC. A copy of the written charter is available on the Investor Insights section of the Company's website (www.adolor.com) by selecting "Corporate Governance." The current members of the Audit Committee are Dr. Gemayel, Mr. Hager (chair) and Mr. Nickelson.

        Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. The Company's independent registered public accountants are responsible for performing an independent audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes, including the selection of the Company's independent registered public accountants.

        The functions performed by the Audit Committee are not intended to duplicate or to certify the activities of management and the independent registered public accountants, nor can the Audit Committee certify that the independent registered public accountants are "independent" under applicable rules. The Audit Committee serves a Board-level oversight role, in which it provides advice, counsel and direction to management and the independent registered public accountants on the basis of the information it receives, its discussions with management and the independent registered public accountants and the experience of the Committee's members in business, financial and accounting matters.

        In this context, the Audit Committee met and held discussions periodically in 2010 with management and the independent registered public accountants, including meetings with the independent registered public accountants during which management was not present. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the financial statements with management and the independent registered public accountants. The Audit Committee discussed with the independent registered public accountants matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

        The Company's independent registered public accountants also provided to the Audit Committee the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the communications of the independent registered public accountants with the Audit Committee concerning independence, and the Audit Committee discussed with the independent registered public accountants that firm's independence.

        Based upon the Audit Committee's discussion with management and the independent registered public accountants and the Audit Committee's review of the representations of management and the report of the independent registered public accountants to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC.

        NO PORTION OF THE FOREGOING REPORT SHALL BE DEEMED "SOLICITING MATERIAL" OR INCORPORATED BY REFERENCE INTO ANY FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THIS INFORMATION STATEMENT EXCEPT TO THE EXTENT THAT ADOLOR SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE. IN ADDITION, THIS REPORT SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Under its charter, the Audit Committee is responsible for reviewing and approving all related-party transactions that would require disclosure under SEC rules. Under these rules and the Company's policy, a "related-party transaction" is a transaction in which the Company participates and in which a related party has a direct or indirect material financial interest, other than transactions involving less than $120,000 in any calendar year. In determining whether to approve or ratify a related party transaction, the Audit Committee will take into account whether the transaction is on terms no less favorable to the Company than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction, as well as any other factors the Audit Committee deems appropriate. During 2010, there were no related-party transactions that were required to be approved by the Audit Committee or disclosed in this Information Statement.

 PARENT DESIGNEES TO THE BOARD

Information with respect to the Designees

        As of the date of this Information Statement, Parent has not determined who will be its designees to the Board. However, the designees will be selected from the list of potential designees provided below (the "Potential Designees"). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Purchaser has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

        The following sets forth information with respect to the Potential Designees (including, as of November 7, 2011, age, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o Cubist Pharmaceuticals, Inc. 65 Hayden Avenue, Lexington, Massachusetts 02421.

        Michael W. Bonney (53) has served as Parent's President and Chief Executive Officer and as a member of the Board of Directors of Parent since June 2003. From January 2002 to June 2003, he served as Parent's President and Chief Operating Officer. Mr. Bonney is a director of NPS Pharmaceuticals, Inc. and is the Chair of the Bates College Board of Trustees. Mr. Bonney is also a board member of the Pharmaceutical Research and Manufacturers of America (PhRMA).

        Robert J. Perez, MBA (47) has served as Parent's Executive Vice President and Chief Operating Officer since August 2007. Prior to this, he was Parent's Senior Vice President, Commercial Operations from July 2004 to August 2007. From August 2003 to July 2004, he served as Parent's Senior Vice President, Sales and Marketing. Mr. Perez is a director of AMAG Pharmaceuticals, Inc.

        Steven C. Gilman, Ph.D. (58) has served as Parent's Executive Vice President, Research & Development and Chief Scientific Officer since September 2010. Prior to this, he served as Parent's Senior Vice President, Discovery & Nonclinical Development and Chief Scientific Officer from February 2008 to September 2010. From April 2007 until February 2008, Dr. Gilman served as Chairman of the Board of Directors and Chief Executive Officer of ActivBiotics. From 2004 to April 2007, he served as President, Chief Executive Officer, and a member of the Board of Directors of ActivBiotics. Dr. Gilman serves on the boards of directors of the Massachusetts Biotechnology Association and Inhibikase Therapeutics (a privately held biotechnology company), and serves on the Pennsylvania State University Biotechnology Advisory Board.

        Tamara L. Joseph, J.D. (49) has served as Parent's Senior Vice President, General Counsel and Secretary since May 2008. Ms. Joseph was Executive Vice President, General Counsel and Company Secretary of Mayne Pharma Ltd. from July 2006 until joining Parent. Previously, Ms. Joseph was Vice President, General Counsel and Secretary, at Transkaryotic Therapies, Inc. from 2005 to 2006, and before that, Ms. Joseph worked at Biogen Idec from 1998 to 2005, based in Paris, France, where she established and then had overall responsibility for the international legal and public affairs functions of Biogen Idec's international operations, serving as Vice President, International, Legal, from March 2002 until she left Biogen Idec in 2005.

        David W.J. McGirr, MBA (57) has served as Parent's Senior Vice President and Chief Financial Officer since November 2002. He also served as Parent's Treasurer from November 2002 until January 2003. Mr. McGirr served as Chief Operating Officer of Hippo Inc., or Hippo, from October 1999 to October 2002 and as President of Hippo over an approximately two-year period during that time, ending in October 2002. Mr. McGirr also served as a director of Hippo from October 1999 until October 2003. In December 2003, Hippo liquidated under Chapter 7 of the Federal bankruptcy laws.

        Gregory Stea (53) has served as Parent's Senior Vice President, Commercial Operations since February 2009. Prior to this, he served as Parent's Vice President, Sales and Marketing from September 2007 to February 2009. Previously, Mr. Stea served as Parent's Vice President, Sales, from July 2005 to August 2007, and Parent's Executive Director, Sales, from August 2002 to June 2005.

        Santosh Vetticaden, Ph.D., M.D. (52) has served as Parent's Senior Vice President, Chief Medical and Development Officer since September 2010. Prior to this, he was Parent's Senior Vice President, Clinical Development and Chief Medical Officer from December 2008 to September 2010. Dr. Vetticaden served as a consultant from August 2008 until joining Parent. From February 2007 to August 2008, he was Senior Vice President and Chief Medical Officer at Maxygen, Inc. Previously, from April 2003 to February 2007, Dr. Vetticaden was Vice President, Clinical Research, at Scios, Inc., a subsidiary of Johnson & Johnson, and was responsible for all development for Phase 1 through Phase 4 trials.

 Annex II

October 23, 2011

Board of Directors
Adolor Corporation
700 Pennsylvania Drive
Exton, PA 19341

Gentlemen:

        Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus" or "we") has been advised that Adolor Corporation (the "Company") is considering entering into an Agreement and Plan of Merger (the "Agreement") with Cubist Pharmaceuticals, Inc. (the "Acquiror") pursuant to which the Acquiror, through a wholly-owned subsidiary formed for such purpose ("Merger Sub"), shall commence a tender offer (the "Offer") for any and all of the issued and outstanding common stock, par value $0.0001 per share, of the Company ("Common Stock") followed by a merger of Merger Sub with and into the Company (the "Merger," and collectively with the Offer, the "Transaction"), pursuant to which the Company would become a wholly-owned subsidiary of the Acquiror. In connection with the Transaction, each stockholder of the Company would receive for each share of Common Stock held by such stockholder (i) $4.25 in cash, plus (ii) one contingent payment right pursuant to which the holder may be entitled to receive up to an additional $4.50 in cash subject to the fulfillment of certain conditions and/or the attainment of certain milestones (the "CPRs," and collectively with the $4.25 cash payment, the "Consideration"). The Transaction is more fully described in the Agreement, and the CPRs are more fully described in the form of Contingent Payment Rights Agreement to be entered into between the Acquiror and a Rights Agent to be determined (the "CPR Agreement").

        Stifel Nicolaus, as a part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company and the Acquiror for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        You have requested Stifel Nicolaus' opinion, as investment bankers, as to the fairness, from a financial point of view, to the common stockholders of the Company of the Consideration to be received by such stockholders in connection with the Transaction (the "Opinion").

        In connection with rendering our Opinion, we have, among other things:

  i)
  reviewed the draft of the Agreement, dated October 23, 2011, which is the last draft made available to Stifel Nicolaus;

  ii)
  Reviewed the draft of the CPR Agreement, dated October 18, 2011, which is the last draft made available to Stifel Nicolaus;

  iii)
  reviewed and analyzed certain publicly available financial and other information for the Company, including equity research and certain relevant financial and operating data furnished to Stifel Nicolaus by the management of the Company;

  iv)
  reviewed and analyzed certain internal financial analyses, financial projections, reports and other information concerning the Company prepared by the management of the Company, including projections for the Company provided by the management of the Company (the "Company Projections");

  v)
  discussed with certain members of the management of the Company the historical and current business operations, financial condition and prospects of the Company and such other matters Stifel Nicolaus deemed relevant;

  vi)
  reviewed and analyzed certain operating results and the reported price and trading histories of the Company as compared to operating results and the reported price and trading histories of certain publicly traded companies Stifel Nicolaus deemed relevant;

  vii)
  reviewed and analyzed certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations Stifel Nicolaus deemed relevant;

  viii)
  reviewed and analyzed, based on the Company Projections, the cash flows generated by the Company on a stand-alone basis to determine the present value of the Company's discounted cash flows;

  ix)
  performed, reviewed and analyzed a sum-of-the-parts analysis, based on the Company Projections; and

  x)
  reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Stifel Nicolaus deemed relevant for the purposes of our Opinion. In addition, we took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our general knowledge of the industry in which the Company operates.

        In conducting our review and rendering our Opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was made available, supplied, or otherwise communicated to Stifel Nicolaus by or on behalf of the Company, or that was otherwise reviewed by Stifel Nicolaus, including, without limitation, publicly available information, and have not assumed any responsibility for independently verifying any of such information. We have further relied upon the assurances of the managements of the Company that they are unaware of any facts that would make such information incomplete or misleading. To the extent such information includes estimates, forecasts or projections of future financial performance, prepared by or reviewed with management of the Company or obtained from public sources (including the Company Projections), Stifel Nicolaus has relied upon the statements of the Company's management that such estimates, forecasts and projections (and the assumptions and bases therefor) are reasonable and has assumed that such estimates, forecasts and projections represent the best available estimates, forecasts and projections and, with respect to estimates, forecasts and projections prepared by management of the Company, have been prepared in good faith on assumptions which, in light of the circumstances under which they were made, are reasonable, as has been represented and warranted by the Company or, with respect to estimates, forecasts and projections obtained from public sources, represent reasonable estimates, forecasts and projections. Such estimates, forecasts and projections were not prepared with the expectation of public disclosure and are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in estimates, forecasts and projections. We have relied on these estimates, forecasts and projections without independent verification or analyses and do not in any respect assume any responsibility for the accuracy or completeness thereof. We have relied upon, without independent verification, the assessment of the Company's management as to the existing products and services of the Company and viability of, and risks associated with, the future products and services of the Company. We express no opinion as to the Company Projections or any other estimates, forecasts and assumptions or the assumptions on which they were made.

        We have not been requested to make, nor have we made or assumed the obligation to make, any independent evaluations, physical inspections, valuations or appraisals of the properties, facilities, assets or liabilities of the Company, nor have we been furnished with such materials. Stifel Nicolaus assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are set forth in its financial statements or were disclosed to us by the Company's management. Stifel Nicolaus has assumed that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent relevant financial statements made available to Stifel Nicolaus. With respect to all legal matters relating to the Company, the Acquiror and the Transaction, we have relied on the advice of legal counsel to the Company.

        Our Opinion is limited to whether the Consideration to be received by the common stockholders of the Company in connection with the Transaction is, as of the date hereof, fair to such stockholders, from a financial point of view. We express no view as to any other aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction, or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Without limiting the generality of the foregoing, our Opinion does not address: (i) any legal, tax or accounting matters, including the consequences any such matters may have on the Company or its stockholders; (ii) any advice or opinions provided by any other advisor to the Company or the Acquiror; or (iii) the fairness of the amount or nature of any compensation that may be paid to any of the Company's officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration.

        Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and the information made available to us as of, the date of this letter. It is understood that subsequent developments may affect the conclusions reached in this Opinion and that Stifel Nicolaus does not have any obligation to update, revise or reaffirm this Opinion except as otherwise may be specifically set forth in, and subject to the terms of, the engagement letter between Stifel Nicolaus and the Company, dated October 5, 2011 (the "Engagement Letter"). Our Opinion is for the information of, and directed to, the board of directors of the Company (the "Board") for its information and assistance in connection with its consideration of the financial terms of the Transaction. Our Opinion does not constitute a recommendation to the Board or any stockholder of the Company as to how to vote on or otherwise act with respect to the Transaction, including, without limitation, whether any stockholder should tender his, her or its shares in connection with the Offer. In addition, the Opinion does not compare the relative merits of the Transaction with any other alternative transaction or business strategy which may be or may have been available to the Board or the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

        For purposes of rendering our opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement and the CPR Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and the CPR Agreement and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. We have assumed that the final forms of the Agreement and the CPR Agreement will be substantially similar to the last drafts reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals required in connection with the Transaction will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

        Stifel Nicolaus has not considered any potential legislative or regulatory changes currently being considered by the United States Congress, the Securities and Exchange Commission (the "SEC"), or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. This Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company or any other person.

        We have acted as financial advisor to the Company in connection with the Transaction. We will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Offer or the Merger and a success fee, a portion of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse us for our expenses and indemnify us for certain liabilities arising out of our engagement. In the two years preceding the date of this Opinion, we have not served as financial advisor to the Company or the Acquiror. We may seek to provide other investment banking services to the Company or to the Acquiror in the future, for which we would seek customary compensation.

        Stifel Nicolaus' Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published, quoted or otherwise used or referred to, in whole or in part, nor shall any public reference to Stifel Nicolaus or this Opinion be made, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the Transaction, nor shall this Opinion be used for any other purposes, without the prior written consent of Stifel Nicolaus, except as specifically permitted by the Engagement Letter.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Consideration to be received by the common stockholders of the Company in the Transaction is fair to such stockholders, from a financial point of view.

Very truly yours,
/s/ Stifel Nicolaus STIFEL, NICOLAUS & COMPANY, INCORPORATED

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
Competitive Label Case
Non-Competitive Label Case
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
  ANNEX I
ADOLOR CORPORATION INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER. NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
RIGHT TO DESIGNATE DIRECTORS; PARENT'S DESIGNEES
GENERAL INFORMATION REGARDING THE COMPANY
COMMUNICATIONS WITH THE BOARD
OVERSIGHT AND RISK MANAGEMENT
CURRENT BOARD
THE BOARD OF DIRECTORS AND BOARD COMMITTEES
CURRENT MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS COMPENSATION DISCUSSION AND ANALYSIS
COMPENSATION COMMITTEE REPORT
EXECUTIVE COMPENSATION TABLES
Summary Compensation Table
2010 Grants of Plan-based Awards Table
Option Exercises and Stock Vested in 2010
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL
NON-EMPLOYEE DIRECTOR COMPENSATION
2010 Non-Employee Director Compensation
2011 Non-Employee Director Compensation (effective as of May 17, 2011)
2010 Non-employee Director Compensation Table
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PARENT DESIGNEES TO THE BOARD
  Annex II